SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated February 8, 2006, entitled, “Santander net attributable income for 2005 increases 72%, to EUR 6.220 billion”

2	Presentation dated February 8, 2006, entitled, “Activity and Results Year-end 2005.”

3	Santander Group Fourth Quarter 2005 Financial Report.

4	Santander Group Fourth Quarter 2005 Results.

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Item 1

Press Release

Santander net attributable income for 2005
increases 72%, to EUR 6.220 billion

On a like-for-like basis with 2004, Group attributable ordinary income was EUR 4,401 million (+22%), to which EUR 811 million from Abbey should be added, increasing ordinary income to EUR 5,212 million (+45%).

The strong earnings allow the Group to increase its dividend 25%, to EUR 0.4165 per share, distributing EUR 2,605 million to shareholders, equivalent to 49.98% of ordinary income.

Increased profit is based on the strength of retail business, both in Spain and Latin America, with 18% growth in lending and a 15% rise in deposits.

In continental Europe, attributable income rose 38.2% (to EUR 2,984 million) thanks to the 19% growth in lending and 9% in deposits.

In Latin America, attributable income rose 21% in US dollars (to US$2,208 million), its operating currency, backed by an increase of 20% in lending and of 17% in deposits in local currency.

Abbey, consolidated for the first time in Santander’s earnings in 2005, obtained attributable income of EUR 811 million, beating both revenue growth and cost reduction targets.

The NPL ratio fell to 0.89%, breaking the 2004 year-end barrier of 1.00%. Coverage increased to 182% at the end of 2005, from 166%.

In 2005 the Group obtained gross capital gains of EUR 2,229 million on the sale of industrial holdings, such as its 22% stake in Unión Fenosa (EUR 1,157 million), 32% in Auna (EUR 355 million) and 2.57% in The Royal Bank of Scotland (EUR 717 million).

Of the capital gains in the year, EUR 658 million were assigned to Abbey restructuring costs, EUR 608 million to pre-retirements in Santander in Spain and EUR 1,008 million were included in the year’s earnings.

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Madrid, 8th February 2006. Grupo Santander registered attributable income of EUR 6,220 million in 2005, an increase of 72% from 2004, when it recorded profit of EUR 3,606 million. Three factors have led to this performance. First of all, the strong growth of activity and earnings in the units already included in Grupo Santander in 2004, with profit increasing 22%, to EUR 4,401 million. Secondly, the inclusion of Abbey for the first time in the Group’s results, contributing EUR 811 million. And thirdly, the sale of non-strategic holdings, leading to substantial capital gains, of which EUR 1,266 million were assigned to extraordinary restructuring and 1,008 million to net income.

The strength of these earnings, the highest in the Group’s history, has enabled the Board of Directors to approve a 25% increase in the dividend charged to the 2005 results, the total amount of which will be EUR 0.4165 per share. EUR 2,605 million will be paid to shareholders, equivalent to 49.98% of ordinary income for 2005 (EUR 5,212 million), in line with the target pay-out. Therefore, the capital gains of EUR 1,008 million will be added to the Group’s capital as non-distributed profit. The dividend’s increase is the biggest in 17 years.

Earnings

In its first year in the Group’s accounts, Abbey made a highly positive contribution. The management objective for 2005 was to stabilise revenue, reduce costs and relaunch business operations with the commitment to end 2007 with synergies of £150 million in revenue and £300 million in costs. In its first year under Santander management, Abbey’s recurrent revenue increased by £95 million (+4%) and costs fell by £224 million, meaning that in just one year it has covered 75% of the 3-year savings target. Revenue growth was backed by improved sales and productivity, driving lending growth up 7% and customer funds up 1% in local currency.

Distribution of attributable income by business area	Accelerating growth in margins

With Abbey, Europe accounts for EUR 3,795 mill. of attributable income	Revenues and net operating income (ex-Abbey)
EUR Mill. and % of operating areas

The rest of the Group, excluding Abbey, showed growth in margins accelerating quarter by quarter. Thus, net interest revenue (+15%), net operating revenue (+14%) and net operating income (+18%) doubled their growth rates compared to the first quarter. The Group’s profit with the same perimeter as in 2004 is EUR 4,401 million, up 22%.

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Operating income from business in continental Europe (Spain, Portugal and Santander Consumer Finance) grew 20%, backed by the 11% increase in revenue, with costs under 3%. This performance, together with lower provisions, led to 38.2% growth in income, to EUR 2,984 million. The largest contribution was made by the Santander branch network in Spain, with EUR 1,285 million (+44.1%), followed by Banesto, 498 million (+24%) and Santander Consumer Finance, 487 million (+46.3%) .

In 2005, the Santander branch network focused on protecting its margins and concentrating its growth efforts on the most profitable business segments. As a result, it ended the year with over 9% increase in the net interest margin, double that of the first quarter. It was also able to combine a 1% cost reduction with the opening of 120 branches and the implementation of the Partenón IT system in all branches.

Main Units in Continental Europe 2005 Millions of euros and % change from 2004	Latin America. Main countries US$ Mill. and % change from 2004

Balanced revenue growth, together with cost control and lower needs for provisions, boosts income growth

(*) Banif, Asset Management and Global Wholesale Banking

In Latin America, costs rose 18.4%, owing to investment in new projects and branch networks in the main countries. Revenue grew 24.8%, leading to a 31.8% increase in operating income in dollars. Attributable income for the region rose 21%, to US$ 2,208 million (EUR 1,776 million). The largest contribution was made by Brazil, with income of US$ 734 million (+4.1%), followed by Mexico, with US$ 468 million (+16.3%) and Chile, with strong growth of 45.5% (US$ 420 million).

Performance was highly positive in the Group’s two global areas. Asset Management and Insurance, excluding Abbey, grew 26.7% in revenues and 15% in costs, leading to a 34.7% improvement in operating income and gross profit of 509 million (+37.2%) . Total revenues in funds and insurance activities within the Group grew 20%, with an increase of 30% in insurance, 16% in mutual funds and 15% in pension funds.

Global Wholesale Banking improved its operating income 8%, with a gross profit of EUR 1,069 million (+21.9%) . Corporate and investment banking still carries the most weight, representing 45.4% of revenues and growing 13%. The strongest growth was in customer treasury activity (Santander Global Connect and Santander Global Markets) and equities, expanding 28%. On the other hand, income from proprietary trading and portfolios fell.

Apart from these results from the Group’s ordinary activity, Santander progressed with the divestment of its industrial holdings in 2005 - Unión Fenosa (22%), Auna (32%) — and The Royal Bank of Scotland (2.57%), subsequently reinvesting these resources in banking business. These sales produced gross capital gains of EUR 2,229 million, which were

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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assigned to amortising the amount involved in restructuring Abbey (EUR 658 million) and to pre-retirements in the Santander branch network in Spain (EUR 608 million). The remainder of the non-assigned capital gains will be used to increase attributable income by EUR 1,008 million, which will contribute to reinforcing the Group’s solvency and sound capital base.

Business
Grupo Santander closed 2005 with a volume of managed customer funds of EUR 961,953 million, an increase of 21%. Of this amount, balance sheet resources accounted for EUR 528,522 million, with the remainder corresponding to customer funds (basically mutual funds and pensions), which are accounted for off-balance.

Grupo Santander’s gross lending amounted to EUR 443,439 million at the close of 2005, up 18%. The inclusion of Abbey (which for balance sheet purposes occurred at the close of 2004) adds greater regional risk diversification, with 49% of lending in continental Europe, 39% in the U.K. and the remaining 12% in Latin America.

Among Abbey’s priorities was the re-launching of its retail business, and it closed the year with a lending volume of EUR 171,796 million and 7% growth in local currency. Mortgage production was up 10%, Abbey-branded personal loans, 23% and the number of credit cards, 9%.

Lending rose 19.5% in continental Europe, across all countries and units, to EUR 212,455 million. The Santander branch network in Spain grew 15%, Banesto 23%, Portugal 13% and Santander Consumer Finance, 25%.

Continental Europe. Business activity

All units are expanding and focusing on their priorities and key segments

	Loans*	Funds**

Improving business mix: SMEs (+19%), micro-
Retail Santander	+15%	+8%	businesses (+32%), mortgages (+16%)
Demand deposits (+11%), mutual funds (+15%)

Market share increase: SMEs (+20%), mortgages
Banesto	+23%	+15%	(+ 27%), cards (+23%)
Time deposits (+29%)

Car financing (+22%), consumer + cards (+22%),
S. Consumer	+25%	+18%	direct loans (+36%)
New loans: Spain (+15%),Germany (+9%), Italy
(+30%)

Market share increase. SMEs (+20%), mortgages
Portugal	+13%	+6%	(+11%)
Mutual funds (+17%), Capitalisation plans (+32%)

(*) Includes securitisations
(**) Deposits without REPO’s + Mutual funds + Pension funds

In 2005, the Santander branch network granted 70,000 mortgages to retail customers in Spain, reaching a total amount of EUR 11,500 million and a 16% growth in balances, backed by the Super Revolución mortgage. It also granted 50,000 loans to corporates and registered 19% growth in the SME business and 32% in micro companies.

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Banesto grew 27% in mortgages, 23% in cards and 20% in SMEs, all three strategic areas of focus which are permitting an increase in market share. Santander Consumer continued its expansion through organic growth (with new branches in Germany and Italy), acquisitions (Portugal), the new activity launched in the UK and the entrance in new market segments, such as small loans in Spain. Auto financing, which is its main business line, grew 22%.

Activity and earnings growth in Portugal was especially noteworthy as Santander Totta had to work in a weak economic environment. In this context, it was capable of gaining market share in areas such as retail banking and businesses such as mortgages, consumer lending and insurance.

Latin America. Business activity

Activity increases in key countries

Changes in local currency
	Loans	Funds*
Market share increase in loans and funds
Brazil	+42%	+24%	SMEs (+53%), consumer loans (+27%)
Time deposits (+36%), mutual funds (+21%)

Market share increase in individuals, companies
and funds
Mexico	+35%**	+21%	SMEs (+39%), cards and consumer loans
(+60%), mortgages (+93%),
Generalised increase in funds, deposits (+16%)
and mutual funds (+36%)

Market share increase in individuals
Chile	+19%	+16%	SMEs (+33%), cards and consumer (+42%) and
mortgages (+26%)
Time deposits (+27%) and mutual funds (+11%)

(*)	Deposits without REPOs + mutual funds + pension funds

(**)	Excluding old mortgage portfolio and IPAB note. Including them: +13%

In Latin America, lending volume reached US$ 59,884 million, an increase of 19% in local currency. Brazil registered 42% growth in loans, with 53% increase in SMEs and 27% in consumer. Mexico grew by 35%, with 60% increase in cards and consumer lending and 39% in SMEs. In Chile, lending increased by 19%, with growths of about 33% in SMEs and 26% in mortgages.

Total managed customer funds amounted to EUR 681,367 million at the close of 2005, up 14.4% compared to the previous year. Balance sheet resources grew 13% to EUR 528,522 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 18.9%, to EUR 152,846 million. Mutual funds increased 11.9% and pension plans, 32%.

Abbey closed 2005 with EUR 227,068 million in customer funds, up 1% in local currency. 385,880 new current accounts and 36,918 SME accounts were opened in Abbey in 2005.

In continental Europe, customer funds under management amounted to EUR 261,769 million, an increase of 9%, with a rise in Spain, which accounts for more than 80%, of 9%, to EUR 214,275 million. The Group remains the leader in mutual funds in Spain, with a market share of more than 25%, and continues to be in second place in Portugal, with a market share of 18%.

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In Latin America, customer funds amounted to US$ 145,446 million, growing 17% without the exchange rate effect. In deposits less repos and securitisations, all countries registered double-digit growth, especially Brazil (+24%), while Mexico and Chile increased by 21% and 16%, respectively. Mutual funds business grew by 24%, with noteworthy increases in Mexico (+36%), Brazil (+21%) and Chile (+11%).

Management and capital ratios

Efficiency: Revenues grew by more than costs, leading to an improvement in the efficiency ratio. At the close of 2004, overall costs and amortisations absorbed 52% of revenues, falling to 50% at the end of 2005 in comparable terms, but at 52.5% with the inclusion of Abbey last year. The efficiency ratio of the Group measured by costs, without amortisations, as a percentage of revenues is 47.5% . Abbey registered the biggest improvement, going from 68.1% in the first quarter 2005 to 56.6% in the fourth quarter. Continental Europe improved to 37.7%, 3.2 percentage points lower. Latin America amounted to 47.4%, improving 2.3 points.

Efficiency		Non-performing loan rate and NPL coverage
Efficiency improvement in all operating areas		Strong coverage improvement and NPL ratio at historical minimums, despite the business mix change

(*)	With Abbey: with amortisations 52,5% and 47,5% without amortisations in 2005
(*) Excluding Abbey: NPL ratio 1.02% and coverage ratio of 223%

NPLs: The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of 2005. Grupo Santander’s NPL rate is 0.89%, with 182% coverage. Grupo Santander has EUR 4,725 million generic funds, or “reserves for the future”.

Abbey has already reached 78% coverage and a NPL rate of 0.67% . In continental Europe, the NPL rate is 0.75% and coverage 248%. In Spain, the NPL rate is 0.59% in Santander and 0.49% in Banesto, down 0.01 and 0.15 points, respectively. Coverage is 289% in the Santander branch network and 372% in Banesto, growing 20 and 98 points, respectively, compared to 2004. Consumer finance activity (Santander Consumer Finance) closed with a NPL rate of 2.4% and a coverage rate of 125%. In Latin America, NPLs fell 1.03 points, to 1.91% in the year, whilst coverage increased 28 points, to 183%.

Capital: The Group’s eligible capital amounted to EUR 53,426 million at the end of 2005, with a surplus of EUR 20,407 million over minimum requirements. With this capital base, the BIS ratio is 12.9%, with Tier I at 7.9% and core capital at 6.05% .

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Capital ratios	2005 key highlights

Improving capital ratios in a high business growth year. Core capital 6%	In summary, the first year after the acquisition of Abbey, the Group’s strength allowed us to

Retained ordinary income

Realised capital gains and lower capital consumption of industrial portfolio

Reduction of Abbey’s goodwill due to valuation of intangibles

* The dividend per share proposed to the Board implies an increase of 63% (Q4’05/Q4’04) and a dividend pay-out of 49.98% o/ordinary income

The share and the dividend

Santander shares ended 2005 at EUR 11.15, an increase of 22.12% for the year. Since the offer for Abbey, the shares are up 51.5%. At the close of 2005, Santander’s market capitalisation was EUR 69,735 million, reinforcing its position as the leading bank in the euro zone and tenth in the world.

The Board of Directors has approved the dividend charged to the 2005 earnings, which will amount to 0.4165 euros per share, an increase of 25% over the dividend charged to the 2004 earnings. The dividend’s increase is the biggest in 17 years. The amount per share means the Group will be distributing EUR 2,605 million to its shareholders, representing 49.98% of the attributable net income. Three of the four annual dividends have already been payed, amounting to 0.09296 euros each, whilst the forth one, 0.13762 euros per share, is still pending. In 2005, the share’s dividend yield was 4.21%.

Grupo Santander’s shareholder base reaches 2,443,831 shareholders. 129,196 people work in the Group, serving 66 million customers in 10,201 branches.

More information on: www.gruposantander.com

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Income statement
Million euros
	2005		2004	Variation (%)

	With Abbey	w/o Abbey		With Abbey	w/o Abbey

Net interest income (w/o dividends)	10,401	8,511	7,372	41.08	15.45
Dividends	336	334	389	(13.73)	(14.17)

Net interest income	10,736	8,845	7,761	38.33	13.96

Income from companies accounted for by the equity method	619	617	449	37.90	37.35
Net fees	6,071	5,113	4,583	32.48	11.57
Insurance activity	816	227	161	405.36	40.45

Commercial revenue	18,242	14,802	12,955	40.82	14.26

Gains (losses) on financial transactions	1,565	1,218	1,101	42.20	10.70

Gross operating income	19,807	16,020	14,055	40.92	13.98

Income from non-financial services	426	374	348	22.49	7.50
Non-financial expenses	(122)	(106)	(145)	(15.97)	(26.89)
Other operating income	(104)	(104)	(63)	64.83	64.83
Operating costs	(10,723)	(8,307)	(7,533)	42.34	10.27
General administrative expenses	(9,701)	(7,403)	(6,695)	44.91	10.58
Personnel	(5,744)	(4,516)	(4,236)	35.60	6.62
Other administrative expenses	(3,958)	(2,887)	(2,459)	60.96	17.41
Depreciation and amortisation	(1,021)	(904)	(839)	21.76	7.78

Net operating income	9,285	7,877	6,662	39.38	18.25

Impairment loss on assets	(1,807)	(1,489)	(1,843)	(1.98)	(19.25)
Loans	(1,615)	(1,297)	(1,573)	2.69	(17.54)
Goodwill	—	—	(138)	(100.00)	(100.00)
Other assets	(192)	(192)	(132)	44.85	44.80
Other income	(286)	(362)	(237)	20.85	52.97

Income before taxes (ordinary)	7,192	6,026	4,581	56.98	31.54

Corporate income tax	(1,437)	(1,082)	(597)	140.73	81.36

Net income from ordinary activity	5,755	4,944	3,985	44.43	24.08

Net income from discontinued operations	(14)	(14)	12	—	—

Net consolidated income (ordinary)	5,742	4,930	3,996	43.67	23.37

Minority interests	530	530	390	35.69	35.69

Attributable income to the Group (ordinary)	5,212	4,401	3,606	44.54	22.04

Net extraordinary gains and writedowns	1,008	1,008	—	—	—

Attributable income to the Group	6,220	5,409	3,606	72.50	50.00

Customer loans
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	5,243	5,741	(8.68)	5,243	5,741	(8.68)
Other residents	153,727	126,253	21.76	153,727	126,253	21.76
Secured loans	81,343	62,457	30.24	81,343	62,457	30.24
Other loans	72,384	63,796	13.46	72,384	63,796	13.46
Non-resident sector	284,468	244,201	16.49	111,727	86,395	29.32
Secured loans	174,335	160,514	8.61	34,552	26,250	31.63
Other loans	110,133	83,687	31.60	77,175	60,145	28.31

Gross loans and credits	443,439	376,195	17.87	270,698	218,389	23.95

Credit loss allowance	7,610	6,845	11.17	6,664	5,829	14.33

Net loans and credits	435,829	369,350	18.00	264,033	212,560	24.22

Pro memoria: Doubtful loans	4,356	4,208	3.52	3,139	3,091	1.57
Public sector	3	3	(7.20)	3	3	(7.20)
Other residents	1,027	1,015	1.18	1,027	1,015	1.18
Non-resident sector	3,326	3,189	4.28	2,109	2,073	1.77

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Customer funds under management
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	14,966	13,998	6.91	14,966	13,998	6.91
Other residents	83,392	79,273	5.20	83,392	79,273	5.20
Demand deposits	50,124	44,259	13.25	50,124	44,259	13.25
Time deposits	18,799	19,821	(5.16)	18,799	19,821	(5.16)
REPOs	14,470	15,193	(4.76)	14,470	15,193	(4.76)
Non-resident sector	208,008	189,941	9.51	97,231	76,588	26.95
Demand deposits	113,603	95,263	19.25	35,013	29,866	17.23
Time deposits	77,195	74,934	3.02	51,377	38,102	34.84
REPOs	14,366	17,128	(16.12)	8,036	6,004	33.84
Public Sector	2,844	2,616	8.70	2,806	2,616	7.27

Customer deposits	306,365	283,212	8.18	195,589	169,859	15.15

Debt securities	148,840	113,839	30.75	86,378	61,505	40.44
Subordinated debt	28,643	27,470	4.27	17,336	16,848	2.90
Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

On-balance-sheet customer funds	528,522	466,865	13.21	307,453	254,110	20.99

Mutual funds	109,480	97,838	11.90	103,481	92,779	11.53
Pension plans	28,619	21,679	32.02	28,619	21,679	32.02
Managed portfolios	14,746	8,998	63.88	14,746	8,998	63.88

Off-balance-sheet customer funds	152,846	128,515	18.93	146,846	123,456	18.95

Customer funds under management	681,367	595,380	14.44	454,300	377,566	20.32

Shareholders' equity and capital ratios
Million euros
			Variation

	31.12.05	31.12.04	Amount	%

Capital stock	3,127	3,127	—	—
Additional paid-in surplus	20,370	20,370	—	—
Reserves	8,781	6,949	1,832	26.36
Treasury stock	(53)	(104)	51	(49.06)

On-balance-sheet shareholders' equity	32,225	30,342	1,883	6.21

Net attributable income	6,220	3,606	2,614	72.50
Interim dividend distributed	(1,163)	(792)	(371)	46.90

Shareholders' equity at period-end	37,282	33,156	4,126	12.44

Interim dividend not distributed	(1,442)	(1,046)	(396)	37.91

Shareholders' equity	35,840	32,111	3,729	11.61

Valuation adjustments	3,077	1,778	1,300	73.11
Minority interests	2,848	2,085	763	36.58
Preferred securities	1,461	2,124	(663)	(31.20)
Preferred securities in subordinated debt	6,653	5,498	1,154	21.00

Shareholders' equity and minority interests	49,880	43,596	6,283	14.41

Computable basic capital	32,532	24,419	8,113	33.23
Computable supplementary capital	20,894	19,941	953	4.78

Computable capital (BIS criteria)	53,426	44,360	9,066	20.44

Risk-weighted assets (BIS criteria)	412,734	340,946	71,788	21.06

BIS ratio	12.94	13.01	(0.07)

Tier 1	7.88	7.16	0.72

Cushion (BIS ratio)	20,407	17,084	3,323	19.45

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Item 2

ACTIVITY AND RESULTS

Year-end 2005

February 8, 2006

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Important information

Banco Santander Central Hispano, S.A. ("Santander") cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The financial data for year 2004 has been stated under IFRS criteria and according to the new structure of the Group's business segments. These figures have not been audited and therefore, may be subject to change.

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Index

Grupo Santander’s performance in 2005

Business areas’ performance in 2005

Conclusions for 2005 and 2006 vision

Appendix

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Grupo Santander in 2005 achieved all the objectives set out at the start of the year…
(Results  presentation  25.02.2005)

Banking in	Growth with better business mix
Spain and	Partenon: cost management and commercial
Portugal	effectiveness

Consumer	Organic growth and selective acquisitions
Banking	Structurally a higher spread business

Abbey	Commercial restructuring
Lower costs due to systems and IT streamlining

Latin America	Strong drive in customer focused business
Costs to be more contained

… producing record attributable income and improving our strategic positioning

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Grupo Santander’s Results in 2005

Attributable income grew 72%, exceeding EUR 6,200 mill. Ordinary income reached EUR 5,212 mill.

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Grupo Santander’s Results in 2005

Including the net impact of capital gains and extraordinary allowances, attributable income reached EUR 6,220 million

Impact on attributable income : EUR 1,008 million

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2005 ordinary attributable income. Key highlights

1. Abbey surpassed its 2005 objectives

Goals

Stabilisation of recurrent revenues

Cost base reductions

Improve sales performance and business productivity
Results

Increase in recurrent revenues o/2004: +4% (+£95 mill.)

Savings of £224 million, above the revised target of £150 million

Increased turnover of key products

Early amortisation of £ 150 mill. of restructuring costs

Net attributable income: EUR 811 million

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2005 ordinary attributable income. Key highlights

2. With Abbey, Europe accounts for EUR 3,795 mill. of attributable income

Operating areas attributable income distribution

EUR Mill. and % o/ operating areas

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2005 ordinary attributable income. Key highlights

3. Growth acceleration of revenues and net operating income (ex-Abbey)

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2005 ordinary attributable income. Key highlights

4. Net operating income growth (ex-Abbey) supported by all operating areas …

… whereas Financial Management negatively impacts results due to the exchange rate position, lower dividends and lower revenues from the centralized ALCO portfolio

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2005 ordinary attributable income. Key highlights

5.	Efficiency improvement in all operating areas

(*)	With Abbey: with amortisations 52,5% and 47,5% without amortisations in 2005

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2005 ordinary attributable income. Key highlights

6.	Lower allowances in 2005 (ex-Abbey) due to lower generic provisions...

(1) Generic provisions: 111 million (includes Financial Mgmt.)

(*)	Specific provisions are net of recoveries	12
(**)	Annualised net specific provisions / loans

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2005 ordinary attributable income. Key highlights

6.	Strong coverage improvement and NPL ratio at historical minimums, despite the business mix change

(*)	Excluding Abbey: NPL ratio 1.02% and coverage ratio of 223%

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2005 key highlights

7. Improving capital ratios in a high business growth year. Core capital 6%

Retained ordinary income

Materialised capital gains and lower capital consumption of industrial portfolio

Reduction of Abbey’s goodwill due to valuation of intangibles

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2005 key highlights

8. ROE improves quarter after quarter in 2005 although, compared to 2004, still affected by Abbey’s incorporation

Under international standards, Santander occupies a leading position amongst the 20 largest banks world-wide

RoNAV net: Return over shareholders equity adjusted by goodwill	15
SAN*: including extraordinary net capital gains
SAN**: not including extraordinary net capital gains

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2005 key highlights

In summary, the first year after the acquisition of Abbey, the Group’s strength allowed us to...

*The dividend per share proposed to the Board implies an increase of 63% (Q4’05/Q4’04) and a dividend pay-out of 49.98% o/ordinary income

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Index

Grupo Santander’s performance in 2005

Business areas’ performance in 2005

— Continental Europe

— United Kingdom – Abbey

— Latin America

— Global Businesses

Conclusions for 2005 and 2006 vision

Appendix

17

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Continental Europe

Net attributable income of EUR 2,984 mill., by applying our business model in mature markets. Fourth quarter, a record

(*)	Personnel + administrative costs + amortisations	18

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Main Units Europe 2005
EUR Mill. and % o/ 2004

Balanced revenue growth, together with cost control and lower needs for provisions, boosts income growth

(*)	Banif, Asset Management and Global Wholesale Banking	19

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Continental Europe. Business activity

All units are expanding and focusing on their priorities
and key segments

	Loans*	Funds**

Retail Santander	+15%	+8%

Improving business mix: SMEs (+19%), micro- businesses (+32%), mortgages (+16%)
Demand deposits (+11%), mutual funds (+15%)

Banesto	+23%	+15%
Market share increase: SMEs (+20%), mortgages (+27%), cards (+23%)
Time deposits (+29%)

S. Consumer	+25%	+18%
Car financing (+22%), consumer + cards (+22%), direct loans (+36%)
New loans: Spain (+15%),Germany (+9%), Italy (+30%)

Portugal	+13%	+6%
Market share increase. SMEs (+20%), mortgages (+11%)
Mutual funds (+17%), Capitalisation plans (+32%)

(*)	Includes securitisations
(**)	Deposits without REPO’s + Mutual funds + Pension funds

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Continental Europe. Efficiency

This growth is achieved with a strong improvement
in efficiency in all units ...

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Continental Europe. NPL and Coverage ratios

… and a very good performance of NPL and coverage ratios

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Santander Network. Key management highlights

2005

- **Focus on spread and business mix**

Net interest revenue

Var. o/ same period 2004
+4%
+7%
+9%
+9%
Q1'05
H1'05
9M'05
2005

- **Growing efficiently**

Var. o/ 2004
-1%
+120
Costs
Branch openings

- **Implementation of Partenon**

2006

- **"We want to be your bank"** plan for individual customers
  - Investing to attain:
    - More customers
    - More linkage
    - More balances and products
  - Break-even: +110,000 linked customers and +75,000 captured
- Greater capacity and business efficiency
  - Plan to open branches (managing costs)
  - Partenón potential
- Quality Plan: customer focus
- Profitable and diversified growth

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Banesto. Management keys

2005

- **Growing more than our competitors**

Change in market share 2005

Total Business. against banks

+25 p.b.
+28 p.b.
Target
Acomplished

- **Progress in growth projects**
  - SMEs
  - CIMA individuals
  - Consumer and cards
  - Customer treasury

- Improving efficiency ratio: 4 p.p. o/2004

2006

- New Master Plan 2006-2008
  - Market share: +0.75 p.p.
  - ROE: 20%
  - Efficiency: 35% (-5 p.p.)

- 2006 Management focus on:
  - Profitable growth in target segments (SMEs, individual customers,…)
  - Leadership in satisfaction (customers, employees)
  - Enhance commercial strength

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Santander Consumer. Management keys

2005

- **Strong organic growth**
  - New branches in Italy & Germany
  - Launch of consumer business in UK
  - New businesses: sub-prime loans in Spain, deposits in Italy ...

Like for like growth

Change over 2004
+17%
+20%
+28%
+40%
New loans
Revenues
Net op. income
Attributable income

- **Strategic acquisitions**
  - Portugal (critical mass)
  - Scandinavia (local franchise completed)

2006

- Putting in value latest acquisitions
- Advancing in global management:
  - Technological integration
  - Centralised MIS
  - Launching Partenón project (2006 - 2008)
- Strict risk management
- Looking for market opportunities

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Portugal. Management keys

2005

- **Strong growth in business and results in a weak macro environment**

Gains in market share

Change over 2004
+12 pb
+20 pb
+41 pb
Individuals
Mortgages & Consumer finance
Capitalisation plans

- **Fees** (+10%), the revenue driver
- Flat **costs** after growth in branch network (+22 branches)

2006

- Further gains in market share
- Strengthen distribution capacity (branch openings)
- Increase linkage levels in companies via greater transactional business
- Initiating implementation of Partenón (2006 - 2007)
- Focus on maintaining credit risk quality

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Index

Grupo Santander’s performance 2005

Business areas’ performance in 2005

—	Continental Europe

—	United Kingdom – Abbey

—	Latin America

—	Global Businesses

Conclusions for 2005 and 2006 vision

Appendix

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Abbey in 2005

Remarkable contribution to the Group in its first year of consolidation: Attributable income of EUR 811 mill.

Mill. £	2005

Gross operating income	2,590

Operating costs	-1,652

Net operating income	963

Loan-loss provisions	-218

Ordinary PBT	797

Ordinary attributable income	555

Ordinary attrib. income (EUR)	811

(**) Customer funds = Deposits without REPOs + Mutual funds
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Abbey. Income Statement 2005
Mill. £

Improving results every quarter and moving towards the expected cruising speed for 2006

(*)	Operating costs: personnel and administrative and amortisation. Cost from the former area of whosale banking (mainly Porterbrook) are included	29

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Abbey en 2005. Activity
Million £

Improvement in our sales capacity reflected in the business activity increase during the year

Other products:	Opening current accounts	385,880	+2%
	Opening SME’s accounts	36,918	+19%
	New cards	217,027	+9%

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Abbey. UK Gaap
Million £

A good year compared to 2004

(*)	PBT from the former area of wholesale banking (mainly Porterbrook) are included	31
(**)	Includes experience variances
Note: Data in local criteria. 2004 data re-stated according to IFRS

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Abbey. Management highlights for 2006

In 2006 Abbey’s management will centre on:

Improve market share performance

Push core businesses: mortgages and savings

Aggressive stance in bank accounts, UPLs and investments

Improve retention levels across all products

Increase sales capacity throughout all channels

Building a technological platform and creating a business team for the credit card business

Progress in the implementation of Partenón

With the objective of covering the cost of capital in 2007

32

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Index

Grupo Santander’s performance 2005

Business areas’ performance in 2005

— Continental Europe

— United Kingdom – Abbey

— Latin America

— Global Businesses

Conclusions for 2005 and 2006 vision

Appendix

33

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Total Latin America

Attributable income of US$ 2,208 million, 21% growth. Record quarter (Q4’05) in revenues and net operating income

(*)    Personnel + administrative costs + amortisation

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Latin America. Main countries
US$ Mill. and % o/ 2004

Strong revenue growth with costs under control in all countries

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Latin America. Business activity

Activity increase in key countries

Variations in local currency

	Loans	Funds*
Market share increase in loans and funds
Brazil	+42%	+24%	SMEs (+53%), consumer loans (+27%)
Time deposits (+36%), mutual funds (+21%)

Market share increase in individuals, companies and funds
Mexico	+35%**	+21%	SMEs (+39%), cards and consumer loans (+60%), mortgages (+93%),
Generalised increase in funds, deposits (+16%) and mutual funds (+36%)

Market share increase in individuals
Chile	+19%	+16%	SMEs (+33%), cards and consumer (+42%) and mortgages (+26%)
Time deposits (+27%) and mutual funds (+11%)

(*)	Deposits without REPOs + mutual funds + pension funds
(**)	Excluding old mortgage portfolio and IPAB note. Including them: +13%	36

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Latin America. Efficiency

This growth was due to strong efficiency improvement in the main countries …

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Latin America. NPL and Coverage ratios

… and a good performance of credit quality ratios, despite the change in business mix

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     Brazil. Management keys

2005	2006

Increasing customers and linkage
Finalisation of IT platform integration in Q1’06: greater business capacity

Sharp rise in customer activity and revenues

– Credit cards, insurance, consumer

Costs converging with inflation

Change o/ same period 2004 in local currency
Civil servant customer loyalty programme

Costs below inflation rate

Early amortisation (US$150 mill.) of obsolete IT systems

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   Mexico. Management keys

2005	2006

Increase in customers and linkage Two drivers: payrolls and cards

	“Growth projects”: in maturing process

	–	Continue plans of capturing and linking customers: cards, insurance, consumer

Gain in market share	–	Investment in revenue-generating projects (costs growing more slowly than revenues)

		Higher risk premium, consistent with change of business mix

Better spreads because of business mix

Increase in infrastructure: higher costs with better efficiency

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Chile. Management keys

2005

Increasing customer base

Gain in market share

Better spreads compared to sector

Branch openings, with cost control
2006

Greater activity with retail customers: around 20%

Revenue growth in line with rise in activity

Costs slightly above inflation

—	Investing in the distribution capacity

—	More branches

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Rest of Latin America

Attributable income by units
USD Mill.	Change 2005 / 2004
	2005	Amount	%

Puerto Rico	60	+2	+2.7
Argentina	97	+63	+188.6
Venezuela	165	+46	+38.7
Other	120	+18	+17.6
Rest of countries	442	+129	+41.4
Santander
Private Banking	144	+29	+24.8
Total	586	+158	+36.9

Keys for 2006
Growth opportunities
Focus on consumer loans
Prepared to grow after
strengthening in 2005
Selective growth in retail business
Continue to grow and
capture customers and
balances

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Index

Grupo Santander’s performance 2005

Business areas’ performance in 2005

— Continental Europe

— United Kingdom – Abbey

— Latin America

— Global Businesses

Conclusions for 2005 and 2006 vision

Appendix

43

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Asset Management and Insurance (ex-Abbey)
EUR Mill.

Improvement of “the factory’s” revenues and income, and of its contribution to the Group

(*) (**)	Personnel + administrative costs + amortisation Commissions + Insurance activity	44

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Asset Management and Insurance. Management keys

2005		2006
Funds: striving for innovation and
higher value-added products		Common IT platforms (2006 – 2007)
—	Spain: better mix and of revenues on average managed funds
Pension funds and plans:
	Mutual funds: revenues o/average managed funds	—	Greater efficiency by common operative
	Change o/ Dec. 2004. Mutual funds by Inverco	—	Marketing alternative funds in Spain (new legislation)

Insurance:

		—	Better penetration in Spain: New products

		—	Stronger sales of own insurance via Santander Consumer

—	Latam: growth in main countries with gains in market share	—	Strengthening bancassurance in Latam (especially in Mexico)

Bancassurance: strong growth

—	High linkage to loans. Thrust in linkage products

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Global Wholesale Banking
EUR Mill.

Positive effect from greater activity with customers and sale of portfolios. Negative impact from own account trading in Latin American treasuries.

(*)	Personnel + administrative costs + amortisation	46

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Global Wholesale Banking. Management keys

2005

Greater contribution of value-added products and lower basic financing

Revenues by type of product

Treasury: focus on customer revenues

—	Santander Global Connect (SGC) in Spain: x2 in the year

—	Extension of SGC to Portugal: +56 % in the year
2006

Business framework: more global focus and integrated with our natural markets

Better service to large corporate clients. In 2006, 294 clients, after enlarging Global Relationship Model in Latin America

Developing measures launched in 2005. Focus on:

—	Transactional business in Spain

—	Middle market in Investment Banking

—	Extend SGC to Mexico and Chile

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Index

Grupo Santander’s performance 2005

Business areas’ performance 2005

Conclusions for 2005 and 2006 vision

Appendix

48

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2005, an excellent year for Santander

1.	Record quality earnings, supported by operating areas

2.	Strong growth in countries and key businesses

3.	Increase in customer business, mainly in Latin America and Wholesale Banking

4.	Positive performance of Abbey in sales, revenues and costs

5.	Efficiency improvement

6.	Progress in Global Projects, especially in:

	—	technology: advancing towards a global IT platform

	—	customers: applying homogeneous quality parameters, with impact on incentives.

	—	businesses: Global Wholesale Banking, cards, insurance, consumer loans

	—	costs: Global Purchase Model

7.	Disposal of non-core businesses

8.	Capital ratios in target levels

15% growth in EPS in first year after the acquisition of Abbey

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Expected macro environment for 2006

Sustained growth in the global economy

In Europe

—	Spain and UK growing faster than the Euro zone average

—	Moderate rise in Euro zone interest rates that could temporarily affect spreads

—	Mortgages growth in Spain: market expectations of a slight slowdown but still strong

In Latin America

—	The region will grow strongly again (around 4%)

—	Solid fundamentals

—	Rise in bancarisation levels

—	Consolidated institutional environment

—	Structural growth for the following years

Positive scenario for financial business

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2006 basic focus of the Group’s management

Greater integration of global businesses: higher revenues

Greater integration of technology, IT systems and operations: improve in efficiency

Business portfolio which produces higher organic growth than that of our competitors

New internal growth projects: I06 - I08 Plan

Maintain predictable risk
Efficient capital allocation

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Extracting the Group’s value by applying a more global management

Building global business models

Cards	Asset Mgmt.	Insurance	Consumer Finance	… etc.

Already generating greater revenues

We will continue to globalise all those businesses that allow us to obtain synergies from the management of their business model,
“factories” or operations ...

...which obliges us to have an appropriate technology

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Extracting the Group’s value by applying a more global management

Technology, Systems and Operations with global vision

Moving towards a single IT platform	With integrated operations

Partenón: all of Europe in 2008	Creation of a Corporate Unit of Operations

Altair: All of LatAm in 2006	Common processes (best practices/knowledge)

Streamlining of centres in Europe and Latin America

Unification of data processing centres

Unification of service and maintenance centres

Global synergies in costs and greater business efficiency 2006-2008

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Greater capacity to grow than competitors

Differential drivers:

Retail banking in developed markets: efficiency and productivity

Abbey as a growth opportunity

Strong presence in emerging markets: Latin America

Consumer Finance: growing high spread business

Greater integration of wholesale banking from our local banks

Development of global synergies

Better allocation of capital

Higher organic growth	Guaranteeing extra sources of growth

54

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Maintain structural growth in banking business in coming years

55

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Index

Grupo Santander’s performance 2005

Business areas’ performance in 2005

Conclusions for 2005 and 2006 vision

Appendix

56

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Grupo Santander’s performance in 2005
EUR Mill.

	2005	% var.	2005	% var.
	w/out Abbey	o/ 2004	with Abbey	o/ 2004

Commercial revenue	14,802	+14.3	18,242	+40.8

Gross operating income	16,020	+14.0	19,807	+40.9

Operating costs	-8,307	+10.3	-10,723	+42.3

Net operating income	7,877	+18.3	9,285	+39.4

Loan-loss provisions	-1,297	-17.5	-1,615	+2.7

PBT (w/out capital gains)	6,026	+31.5	7,192	+57.0

Ordinary attrib. income	4,401	+22.0	5,212	+44.5

Attributable income	5,409	+50.0	6,220	+72.5

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Spreads main units Continental Europe
(%)

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Abbey. Spreads and NPL’s (%)

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Abbey in 2005. Conciliation of costs Spain / UK Mill. £

(*)	Operating costs: personnel and administrative and amortisation. Cost from the former area of wholesale banking (mainly Porterbrook) are included	60

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Spreads main countries Latin America (%)

61

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Investor Relations
Ciudad Grupo Santander
Edificio  Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte,  Madrid  (Spain)
Tel.: 34 91 259 65 14 - 34 91 259 65 20
Fax: 34 91 257 02 45
e-mail: investor@gruposantander. com
www.gruposantander. com

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Item 3

Financial Report 2005 January - December

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2	|
January - December 2005

Explanatory notes to the financial statements

Previous considerations

The following 2005 financial statements have been prepared according to the International Financial Reporting Standards (IFRS). The figures for 2004 have been restated according to the new criteria, but have not yet been audited. Following are the explanatory notes of the principal concepts affected by the change in accounting standards.

In this financial report, the Group income statement and balance sheet, and its details, are published with and without the incorporation of Abbey, as well, as the inter-annual variation.

Explanatory notes to the financial statements

The International Financial Reporting Standards (IFRS) came into force in Spain on January 1, 2005 and must be applied by the groups of listed companies.

As a result, in order to interpret appropriately the financial statements presented below, the accounting principles described in Note 1 of the latest annual statements drawn up by Grupo Santander must be taken into account as well as the changes which are now indicated. The figures for 2004 have been drawn up retroactively using the new criteria, but have not yet been audited.

a)	Financial commissions. Commissions for the opening of credits and loans, which are not directly incurred by the formalisation of operations, must be accrued over the life of the operation, as one more component of the effective return of a credit or loan, although limited amounts are recorded in other operating income at the time they are charged. Until now, these commissions were fully reflected in the income statement once the operation was approved.

b)	Derivatives. Under the IFRS, all derivative products have to be valued on the basis of their fair value which, whenever possible, should be their market value, recording, as a general rule, the changes in the income statement. Previously, all that could be recorded were the changes in value if the were derivatives contracted in organised markets. Otherwise, if the valuation showed potential losses, they were reflected in results and if they were potential profits they could not be recorded until their effective materialisation or be offset with capital losses in instruments of the same currency.
c)	Financial assets available for sale. The new rules create a portfolio that is very similar to the previous portfolio of ordinary investment. The basic difference is that the changes in the fair value of assets classified in this portfolio must be registered, both negative and positive ones, in the company’s capital. When these changes in value occur, they are recorded in the income statement. The previous rules were similar but only in the allowance for capital losses.

d)	Loan-loss provisions. The new rules establish an impairment test for all assets. The Bank of Spain introduces a new provision for inherent losses, which are those that all risk operations contracted by the entity have from the time they are granted. The new provision replaces the previous generic and statistical provisions. There are also maximum and minimum provision limits and a mechanism for annual allocation which takes into account, on the one hand, the change in the credit during the year and, on the other, the specific provisions made during the year for specific doubtful loans.

e)	Pension funds. The new rules mean the so-called "focus of the fluctuation band" can be applied to actuarial gains and losses, deferring the recording in results of the differences that exceed 10% of the commitments over a period of up to five years. This focus is also applied to the deficit that arose in 2000 as a result of implementing the regulations issued in 1999 and which had to be amortised in 10 years, as long as this deficit is within the 10% fluctuation band.

f)	Goodwill. Until now, goodwill had to be amortised systematically over a period which could last 20 years. Under the new rules goodwill stops being amortised and must be submitted, at least annually, to an impairment test to determine if it continues to maintain its value, or whether

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		|	3
January - December 2005

Explanatory notes to the financial statements

the eventual deterioration should be recorded against the income statement.

g)	Operations with treasury stock instruments. Under the IFRS the results from the trading of treasury stock are recorded as changes in capital and their value remains fixed at acquisition cost. Under the previous rules the results were recorded in the income statement.

h)	Preferred securities. The cost of these instruments, which have a regular contractual remuneration, is now recorded as a financial cost. Previously, this cost was attributed to minority interests.

i)	Sphere of consolidation. Until now, in the consolidated financial statements of groups of credit entities, only financial entities and companies that conducted banking activity or were mere investment companies consolidated by the global integration method. In addition, insurance companies and others whose activity had nothing to do with financial activity, such as industrial, commercial or real estate firms, consolidated by the equity method.

The IFRS broaden the perimeter of consolidation to all companies that are part of the group where management control is exercised. The results from commissions charged by the Group’s insurance companies are consolidated by global integration in the income statement. Operating results contributed by other non-financial and consolidated companies are recorded under "Income from non-financial services" and "Non-financial expenses". Lastly, the results contributed by non-consolidated companies over which there is a significant influence on their management are recorded as "Income from companies accounted for by the equity method."

The two changes that most affect the income statement, and positively, are the amortisation of goodwill and the reduced needs for loan-loss provisions.

Exchange rates: 1 euro / currency parity

	Average (Income statement)		Period-end (Balance sheet)

	2005	2004	31.12.05	31.12.04

US$	1.2435	1.2410	1.1797	1.3621

Pound sterling	0.6838	0.6780	0.6853	0.7050

Brazilian real	3.0068	3.6325	2.7446	3.6177

New Mexican peso	13.5338	14.0120	12.5845	15.2279

Chilean peso	694.1889	756.6815	604.7732	759.7110

Venezuelan bolivar	2,622.8132	2,336.1757	2,533.1698	2,611.9630

Argentine peso	3.6352	3.6564	3.5907	4.0488

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4	|
January - December 2005

Key consolidated data

		With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Balance sheet (Million euros)
Total assets	809,107	664,486	21.76	511,587	393,820	29.90

Customer loans	435,829	369,350	18.00	264,033	212,560	24.22

Customer funds under management	681,367	595,380	14.44	454,300	377,566	20.32

On-balance sheet	528,522	466,865	13.21	307,453	254,110	20.99

Off-balance sheet	152,846	128,515	18.93	146,846	123,456	18.95

Shareholders' equity	35,840	32,111	11.61

Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

Capital and NPL ratios (%)
BIS ratio	12.94	13.01

Tier I	7.88	7.16

NPL ratio	0.89	1.00		1.02	1.19

NPL coverage	182.02	165.59		222.62	193.22

Income statement (Million euros)
Net interest income (w/o dividends)	10,401	7,372	41.08	8,511	7,372	15.45

Commercial revenue	18,242	12,955	40.82	14,802	12,955	14.26

Gross operating income	19,807	14,055	40.92	16,020	14,055	13.98

Net operating income	9,285	6,662	39.38	7,877	6,662	18.25

Attributable income to the Group (ordinary)*	5,212	3,606	44.54	4,401	3,606	22.04

Attributable income to the Group	6,220	3,606	72.50	5,409	3,606	50.00

Profitability and efficiency (%)
ROA	0.78	1.01

Ordinary ROE*	16.64	19.74

ROE	19.86	19.74

Efficiency ratio (1)	47.47	46.12		44.51

Efficiency ratio (2)	52.55	52.00		50.05

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254

Share price (euros)	11.15	9.13

Market capitalisation (million euros)	69,735	57,102

EPS ordinary (euro)	0.8351	0.7284

Diluted EPS ordinary (euro)	0.8320	0.7271

EPS (euro)	0.9967	0.7284

P/E ratio (share price / EPS ordinary)	13.35	12.53

(*).- Excluding net extraordinary gains and writedowns

Other data
Shareholders (number)	2,443,831	2,685,317

Number of employees	129,196	132,001

Continental Europe	43,867	44,734

United Kingdom	21,121	25,331

Latin America	62,746	60,503

Financial management and equity stakes	1,462	1,433

Number of branches	10,201	9,973

Continental Europe	5,389	5,233

United Kingdom	712	730

Latin America	4,100	4,010

(1).- (general administrative expenses - compensating fees) / (gross operating income + income from non-financial services (net))
(2).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Note: This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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		|	5
January - December 2005

Consolidated financial report

Income statement

Million euros	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	(% )

Net interest income (w/o dividends)	10,401	8,511	7,372	1,139	15.45

Dividends	336	334	389	(55)	(14.17)

Net interest income	10,736	8,845	7,761	1,084	13.96

Income from companies accounted for by the equity method	619	617	449	168	37.35

Net fees	6,071	5,113	4,583	530	11.57

Insurance activity	816	227	161	65	40.45

Commercial revenue	18,242	14,802	12,955	1,847	14.26

Gains (losses) on financial transactions	1,565	1,218	1,101	118	10.70

Gross operating income	19,807	16,020	14,055	1,965	13.98

Income from non-financial services	426	374	348	26	7.50

Non-financial expenses	(122)	(106)	(145)	39	(26.89)

Other operating income	(104)	(104)	(63)	(41)	64.83

Operating costs	(10,723)	(8,307)	(7,533)	(774)	10.27

General administrative expenses	(9,701)	(7,403)	(6,695)	(709)	10.58

Personnel	(5,744)	(4,516)	(4,236)	(280)	6.62

Other administrative expenses	(3,958)	(2,887)	(2,459)	(428)	17.41

Depreciation and amortisation	(1,021)	(904)	(839)	(65)	7.78

Net operating income	9,285	7,877	6,662	1,216	18.25

Impairment loss on assets	(1,807)	(1,489)	(1,843)	355	(19.25)

Loans	(1,615)	(1,297)	(1,573)	276	(17.54)

Goodwill	—	—	(138)	138	(100.00)

Other assets	(192)	(192)	(132)	(59)	44.80

Other income	(286)	(362)	(237)	(125)	52.97

Income before taxes (ordinary)	7,192	6,026	4,581	1,445	31.54

Corporate income tax	(1,437)	(1,082)	(597)	(486)	81.36

Net income from ordinary activity	5,755	4,944	3,985	959	24.08

Net income from discontinued operations	(14)	(14)	12	(25)	—

Net consolidated income (ordinary)	5,742	4,930	3,996	934	23.37

Minority interests	530	530	390	139	35.69

Attributable income to the Group (ordinary)	5,212	4,401	3,606	795	22.04

Net extraordinary gains and writedowns	1,008	1,008	—	1,008	—

Attributable income to the Group	6,220	5,409	3,606	1,803	50.00

Pro memoria:
Average total assets	738,518		395,068	343,450	86.93

Average shareholders' equity	31,326		18,264	13,062	71.52

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6	|
January - December 2005

Consolidated financial report

Quarterly

	2004				2005

Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,373	2,470	2,686	2,871

Dividends	45	197	103	44	36	172	70	57

Net interest income	1,843	2,019	1,948	1,952	2,410	2,642	2,757	2,928

Inc. from companies accounted for by the equity method	125	82	133	109	141	189	153	136

Net fees	1,102	1,174	1,142	1,165	1,363	1,463	1,592	1,653

Insurance activity	31	46	41	44	214	183	215	203

Commercial revenue	3,101	3,320	3,262	3,270	4,127	4,477	4,717	4,920

Gains (losses) on financial transactions	318	325	265	192	408	461	313	384

Gross operating income	3,420	3,645	3,528	3,463	4,535	4,938	5,030	5,304

Income from non-financial services	89	102	77	80	111	112	76	127

Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)	(30)

Other operating income	(18)	(9)	(21)	(15)	(9)	(32)	(27)	(36)

Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,557)	(2,608)	(2,677)	(2,881)

General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,321)	(2,373)	(2,438)	(2,569)

Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,387)	(1,405)	(1,437)	(1,515)

Other administrative expenses	(617)	(620)	(612)	(610)	(935)	(969)	(1,001)	(1,053)

Depreciation and amortisation	(200)	(209)	(209)	(221)	(235)	(235)	(239)	(312)

Net operating income	1,619	1,828	1,683	1,531	2,045	2,368	2,387	2,484

Impairment loss on assets	(366)	(472)	(496)	(509)	(293)	(403)	(418)	(692)

Loans	(328)	(436)	(471)	(337)	(283)	(393)	(399)	(540)

Goodwill	(2)	—	—	(136)	—	—	—	—

Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)	(152)

Other income	(100)	(6)	48	(180)	(137)	(108)	(137)	96

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,615	1,856	1,832	1,888

Corporate income tax	(189)	(231)	(196)	19	(311)	(350)	(373)	(402)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459	1,486

Net income from discontinued operations	2	1	2	6	0	0	(15)	0

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445	1,486

Minority interests	110	89	94	97	119	141	118	152

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327	1,334

Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—	1,008

Attributable income to the Group	856	1,391	1,420	(60)	1,185	1,366	1,327	2,342

(*)	w/o Abbey	(*)	w/o Abbey

		(**)	w/o extraordinary capital gains and allowances

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		|	7
January - December 2005

Consolidated financial report

Net fees and insurance business

Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	(% )

Commissions for services	3,475	2,695	2,490	205	8.24

Credit and debit cards	621	601	560	42	7.43

Insurance	925	667	524	143	27.27

Account management	545	542	446	96	21.53

Commercial bills	218	218	269	(50)	(18.70)

Contingent liabilities	254	254	227	26	11.64

Other transactions	913	412	464	(52)	(11.17)

Mutual & pension funds	1,956	1,835	1,583	252	15.94

Securities services	640	583	510	73	14.33

Net fees	6,071	5,113	4,583	530	11.57

Insurance activity	816	227	161	65	40.45

Net fees and insurance business	6,887	5,340	4,744	596	12.56

Operating cost

Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	(%)

Personnel expenses	5,744	4,516	4,236	280	6.62

General expenses:	3,958	2,887	2,459	428	17.41

Information technology	479	336	330	7	2.02

Communications	401	264	241	22	9.32

Advertising	401	337	291	46	15.83

Buildings and premises	785	524	450	74	16.34

Printed and office material	122	87	81	6	7.70

Taxes (other than income tax)	182	182	123	58	47.22

Other expenses	1,588	1,157	942	215	22.81

Personnel and general expenses	9,701	7,403	6,695	709	10.58

Depreciation and amortisation	1,021	904	839	65	7.78

Total operating expenses	10,723	8,307	7,533	774	10.27

Net loan loss provisions

Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	(% )

Non performing loans	2,014	1,641	1,893	(252)	(13.30)

Country-risk	88	88	85	3	3.67

Recovery of written-off assets	(487)	(433)	(405)	(27)	6.75

Total	1,615	1,297	1,573	(276)	(17.54)

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8	|
January - December 2005

Consolidated financial report

Balance sheet

Million euros
		With Abbey			w/o Abbey

	2005	2004	Var. (% )	2005	2004	Var. (% )

Activo
Cash on hand and deposits at central banks	16,086	8,801	82.77	14,640	8,121	80.27

Trading portfolio	155,161	112,622	37.77	53,473	30,310	76.42

Debt securities	82,695	56,736	45.75	35,701	22,380	59.52

Loans and credits	26,480	17,508	51.25	0	—	—

Equities	8,078	4,419	82.78	5,832	2,752	111.90

Other	37,908	33,959	11.63	11,939	5,178	130.59

Other financial assets at fair value	46,537	43,672	6.56	4,736	3,679	28.73

Loans and credits	5,059	4,071	24.29	0	—	—

Other	41,478	39,601	4.74	4,736	3,679	28.73

Available-for-sale financial assets	73,945	44,521	66.09	73,927	44,507	66.10

Debt securities	68,054	36,702	85.42	68,054	36,702	85.42

Equities	5,891	7,819	(24.66)	5,873	7,805	(24.75)

Loans	461,156	395,653	16.56	317,661	259,230	22.54

Deposits at credit institutions	47,066	38,978	20.75	46,696	38,143	22.42

Loans and credits	404,289	347,772	16.25	264,033	212,560	24.22

Other	9,801	8,903	10.08	6,932	8,526	(18.70)

Investments	3,031	3,748	(19.11)	15,538	16,253	(4.40)

Intangible assets and property and equipment	12,099	10,998	10.01	6,832	5,834	17.11

Goodwill	14,123	15,091	(6.41)	5,383	4,891	10.04

Other	26,968	29,381	(8.21)	19,397	20,995	(7.61)

Total assets	809,107	664,486	21.76	511,587	393,820	29.90

Pasivo y patrimonio neto
Trading portfolio	118,241	99,201	19.19	19,908	12,157	63.77

Customer deposits	14,039	20,541	(31.66)	43	—	—

Marketable debt securities	25,596	19,466	31.49	0	—	—

Other	78,607	59,194	32.80	19,866	12,157	63.41

Financial liabilities at amortized cost	571,567	451,400	26.62	416,912	313,927	32.81

Due to central banks and credit institutions	116,059	58,526	98.31	108,242	57,763	87.39

Customer deposits	292,327	262,670	11.29	195,546	169,859	15.12

Marketable debt securities	123,244	94,372	30.59	86,378	61,505	40.44

Subordinated debt	28,643	27,470	4.27	17,336	16,848	2.90

Other financial liabilities	11,293	8,362	35.05	9,411	7,952	18.34

Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

Provisions	19,823	18,024	9.98	17,095	15,157	12.78

Other liability accounts	10,716	14,892	(28.04)	7,560	8,855	(14.62)

Preferred securities	1,461	2,124	(31.20)	406	1,247	(67.41)

Minority interests	2,848	2,085	36.58	2,853	2,085	36.83

Equity adjustments by valuation	3,077	1,778	73.11	2,811	1,857	51.40

Capital stock	3,127	3,127	—	3,127	3,127	—

Reserves	29,098	27,215	6.92	29,098	27,215	6.92

Income attributable to the Group	6,220	3,606	72.50	5,409	3,606	50.00

Less: dividends	(1,744)	(1,311)	33.08	(1,744)	(1,311)	33.08

Total liabilities and shareholders' equity	809,107	664,486	21.76	511,587	393,820	29.90

Off-balance-sheet managed funds	152,846	128,515	18.93	146,846	123,456	18.95

Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

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		|	9
January - December 2005

Consolidated financial report

Customer loans

Million euros	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Public sector	5,243	5,741	(8.68)	5,243	5,741	(8.68)

Other residents	153,727	126,253	21.76	153,727	126,253	21.76

Secured loans	81,343	62,457	30.24	81,343	62,457	30.24

Other loans	72,384	63,796	13.46	72,384	63,796	13.46

Non-resident sector	284,468	244,201	16.49	111,727	86,395	29.32

Secured loans	174,335	160,514	8.61	34,552	26,250	31.63

Other loans	110,133	83,687	31.60	77,175	60,145	28.31

Gross loans and credits	443,439	376,195	17.87	270,698	218,389	23.95

Credit loss allowance	7,610	6,845	11.17	6,664	5,829	14.33

Net loans and credits	435,829	369,350	18.00	264,033	212,560	24.22

Pro memoria: Doubtful loans	4,356	4,208	3.52	3,139	3,091	1.57

Public sector	3	3	(7.20)	3	3	(7.20)

Other residents	1,027	1,015	1.18	1,027	1,015	1.18

Non-resident sector	3,326	3,189	4.28	2,109	2,073	1.77

Credit risk management (*)

Million euros	With Abbey				w/o Abbey

	2005	2004	Var. (%)		2005	2004	Var. (%)

Non-performing loans	4,342	4,115	5.51		3,125	2,998	4.24

NPL ratio (%)	0.89	1.00	(0.11p.	)	1.02	1.19	(0.17p.	)

Credit loss allowances	7,902	6,813	15.98		6,957	5,793	20.09

Specific	3,177	2,996	6.05		2,731	2,498	9.35

General-purpose	4,725	3,818	23.78		4,225	3,295	28.24

NPL coverage (%)	182.02	165.59	16.43p.		222.62	193.22	29.40p	.

Ordinary non-performing and doubtful loans **	3,132	2,762	13.40		2,815	2,508	12.25

NPL ratio (%) **	0.64	0.67	(0.03p.	)	0.92	0.99	(0.07p.	)

NPL coverage (%) **	252.28	246.67	5.61p.		247.13	230.99	16.14p.

(*) Excluding country-risk
(**) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

Million euros	2004			2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	3,513	2,924	2,909	2,933	4,115	4,427	4,328	4,375

+ Net additions *	(159)	234	261	1,291	496	367	442	433

- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)	(467)

Balance at period-end	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342

(*).- In Q4 04, 1,117 million relate to Abbey.

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10	|
January - December 2005

Consolidated financial report

(*)	Exchange rate effect excluded: +14.1% (w/o Abbey, +19.6%)

Trading portfolios*. VaR by region. Fourth quarter

	2005		2004

Million euros	Avg	Latest	Avg

Total	20.9	27.0	16.0

Europe	7.4	7.1	3.1

USA	2.2	2.7	2.6

Latin America	19.4	25.9	15.5

Trading portfolios*. VaR by product. Q4 2005

Million euros	Min	Avg	Max	Latest

Total trading
TotalVaR	18.1	20.9	27.0	27.0

Diversification effect	(5.4)	(9.1)	(13.1)	(7.5)

Fixed income VaR	14.8	18.2	25.3	25.3

Equity VaR	2.5	3.5	5.0	2.9

Currency VaR	6.2	8.3	9.7	6.2

(*)	Includes Abbey since beginning at 2005, with an average VaR of EUR 9 million.
Note: The rise in VaRD in December 2005 was due not to an increase in the risk profile but to the reclassification of positions in Brazil and Mexico, in line with the International Financial Reporting Standards (IFRS).

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		|	11
January - December 2005

Consolidated financial report

Customer funds under management

Million euros	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Public sector	14,966	13,998	6.91	14,966	13,998	6.91

Other residents	83,392	79,273	5.20	83,392	79,273	5.20

Demand deposits	50,124	44,259	13.25	50,124	44,259	13.25

Time deposits	18,799	19,821	(5.16)	18,799	19,821	(5.16)

REPOs	14,470	15,193	(4.76)	14,470	15,193	(4.76)

Non-resident sector	208,008	189,941	9.51	97,231	76,588	26.95

Demand deposits	113,603	95,263	19.25	35,013	29,866	17.23

Time deposits	77,195	74,934	3.02	51,377	38,102	34.84

REPOs	14,366	17,128	(16.12)	8,036	6,004	33.84

Public Sector	2,844	2,616	8.70	2,806	2,616	7.27

Customer deposits	306,365	283,212	8.18	195,589	169,859	15.15

Debt securities	148,840	113,839	30.75	86,378	61,505	40.44

Subordinated debt	28,643	27,470	4.27	17,336	16,848	2.90

Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

On-balance-sheet customer funds	528,522	466,865	13.21	307,453	254,110	20.99

Mutual funds	109,480	97,838	11.90	103,481	92,779	11.53

Pension plans	28,619	21,679	32.02	28,619	21,679	32.02

Managed portfolios	14,746	8,998	63.88	14,746	8,998	63.88

Off-balance-sheet customer funds	152,846	128,515	18.93	146,846	123,456	18.95

Customer funds under management	681,367	595,380	14.44	454,300	377,566	20.32

(*)	Exchange rate effect excluded: +9.2% (w/o Abbey, +13.9%)

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12	|
January - December 2005

Consolidated financial report

Shareholder's equity and capital ratios

			Variation

Million euros	2005	2004	Amount	(%)

Capital stock	3,127	3,127	—	—

Additional paid-in surplus	20,370	20,370	—	—

Reserves	8,781	6,949	1,832	26.36

Treasury stock	(53)	(104)	51	(49.06)

On-balance-sheet shareholders' equity	32,225	30,342	1,883	6.21

Net attributable income	6,220	3,606	2,614	72.50

Interim dividend distributed	(1,163)	(792)	(371)	46.90

Shareholders' equity at period-end	37,282	33,156	4,126	12.44

Interim dividend not distributed	(1,442)	(1,046)	(396)	37.91

Shareholders' equity	35,840	32,111	3,729	11.61

Valuation adjustments	3,077	1,778	1,300	73.11

Minority interests	2,848	2,085	763	36.58

Preferred securities	1,461	2,124	(663)	(31.20)

Preferred securities in subordinated debt	6,653	5,498	1,154	21.00

Shareholders' equity and minority interests	49,880	43,596	6,283	14.41

Computable basic capital	32,532	24,419	8,113	33.23

Computable supplementary capital	20,894	19,941	953	4.78

Computable capital (BIS criteria)	53,426	44,360	9,066	20.44

Risk-weighted assets (BIS criteria)	412,734	340,946	71,788	21.06

BIS ratio	12.94	13.01	(0.07)

Tier 1	7.88	7.16	0.72

Cushion (BIS ratio)	20,407	17,084	3,323	19.45

Statement of changes in consolidated shareholders' equity

Million euros	2005	2004

Available-for-sale financial assets	(62)	(40)

Other financial liabilities at fair value	—	—

Cash flow hedges	139	(63)

Hedges of net investments in businesses abroad	(507)	91

Exchange differences	1,813	(248)

Long-term assets for sale	—	—

Net revenues recorded in shareholders' equity	1,383	(260)

Net consolidated income (published)	6,750	3,996

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	6,750	3,996

Parent Bank	7,603	3,346

Minority interests	530	390

Total revenues and expenses	8,133	3,736

Rating agencies

Financial
	Long term	Short term	Strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1+	B

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		|	13
January - December 2005

Information by segments

Description of the segments

As a result of the entry into force of the International Financial Reporting Standards (IFRS), Grupo Santander has redefined its business areas. The new rules introduce changes to both the accounting principles as well as the way financial statements are presented, and they also specifically regulate information on the different business segments of companies in aspects such as their definition, breakdown and the minimum level of information to be supplied. The new areas also reflect the recent incorporation of Abbey, following the consolidation of its balance sheet at the end of 2004.

The financial information presented for 2005 reflects the new structure of the business areas and the data for 2004 has been adjusted in accordance with the criteria so that like-for-like comparisons can be made.

The financial statements of each business segment have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each segment as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

As well as applying the general accounting changes set out on pages 2 and 3 of this Report to the different business segments areas, some internal criteria which better identify the risks and returns of each business have been changed, in accordance with the principles established in the new rules. The main changes are as follows:

•	Centralised costs. Although the principle of applying to each unit the costs of central services incurred by them for support and control is maintained, corporate and institutional expenses related to the Group are excluded. These are now recorded in Financial Management and Equity Stakes. These costs used to be assigned to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business.

•	Provisions and total funds for country risk. Both the risk, as well as its provision, are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intragroup operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•	Pension provisions. The general principle is that each business assumes the cost for this concept, both the nor-
mal allocation as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the "corridor". In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•	Shareholders’ equity. In line with the development in the Group of the necessary processes for calculating and managing economic capital, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will be penalised. Otherwise no payment will be made to the business.

In accordance with the criteria established in the IFRS, the structure of the operating business areas is presented on two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), asset management and insurance and wholesale banking conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Central Hispano Network, Banesto, Portugal and Santander Consumer is set out.

In addition, small units outside the three geographic areas, whose relative importance in total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This only covers Abbey’s business, mainly focused on retail banking and insurance activity in the UK.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

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14	|
January - December 2005

Information by segments

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, retail networks to place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).
•	Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries with global management, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from corporate and institutional costs related to the Group’s functioning.

As the sum of the amounts of the operating geographic segments (main level) is the same as that of the operating business segments (secondary level), adding the results of Financial Management and Equity Stakes to one or other total gives the overall Group total.

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		|	15
January - December 2005

Information by principal segments

Income statement and balance sheet principal segments

	Operating areas						Continental Europe

			Variation (%)

Million euros	2005	2004	Total		w/o Abbey		2005	2004	Var. (%)

Income statement

Net interest income	11,478	8,284	38.55		15.72		5,640	4,956	13.80

Inc. from companies accounted by equity method	35	37	(6.58)		(13.19)		26	33	(22.12)

Net fees	6,089	4,594	32.52		11.67		3,088	2,956	4.47

Insurance activity	813	165	393.74		36.34		115	87	32.80

Commercial revenue	18,415	13,081	40.78		14.48		8,869	8,032	10.42

Gains (losses) on financial transactions	1,615	863	87.21		47.00		513	404	26.94

Gross operating income	20,030	13,943	43.65		16.49		9,382	8,436	11.22

Inc. non-financial services (net) and other operating inc.	225	158	42.38		19.46		280	207	35.26

General administrative expenses	(9,347)	(6,396)	46.14		10.21		(3,735)	(3,599)	3.77

Personnel	(5,560)	(4,043)	37.53		7.17		(2,563)	(2,502)	2.45

Other administrative expenses	(3,787)	(2,353)	60.94		15.43		(1,172)	(1,097)	6.78

Depreciation and amortisation	(947)	(801)	18.26		3.62		(500)	(514)	(2.84)

Net operating income	9,961	6,905	44.26		23.87		5,428	4,530	19.83

Net loan loss provisions	(1,563)	(1,538)	1.64		(19.05)		(947)	(1,214)	(22.06)

Other income	(350)	(283)	23.44		50.26		(69)	(98)	(29.28)

Income before taxes	8,047	5,083	58.31		35.39		4,412	3,217	37.14

Income from ordinary activity	5,965	3,921	52.12		31.43		3,148	2,272	38.57

Net consolidated income	5,952	3,933	51.32		30.69		3,134	2,272	37.98

Attributable income to the Group	5,570	3,630	53.47		31.12		2,984	2,159	38.16

Balance sheet
Loans and credits*	435,013	369,154	17.84		23.95		212,455	177,772	19.51

Trading portfolio (w/o loans)	117,126	81,046	44.52		79.12		26,996	14,657	84.18

Available-for-sale financial assets	28,931	25,946	11.50		11.50		13,306	12,008	10.81

Due from credit institutions*	107,127	114,304	(6.28)		1.07		71,900	71,819	0.11

Intangible assets and property and equipment	10,808	10,260	5.34		10.11		4,229	3,932	7.55

Other assets	79,369	71,219	11.44		2.24		15,770	22,105	(28.66)

Total assets/liabilities & shareholders' equity	778,375	671,929	15.84		19.89		344,657	302,292	14.01

Customer deposits*	304,438	281,707	8.07		15.03		128,575	122,635	4.84

Marketable debt securities*	95,687	79,130	20.92		23.99		27,593	21,595	27.77

Subordinated debt	14,678	13,452	9.12		19.13		2,241	2,120	5.68

Insurance liabilities	44,672	42,345	5.50		38.19		6,414	4,844	32.40

Due to credit institutions*	172,709	134,080	28.81		23.41		93,633	78,942	18.61

Other liabilities	120,941	100,937	19.82		21.19		71,120	59,924	18.68

Shareholders' equity	25,250	20,279	24.51		27.37		15,081	12,231	23.30

Off-balance-sheet funds	152,652	128,515	18.78		18.79		96,947	89,567	8.24

Mutual funds	109,480	97,838	11.90		11.53		80,984	77,520	4.47

Pension funds	28,619	21,679	32.02		32.02		9,924	8,322	19.26

Managed portfolios	14,552	8,998	61.72		61.72		6,038	3,726	62.06

Customer funds under management	612,127	545,148	12.29		17.64		261,769	240,762	8.73

Total managed funds	931,027	800,444	16.31		19.63		441,604	391,859	12.69

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.73	19.99	3.74 p.				22.05	18.21	3.84 p.

Efficiency ratio	45.19	44.31	0.88 p.		(2.58 p.	)	37.74	40.85	(3.11 p. )

Efficiency ratio with depreciation and amortisation	49.84	49.96	(0.12 p.	)	(3.20 p.	)	42.91	46.79	(3.88 p. )

NPL ratio	0.86	0.97	(0.11 p.	)	(0.17 p.	)	0.75	0.81	(0.06 p. )

Coverage ratio	182.33	168.16	14.17 p.		27.18 p.		248.42	225.23	23.19 p.

Number of employees (direct & indirect)	127,734	130,568	(2.17%	)	1.31%		43,867	44,734	(1.94% )

Number of branches	10,201	9,974	2.28%		2.65%		5,389	5,233	2.98%

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16	|
January - December 2005

Information by principal segments

Income statement and balance sheet principal segments

United Kingdom				Latin America

(Abbey)

2005	2004	Var. (%)		2005	2004	Var. (%)		Million euros

								Income statement

1,891				3,946	3,328	18.59		Net interest income

2				7	4	51.94		Inc. from companies accounted by equity method

958				2,043	1,639	24.68		Net fees

589				109	78	40.27		Insurance activity

3,440				6,106	5,049	20.93		Commercial revenue

347				755	458	64.70		Gains (losses) on financial transactions

3,787				6,860	5,507	24.57		Gross operating income

36				(91)	(49)	86.58		Inc. non-financial services (net) and other operating inc.

(2,298)				(3,314)	(2,797)	18.50		General administrative expenses

(1,228)				(1,770)	(1,541)	14.83		Personnel

(1,071)				(1,545)	(1,256)	23.00		Other administrative expenses

(117)				(330)	(287)	15.19		Depreciation and amortisation

1,408				3,125	2,375	31.58		Net operating income

(318)				(299)	(324)	(7.75)		Net loan loss provisions

76				(356)	(185)	92.45		Other income

1,165				2,470	1,866	32.36		Income before taxes

811				2,006	1,650	21.59		Income from ordinary activity

811				2,006	1,661	20.74		Net consolidated income

811				1,776	1,470	20.77		Attributable income to the Group

								Balance sheet

171,796	156,790	9.57		50,762	34,593	46.74		Loans and credits*

64,968	51,926	25.12		25,163	14,463	73.98		Trading portfolio (w/o loans)

18	14	25.60		15,607	13,924	12.09		Available-for-sale financial assets

13,070	21,240	(38.47)		22,158	21,245	4.30		Due from credit institutions*

5,197	5,164	0.64		1,382	1,163	18.77		Intangible assets and property and equipment

46,467	39,036	19.03		17,132	10,078	69.99		Other assets

301,515	274,171	9.97		132,203	95,466	38.48		Total assets/liabilities & shareholders' equity

110,776	113,353	(2.27)		65,087	45,718	42.37		Customer deposits*

62,462	52,333	19.35		5,631	5,201	8.27		Marketable debt securities*

11,308	10,622	6.45		1,130	709	59.30		Subordinated debt

36,521	36,446	0.21		1,737	1,054	64.79		Insurance liabilities

40,761	27,162	50.06		38,314	27,975	36.96		Due to credit institutions*

37,379	31,988	16.85		12,442	9,025	37.86		Other liabilities

2,307	2,265	1.82		7,862	5,783	35.96		Shareholders' equity

5,999	5,059	18.59		49,705	33,889	46.67		Off-balance-sheet funds

5,999	5,059	18.59		22,497	15,259	47.43		Mutual funds

—	—	—		18,695	13,357	39.97		Pension funds

—	—	—		8,514	5,272	61.48		Managed portfolios

227,068	217,814	4.25		123,291	86,572	42.41		Customer funds under management

307,514	279,230	10.13		181,909	129,355	40.63		Total managed funds

								(*).- Includes all stock of concept classified in the balance sheet

								Ratios (%) and other data
35.66				23.15	24.05	(0.90p.	)	ROE

60.11				47.37	49.73	(2.36p.	)	Efficiency ratio

63.18				52.18	54.93	(2.75p.	)	Efficiency ratio with depreciation and amortisation

0.67	0.70	(0.03p.	)	1.91	2.94	(1.03p.	)	NPL ratio

77.72	91.39	(13.67p.	)	183.36	155.00	28.36p.		Coverage ratio

21,121	25,331	(16.62%	)	62,746	60,503	3.71%		Number of employees (direct & indirect)

712	730	(2.47%	)	4,100	4,011	2.22%		Number of branches

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		|	17
January - December 2005

Information by principal segments

Continental Europe. Main units

	Santander Central				Santander
	Hispano Network		Banesto		Consumer		Portugal

Million euros	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Income statement
Net interest income	2,082	9.35	1,115	10.20	1,422	32.95	641	5.96

Inc. from companies accounted by equity method	—	—	1	(93.88)	25	39.32	—	—

Net fees	1,547	4.27	547	5.33	99	(40.16)	303	9.74

Insurance activity	—	—	29	38.08	—	—	22	35.42

Commercial revenue	3,629	7.12	1,692	7.95	1,546	23.36	966	7.65

Gains (losses) on financial transactions	197	34.45	102	15.89	58	181.15	29	(6.70)

Gross operating income	3,826	8.26	1,794	8.37	1,604	25.92	995	7.17

Inc. non-financial services (net) and other operating inc.	4	(51.49)	246	32.05	38	55.63	(5)	(48.75)

General administrative expenses	(1,493)	0.04	(797)	2.64	(518)	15.39	(433)	1.29

Personnel	(1,134)	(0.56)	(591)	3.61	(243)	13.38	(278)	(1.01)

Other administrative expenses	(359)	2.00	(206)	(0.05)	(275)	17.22	(155)	5.70

Depreciation and amortisation	(236)	(8.34)	(103)	(3.06)	(50)	26.82	(58)	(1.80)

Net operating income	2,101	17.18	1,140	18.89	1,073	32.61	498	15.63

Net loan loss provisions	(305)	(43.73)	(151)	(4.86)	(371)	18.07	(53)	(29.90)

Other income	(11)	2.65	(22)	(43.49)	(6)	(62.21)	(19)	(36.85)

Income before taxes	1,785	43.96	967	27.09	696	45.39	427	30.78

Income from ordinary activity	1,285	44.13	647	28.83	488	46.32	347	30.29

Net consolidated income	1,285	44.13	647	28.83	488	46.32	347	30.29

Attributable income to the Group	1,285	44.11	498	24.01	487	46.29	345	35.70

Balance sheet

Loans and credits*	88,659	17.10	47,851	26.71	29,535	25.40	25,861	13.10

Trading portfolio (w/o loans)	—	—	5,595	119.65	6	184.44	826	55.80

Available-for-sale financial assets	3	175.78	8,882	8.85	41	(26.00)	2,482	(3.55)

Due from credit institutions*	103	(42.11)	18,447	28.49	5,023	7.59	10,023	(23.17)

Intangible assets and property and equipment	1,675	5.23	1,568	16.46	376	(5.90)	447	2.83

Other assets	537	(57.76)	5,864	(5.16)	1,474	40.51	3,653	21.17

Total assets/liabilities & shareholders' equity	90,977	15.52	88,208	25.37	36,454	22.63	43,293	1.94

Customer deposits*	44,122	2.74	34,865	24.37	13,598	17.30	12,809	2.26

Marketable debt securities*	2	(93.55)	17,860	55.04	4,869	31.92	3,294	(16.10)

Subordinated debt	—	—	1,620	(4.53)	87	(24.72)	533	73.59

Insurance liabilities	—	—	1,832	53.59	—	—	2,795	38.86

Due to credit institutions*	29	(54.56)	20,539	31.82	15,053	19.91	20,866	9.88

Other liabilities	40,447	34.12	8,980	(10.23)	1,248	10.41	1,520	(52.51)

Shareholders' equity	6,377	14.68	2,511	7.76	1,600	147.89	1,475	(1.89)

Off-balance-sheet funds	53,504	12.91	15,054	14.84	315	29.82	7,182	17.17

Mutual funds	47,952	13.79	12,269	7.63	273	24.63	5,858	16.48

Pension funds	5,551	5.88	1,513	14.06	43	77.03	1,011	6.86

Managed portfolios	—	—	1,272	232.46	—	—	312	102.82

Customer funds under management	97,627	8.05	71,231	28.23	18,868	20.63	26,613	6.87

Total managed funds	144,481	14.54	103,262	23.72	36,770	22.69	50,475	3.86

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.83	5.05 p.	19.38	2.45 p.	46.13	(1.51 p. )	20.79	4.24 p.

Efficiency ratio	37.87	(3.21 p. )	37.56	(3.22 p. )	30.79	(3.78 p. )	43.51	(2.53 p. )

Efficiency ratio with depreciation and amortisation	44.01	(4.31 p. )	42.59	(3.98 p. )	33.88	(3.74 p. )	49.36	(3.06 p. )

NPL ratio	0.59	(0.01 p. )	0.49	(0.15 p. )	2.40	0.12 p.	0.78	(0.28 p. )

Coverage ratio	289.26	20.69 p.	371.55	98.39 p.	125.20	0.38 p.	243.19	49.14 p.

Number of employees (direct & indirect)	19,092	(0.46% )	10,577	(4.57% )	5,118	(2.42% )	6,308	(2.62% )

Number of branches	2,669	3.81%	1,703	1.19%	267	4.30%	693	3.28%

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18	|
January - December 2005

Information by principal segments

Latin America. Main units

	Brazil			Mexico			Chile

Million euros	2005	Var. (%)		2005	Var. (%)		2005	Var. (%)

Income statement
Net interest income	1,381	19.70		1,027	16.12		782	28.40

Inc. from companies accounted by equity method	1	80.54		0	—		1	9.83

Net fees	717	43.15		466	11.18		276	27.62

Insurance activity	43	45.03		17	64.62		23	32.04

Commercial revenue	2,142	27.14		1,509	14.92		1,082	28.27

Gains (losses) on financial transactions	555	61.09		63	—		18	(67.82)

Gross operating income	2,697	32.91		1,572	22.34		1,101	22.14

Inc. non-financial services (net) and other operating inc.	1	(50.11)		(63)	38.68		(4)	(6.02)

General administrative expenses	(1,314)	24.25		(787)	19.55		(451)	19.19

Personnel	(703)	18.59		(376)	11.84		(273)	15.91

Other administrative expenses	(611)	31.47		(412)	27.57		(178)	24.58

Depreciation and amortisation	(158)	39.05		(65)	25.37		(49)	(16.93)

Net operating income	1,226	42.62		656	24.12		596	29.92

Net loan loss provisions	(165)	(14.42)		(49)	179.45		(103)	33.92

Other income	(198)	—		(55)	374.20		(19)	(67.06)

Income before taxes	862	32.31		552	10.55		474	46.43

Income from ordinary activity	603	3.62		516	14.85		397	48.79

Net consolidated income	603	3.62		516	14.85		397	42.53

Attributable income to the Group	591	3.89		376	16.02		338	45.19

Balance sheet
Loans and credits*	10,667	87.22		13,238	35.06		14,967	49.88

Trading portfolio (w/o loans)	5,048	184.54		18,089	70.60		1,087	(27.06)

Available-for-sale financial assets	5,942	9.70		4,750	29.90		1,169	(11.02)

Due from credit institutions*	6,932	19.96		7,442	(22.28)		3,370	95.63

Intangible assets and property and equipment	364	1.15		338	22.97		352	32.56

Other assets	8,560	114.00		4,168	56.45		2,353	34.63

Total assets/liabilities & shareholders’ equity	37,513	62.91		48,025	31.30		23,298	40.98

Customer deposits*	11,041	66.93		23,310	40.68		13,186	43.78

Marketable debt securities*	688	44.67		2,657	27.73		1,701	(4.11)

Subordinated debt	420	—		64	248.79		647	(6.44)

Insurance liabilities	1,124	78.06		67	59.25		46	68.46

Due to credit institutions*	16,036	82.30		16,585	14.96		4,838	71.53

Other liabilities	6,062	28.81		3,270	57.64		1,355	53.00

Shareholders' equity	2,142	18.82		2,071	51.77		1,525	31.94

Off-balance-sheet funds	11,728	59.45		10,088	51.42		10,038	43.16

Mutual funds	11,151	59.90		6,708	64.74		2,684	39.73

Pension funds	—	—		3,381	30.48		7,354	44.45

Managed portfolios	577	51.17		—	—		—	—

Customer funds under management	25,001	65.82		36,187	42.62		25,618	37.17

Total managed funds	49,241	62.07		58,113	34.40		33,335	41.63

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.07	(7.96 p.	)	20.42	(2.14 p.	)	25.03	5.50 p.

Efficiency ratio	46.62	(3.48 p.	)	49.91	(1.21 p.	)	40.94	(1.01 p. )

Efficiency ratio with depreciation and amortisation	52.48	(3.21 p.	)	54.06	(1.12 p.	)	45.42	(3.12 p. )

NPL ratio	2.88	0.03 p.		0.89	(0.39 p.	)	2.31	(1.22 p. )

Coverage ratio	138.52	(49.65 p.	)	273.43	59.97 p.		165.57	38.73 p.

Number of employees (direct & indirect)	20,600	(3.04%	)	14,618	16.34%		11,162	(0.20% )

Number of branches	1,897	0.48%		1,005	(1.47%	)	401	15.90%

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		|	19
January - December 2005

Information by principal segments

Latin America. Results

	Gross operating income		Net operating income		Attributable income to the Group

Million euros	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	2,697	32.91	1,226	42.62	591	3.89

Mexico	1,572	22.34	656	24.12	376	16.02

Chile	1,101	22.14	596	29.92	338	45.19

Puerto Rico	266	2.86	92	10.60	49	2.50

Venezuela	409	8.44	186	3.11	133	38.39

Colombia	116	24.15	44	33.99	40	81.83

Argentina	384	31.80	157	63.21	78	188.04

Rest	316	16.30	168	23.98	171	12.57

Total	6,860	24.57	3,125	31.58	1,776	20.77

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20	|
January - December 2005

Information by principal segments

Financial Management and Equity Stakes

			Variation

Million euros	2005	2004	Amount	(%)

Income statement
Net interest income (w/o dividends)	(866)	(756)	(110)	14.53

Dividends	124	233	(109)	(46.74)

Net interest income	(742)	(523)	(219)	41.84

Inc. from companies accounted by equity method	584	412	173	41.93

Net fees	(18)	(12)	(6)	50.99

Insurance activity	2	(3)	5	—

Commercial revenue	(173)	(126)	(47)	37.00

Gains (losses) on financial transactions	(49)	238	(288)	—

Gross operating income	(222)	112	(334)	—

Income from non-financial services (net) and other operating income	(25)	(19)	(6)	34.73

General administrative expenses	(354)	(299)	(55)	18.57

Personnel	(183)	(193)	10	(4.96)

Other administrative expenses	(171)	(106)	(65)	61.48

Depreciation and amortisation	(74)	(38)	(36)	95.91

Net operating income	(676)	(243)	(433)	177.93

Net loan loss provisions	(52)	(35)	(17)	49.33

Other results	(128)	(224)	96	(42.82)

Income before taxes [ordinary]	(855)	(502)	(354)	70.50

Net income from ordinary activity	(210)	63	(273)	—

Net consolidated income [ordinary]	(210)	63	(273)	—

Attributable income to the Group [ordinary]	(358)	(24)	(335)	—

Attributable income to the Group	650	(24)	674	—

Balance sheet

Trading portfolio (w/o loans)	1,276	1,190	86	7.21

Available-for-sale financial assets	45,014	18,576	26,439	142.33

Investments	2,811	3,529	(719)	(20.36)

Goodwill	14,111	15,025	(914)	(6.08)

Liquidity lent to the Group	39,509	33,735	5,775	17.12

Capital assigned to Group areas	25,250	20,279	4,971	24.51

Other assets	30,592	20,116	10,477	52.08

Total assets/liabilities & shareholders’ equity	158,564	112,449	46,114	41.01

Customer deposits*	1,927	1,505	422	28.03

Marketable debt securities*	53,154	34,709	18,445	53.14

Subordinated debt	13,965	14,018	(53)	(0.38)

Preferred securities	—	894	(894)	(100.00)

Other liabilities	57,292	30,981	26,312	84.93

Group capital and reserves	32,225	30,342	1,883	6.21

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	69,046	50,232	18,814	37.45

Total managed funds	158,564	112,449	46,114	41.01

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,462	1,433	29	2.02

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		|	21
January - December 2005

Information by secondary segments

Income statement and business volumes secondary segments

	Operating business areas			Retail Banking

		Variation (%)			Variation (%)

Million euros	2005	Total	w/o Abbey	2005	Total	w/o Abbey

Income statement
Net interest income	11,478	38.55	15.72	11,010	45.06	17.94

Inc. from companies accounted by equity method	35	(6.58)	(13.19)	35	(16.92)	(22.80)

Net fees	6,089	32.52	11.67	4,949	31.95	9.95

Insurance activity	813	393.74	36.34	—	—	—

Commercial revenue	18,415	40.78	14.48	15,993	40.51	15.16

Gains (losses) on financial transactions	1,615	87.21	47.00	927	185.82	79.15

Gross operating income	20,030	43.65	16.49	16,920	44.54	16.93

Inc. non-financial services (net) and other operating inc.	225	42.38	19.46	248	37.41	17.30

General administrative expenses	(9,347)	46.14	10.21	(8,141)	43.82	9.81

Personnel	(5,560)	37.53	7.17	(4,913)	36.73	6.63

Other administrative expenses	(3,787)	60.94	15.43	(3,228)	56.14	15.34

Depreciation and amortisation	(947)	18.26	3.62	(872)	18.78	3.13

Net operating income	9,961	44.26	23.87	8,154	48.49	26.12

Net loan loss provisions	(1,563)	1.64	(19.05)	(1,500)	8.95	(14.16)

Other income	(350)	23.44	50.26	(365)	30.26	57.36

Income before taxes	8,047	58.31	35.39	6,289	64.01	38.30

Business volumes
Total assets	778,375	15.84	19.89	627,954	18.18	26.93

Loans and credits	435,013	17.84	23.95	407,660	18.32	25.62

Customer deposits	304,438	8.07	15.03	269,146	10.13	20.85

Retail Banking. Results

	Gross operating		Net operating		Income before
	income		income		taxes

Million euros	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Continental Europe	8,172	11.29	4,747	21.25	3,789	39.14

o/w: Spain	6,124	9.61	3,551	19.45	2,939	37.70

Portugal	884	7.10	425	19.31	354	40.93

United Kingdom (Abbey)	3,232	—	1,228	—	986	—

Latin America	5,516	26.42	2,179	38.22	1,514	36.23

o/w: Brazil	2,153	35.92	774	60.70	403	36.31

Mexico	1,263	21.45	468	22.35	369	2.18

Chile	903	27.33	468	42.30	338	70.69

Total Retail Banking	16,920	44.54	8,154	48.49	6,289	64.01

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22	|
January - December 2005

Information by secondary segments

					Income statement and business volumes secondary segments

Asset Management and Insurance			Global Wholesale Banking

Variation (%)				Variation

2005	Total	w/o Abbey	2005	(%)	Million euros

					Income statement
(146)	—	25.58	614	(9.33)	Net interest income

—	(100.00)	(100.00)	—	(100.00)	Inc. from companies accounted by equity method

667	47.73	18.31	473	20.48	Net fees

813	393.74	36.34	—	—	Insurance activity

1,335	112.14	24.10	1,087	1.61	Commercial revenue

32	184.03	175.27	656	24.52	Gains (losses) on financial transactions

1,367	113.39	26.73	1,743	9.17	Gross operating income

(0)	—	—	(22)	(2.75)	Inc. non-financial services (net) and other operating inc.

(662)	165.04	15.73	(543)	11.99	General administrative expenses

(308)	104.32	7.51	(339)	13.46	Personnel

(354)	257.43	28.24	(204)	9.65	Other administrative expenses

(19)	17.69	3.28	(56)	10.82	Depreciation and amortisation

685	82.51	34.71	1,121	8.04	Net operating income

0	(98.88)	(91.79)	(63)	(61.08)	Net loan loss provisions

3	—	—	12	320.90	Other income

688	85.61	37.23	1,069	21.87	Income before taxes

					Business volumes
9,172	31.83	31.83	141,249	5.70	Total assets

194	(59.20)	(59.20)	27,158	12.53	Loans and credits

21	(43.24)	(43.24)	35,272	(5.37)	Customer deposits

Mutual funds. December 2005

	Assets under	Var. (%) o/
Million euros	management	Dec. 04

Spain	75,126	3.64

Continental Europe (excl. Spain)	5,858	16.48

United Kingdom (Abbey)	5,999	18.59

Latin America	22,497	47.43

Total*	109,480	11.90

* w/o Abbey: +11.5%
Pension plans. December 2005

	Assets under	Var. (%) o/
Million euros	management	Dec. 04

Spain	8,913	21.15

Continental Europe (excl. Spain)	1,011	4.80

Latin America	18,695	39.97

Total	28,619	32.02

Asset Management and Insurance. Results

	Gross operating		Net operating		Income before
	income		income		taxes

Million euros	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Mutual funds	295	25.63	189	22.27	189	22.19

Pension plans	296	18.53	160	33.35	160	38.19

Insurance	776	397.51	336	232.84	340	237.33

o/w: Abbey	555	—	179	—	179	—

Total Asset Management and Insurance	1,367	113.39	685	82.51	688	85.61

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		|	23
January - December 2005

The share

The Santander Central Hispano share

30.12.2005

Shareholders and trading data
Shareholders (number)	2,443,831

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	63,384,386

Share liquidity* (%)	259

Dividend per share	euros
First interim dividend 2005 (01.08.05)	0.09296

Second interim dividend 2005 (01.11.05)	0.09296

Third interim dividend 2005 (01.02.06)	0.09296

Fourth interim dividend 2005 (01.05.06)	0.13762

Price movements during the year
Beginning (30.12.04)	9.13

High	11.18

Low	8.92

Last (30.12.05)	11.15

Market capitalisation (millions)	69,735

Stock market indicators
Price / Book value (X)	1.90

P/E ratio (X)	11.19

P/E ratio (ordinary) (X)	13.35

(*).- Number of shares traded during the year / number of shares

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander. Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

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Item 4

Key consolidated data in 2005
	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Balance sheet (million euros)
Total assets	809,107	664,486	21.76	511,587	393,820	29.90
Customer loans	435,829	369,350	18.00	264,033	212,560	24.22
Customer funds under management	681,367	595,380	14.44	454,300	377,566	20.32
On-balance sheet	528,522	466,865	13.21	307,453	254,110	20.99
Off-balance sheet	152,846	128,515	18.93	146,846	123,456	18.95
Shareholders’ equity	35,840	32,111	11.61
Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29
Capital and NPL ratios (%)
BIS ratio	12.94	13.01
Tier I	7.88	7.16
NPL ratio	0.89	1.00		1.02	1.19
NPL coverage	182.02	165.59		222.62	193.22
Income statement (million euros)*
Net interest income (w/o dividends)	10,401	7,372	41.08	8,511	7,372	15.45
Commercial revenue	18,242	12,955	40.82	14,802	12,955	14.26
Gross operating income	19,807	14,055	40.92	16,020	14,055	13.98
Net operating income	9,285	6,662	39.38	7,877	6,662	18.25
Attributable income to the Group (ordinary)*	5,212	3,606	44.54	4,401	3,606	22.04
Attributable income to the Group	6,220	3,606	72.50	5,409	3,606	50.00
Profitability and efficiency (%)
ROA	0.78	1.01
Ordinary ROE*	16.64	19.74
ROE	19.86	19.74
Efficiency ratio (1)	47.47	46.12		44.51
Efficiency ratio (2)	52.55	52.00		50.05
Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254
Share price (euros)	11.15	9.13
Market capitalisation (million euros)	69,735	57,102
EPS ordinary (euro)	0.8351	0.7284
Diluted EPS ordinary (euro)	0.8320	0.7271
EPS (euro)	0.9967	0.7284
P/E ratio (share price / EPS ordinary)	13.35	12.53
(*).- Excluding net extraordinary gains and writedowns
Other data
Shareholders (number)	2,443,831	2,685,317
Number of employees	129,196	132,001
Continental Europe	43,867	44,734
United Kingdom	21,121	25,331
Latin America	62,746	60,503
Financial management and equity stakes	1,462	1,433
Number of branches	10,201	9,973
Continental Europe	5,389	5,233
United Kingdom	712	730
Latin America	4,100	4,010

(1).-	(general administrative expenses - compensating fees) / (gross operating income + income from non-financial services (net))
(2).-	(general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))
Note:	This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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Income statement
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Net interest income (w/o dividends)	10,401	8,511	7,372	1,139	15.45
Dividends	336	334	389	(55)	(14.17)

Net interest income	10,736	8,845	7,761	1,084	13.96

Income from companies accounted for by the equity method	619	617	449	168	37.35
Net fees	6,071	5,113	4,583	530	11.57
Insurance activity	816	227	161	65	40.45

Commercial revenue	18,242	14,802	12,955	1,847	14.26

Gains (losses) on financial transactions	1,565	1,218	1,101	118	10.70

Gross operating income	19,807	16,020	14,055	1,965	13.98

Income from non-financial services	426	374	348	26	7.50
Non-financial expenses	(122)	(106)	(145)	39	(26.89)
Other operating income	(104)	(104)	(63)	(41)	64.83
Operating costs	(10,723)	(8,307)	(7,533)	(774)	10.27
General administrative expenses	(9,701)	(7,403)	(6,695)	(709)	10.58
Personnel	(5,744)	(4,516)	(4,236)	(280)	6.62
Other administrative expenses	(3,958)	(2,887)	(2,459)	(428)	17.41
Depreciation and amortisation	(1,021)	(904)	(839)	(65)	7.78

Net operating income	9,285	7,877	6,662	1,216	18.25

Impairment loss on assets	(1,807)	(1,489)	(1,843)	355	(19.25)
Loans	(1,615)	(1,297)	(1,573)	276	(17.54)
Goodwill	—	—	(138)	138	(100.00)
Other assets	(192)	(192)	(132)	(59)	44.80
Other income	(286)	(362)	(237)	(125)	52.97

Income before taxes (ordinary)	7,192	6,026	4,581	1,445	31.54

Corporate income tax	(1,437)	(1,082)	(597)	(486)	81.36

Net income from ordinary activity	5,755	4,944	3,985	959	24.08

Net income from discontinued operations	(14)	(14)	12	(25)	—

Net consolidated income (ordinary)	5,742	4,930	3,996	934	23.37

Minority interests	530	530	390	139	35.69

Attributable income to the Group (ordinary)	5,212	4,401	3,606	795	22.04

Net extraordinary gains and writedowns	1,008	1,008	—	1,008	—

Attributable income to the Group	6,220	5,409	3,606	1,803	50.00

Pro memoria:
Average total assets	738,518		395,068	343,450	86.93
Average shareholders’ equity	31,326		18,264	13,062	71.52

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Quarterly
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,373	2,470	2,686	2,871
Dividends	45	197	103	44	36	172	70	57

Net interest income	1,843	2,019	1,948	1,952	2,410	2,642	2,757	2,928

Income from companies accounted for by the equity method	125	82	133	109	141	189	153	136
Net fees	1,102	1,174	1,142	1,165	1,363	1,463	1,592	1,653
Insurance activity	31	46	41	44	214	183	215	203

Commercial revenue	3,101	3,320	3,262	3,270	4,127	4,477	4,717	4,920

Gains (losses) on financial transactions	318	325	265	192	408	461	313	384

Gross operating income	3,420	3,645	3,528	3,463	4,535	4,938	5,030	5,304

Income from non-financial services	89	102	77	80	111	112	76	127
Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)	(30)
Other operating income	(18)	(9)	(21)	(15)	(9)	(32)	(27)	(36)
Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,557)	(2,608)	(2,677)	(2,881)
General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,321)	(2,373)	(2,438)	(2,569)
Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,387)	(1,405)	(1,437)	(1,515)
Other administrative expenses	(617)	(620)	(612)	(610)	(935)	(969)	(1,001)	(1,053)
Depreciation and amortisation	(200)	(209)	(209)	(221)	(235)	(235)	(239)	(312)

Net operating income	1,619	1,828	1,683	1,531	2,045	2,368	2,387	2,484

Impairment loss on assets	(366)	(472)	(496)	(509)	(293)	(403)	(418)	(692)
Loans	(328)	(436)	(471)	(337)	(283)	(393)	(399)	(540)
Goodwill	(2)	—	—	(136)	—	—	—	—
Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)	(152)
Other income	(100)	(6)	48	(180)	(137)	(108)	(137)	96

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,615	1,856	1,832	1,888

Corporate income tax	(189)	(231)	(196)	19	(311)	(350)	(373)	(402)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459	1,486

Net income from discontinued operations	2	1	2	6	0	0	(15)	0

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445	1,486

Minority interests	110	89	94	97	119	141	118	152

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327	1,334

Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—	1,008

Attributable income to the Group	856	1,391	1,420	(60)	1,185	1,366	1,327	2,342

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)

	2005	2004	31.12.05	31.12.04

US$	1.2435	1.2410	1.1797	1.3621
Pound sterling	0.6838	0.6780	0.6853	0.7050
Brazilian real	3.0068	3.6325	2.7446	3.6177
New Mexican peso	13.5338	14.0120	12.5845	15.2279
Chilean peso	694.1889	756.6815	604.7732	759.7110
Venezuelan bolivar	2,622.8132	2,336.1757	2,533.1698	2,611.9630
Argentine peso	3.6352	3.6564	3.5907	4.0488

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Net fees and insurance business
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Commissions for services	3,475	2,695	2,490	205	8.24
Credit and debit cards	621	601	560	42	7.43
Insurance	925	667	524	143	27.27
Account management	545	542	446	96	21.53
Commercial bills	218	218	269	(50)	(18.70)
Contingent liabilities	254	254	227	26	11.64
Other transactions	913	412	464	(52)	(11.17)
Mutual & pension funds	1,956	1,835	1,583	252	15.94
Securities services	640	583	510	73	14.33

Net fees	6,071	5,113	4,583	530	11.57

Insurance activity	816	227	161	65	40.45

Net fees and insurance business	6,887	5,340	4,744	596	12.56

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Operating costs
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Personnel expenses	5,744	4,516	4,236	280	6.62
General expenses:	3,958	2,887	2,459	428	17.41
Information technology	479	336	330	7	2.02
Communications	401	264	241	22	9.32
Advertising	401	337	291	46	15.83
Buildings and premises	785	524	450	74	16.34
Printed and office material	122	87	81	6	7.70
Taxes (other than income tax)	182	182	123	58	47.22
Other expenses	1,588	1,157	942	215	22.81

Personnel and general expenses	9,701	7,403	6,695	709	10.58

Depreciation and amortisation	1,021	904	839	65	7.78

Total operating expenses	10,723	8,307	7,533	774	10.27

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Net loan loss provisions
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Non performing loans	2,014	1,641	1,893	(252)	(13.30)
Country-risk	88	88	85	3	3.67
Recovery of written-off assets	(487)	(433)	(405)	(27)	6.75

Total	1,615	1,297	1,573	(276)	(17.54)

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Balance sheet
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Assets
Cash on hand and deposits at central banks	16,086	8,801	82.77	14,640	8,121	80.27
Trading portfolio	155,161	112,622	37.77	53,473	30,310	76.42
Debt securities	82,695	56,736	45.75	35,701	22,380	59.52
Loans and credits	26,480	17,508	51.25	0	—	—
Equities	8,078	4,419	82.78	5,832	2,752	111.90
Other	37,908	33,959	11.63	11,939	5,178	130.59
Other financial assets at fair value	46,537	43,672	6.56	4,736	3,679	28.73
Loans and credits	5,059	4,071	24.29	0	—	—
Other	41,478	39,601	4.74	4,736	3,679	28.73
Available-for-sale financial assets	73,945	44,521	66.09	73,927	44,507	66.10
Debt securities	68,054	36,702	85.42	68,054	36,702	85.42
Equities	5,891	7,819	(24.66)	5,873	7,805	(24.75)
Loans	461,156	395,653	16.56	317,661	259,230	22.54
Deposits at credit institutions	47,066	38,978	20.75	46,696	38,143	22.42
Loans and credits	404,289	347,772	16.25	264,033	212,560	24.22
Other	9,801	8,903	10.08	6,932	8,526	(18.70)
Investments	3,031	3,748	(19.11)	15,538	16,253	(4.40)
Intangible assets and property and equipment	12,099	10,998	10.01	6,832	5,834	17.11
Goodwill	14,123	15,091	(6.41)	5,383	4,891	10.04
Other	26,968	29,381	(8.21)	19,397	20,995	(7.61)

Total assets	809,107	664,486	21.76	511,587	393,820	29.90

Liabilities and shareholders' equity
Trading portfolio	118,241	99,201	19.19	19,908	12,157	63.77
Customer deposits	14,039	20,541	(31.66)	43	—	—
Marketable debt securities	25,596	19,466	31.49	0	—	—
Other	78,607	59,194	32.80	19,866	12,157	63.41
Financial liabilities at amortized cost	571,567	451,400	26.62	416,912	313,927	32.81
Due to central banks and credit institutions	116,059	58,526	98.31	108,242	57,763	87.39
Customer deposits	292,327	262,670	11.29	195,546	169,859	15.12
Marketable debt securities	123,244	94,372	30.59	86,378	61,505	40.44
Subordinated debt	28,643	27,470	4.27	17,336	16,848	2.90
Other financial liabilities	11,293	8,362	35.05	9,411	7,952	18.34
Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19
Provisions	19,823	18,024	9.98	17,095	15,157	12.78
Other liability accounts	10,716	14,892	(28.04)	7,560	8,855	(14.62)
Preferred securities	1,461	2,124	(31.20)	406	1,247	(67.41)
Minority interests	2,848	2,085	36.58	2,853	2,085	36.83
Equity adjustments by valuation	3,077	1,778	73.11	2,811	1,857	51.40
Capital stock	3,127	3,127	—	3,127	3,127	—
Reserves	29,098	27,215	6.92	29,098	27,215	6.92
Income attributable to the Group	6,220	3,606	72.50	5,409	3,606	50.00
Less: dividends	(1,744)	(1,311)	33.08	(1,744)	(1,311)	33.08

Total liabilities and shareholders' equity	809,107	664,486	21.76	511,587	393,820	29.90

Off-balance-sheet managed funds	152,846	128,515	18.93	146,846	123,456	18.95

Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

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Balance sheet
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Assets
Cash on hand and deposits at central banks	9,271	6,155	7,351	8,801	10,205	9,404	9,207	16,086
Trading portfolio	30,547	30,076	30,058	112,622	128,544	133,489	156,389	155,161
Debt securities	21,830	21,512	21,697	56,736	59,531	63,747	75,113	82,695
Loans and credits	—	—	—	17,508	19,754	20,183	29,847	26,480
Equities	2,743	3,034	2,231	4,419	6,066	7,807	7,330	8,078
Other	5,974	5,530	6,130	33,959	43,193	41,751	44,099	37,908
Other financial assets at fair value	2,892	2,863	3,151	43,672	44,045	42,023	44,369	46,537
Loans and credits	—	—	—	4,071	4,262	4,551	4,645	5,059
Other	2,892	2,863	3,151	39,601	39,782	37,473	39,724	41,478
Available-for-sale financial assets	60,335	60,120	51,457	44,521	41,084	46,689	59,535	73,945
Debt securities	49,819	51,326	44,553	36,702	35,179	41,699	54,302	68,054
Equities	10,516	8,794	6,904	7,819	5,904	4,990	5,233	5,891
Loans	230,128	238,367	248,730	395,653	416,480	432,610	447,779	461,156
Deposits at credit institutions	38,090	37,015	37,628	38,978	49,107	46,756	50,544	47,066
Loans and credits	186,831	195,538	205,735	347,772	356,538	378,398	387,708	404,289
Other	5,207	5,814	5,368	8,903	10,835	7,455	9,527	9,801
Investments	3,547	3,525	3,590	3,748	3,817	3,979	3,011	3,031
Intangible assets and property and equipment	5,638	5,630	5,713	10,998	11,141	12,046	10,272	12,099
Goodwill	4,894	4,908	5,056	15,091	15,382	15,871	15,864	14,123
Other	17,335	16,497	18,714	29,381	33,073	34,196	35,151	26,968

Total assets	364,588	368,140	373,820	664,486	703,770	730,306	781,577	809,107

Liabilities and shareholders' equity
Trading portfolio	11,566	10,534	12,126	99,201	110,398	111,668	128,022	118,241
Customer deposits	—	—	—	20,541	7,730	12,810	15,233	14,039
Marketable debt securities	—	—	—	19,466	20,753	19,192	21,167	25,596
Other	11,566	10,534	12,126	59,194	81,915	79,666	91,622	78,607
Financial liabilities at amortized cost	296,730	304,354	308,350	451,400	476,484	502,684	533,137	571,567
Due to central banks and credit institutions	57,548	64,882	63,232	58,526	65,614	71,774	88,374	116,059
Customer deposits	167,488	167,495	166,540	262,670	270,821	285,568	290,623	292,327
Marketable debt securities	52,716	52,251	56,751	94,372	101,581	103,564	111,598	123,244
Subordinated debt	13,903	13,359	16,057	27,470	27,335	29,557	29,304	28,643
Other financial liabilities	5,075	6,368	5,769	8,362	11,132	12,220	13,238	11,293
Insurance liabilities	8,206	5,328	5,708	42,345	40,516	43,862	44,099	44,672
Provisions	15,141	14,801	14,845	18,024	18,674	19,524	20,883	19,823
Other liability accounts	6,661	6,868	7,128	14,892	18,700	11,258	12,631	10,716
Preferred securities	2,982	2,666	1,317	2,124	1,641	1,759	1,589	1,461
Minority interests	2,046	1,993	2,058	2,085	2,283	2,462	2,628	2,848
Equity adjustments by valuation	2,202	1,517	1,453	1,778	1,735	3,004	3,089	3,077
Capital stock	2,384	2,384	2,384	3,127	3,127	3,127	3,127	3,127
Reserves	16,922	15,448	15,182	27,215	30,863	28,989	29,074	29,098
Income attributable to the Group	856	2,246	3,666	3,606	1,185	2,551	3,878	6,220
Less: dividends	(1,109)	—	(396)	(1,311)	(1,837)	(581)	(581)	(1,744)

Total liabilities and shareholders' equity	364,588	368,140	373,820	664,486	703,770	730,306	781,577	809,107

Off-balance-sheet managed funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,846

Total managed funds	480,385	486,535	494,409	793,001	835,081	869,555	931,497	961,953

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Customer loans
Million euros
		With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	5,243	5,741	(8.68)	5,243	5,741	(8.68)
Other residents	153,727	126,253	21.76	153,727	126,253	21.76
Secured loans	81,343	62,457	30.24	81,343	62,457	30.24
Other loans	72,384	63,796	13.46	72,384	63,796	13.46
Non-resident sector	284,468	244,201	16.49	111,727	86,395	29.32
Secured loans	174,335	160,514	8.61	34,552	26,250	31.63
Other loans	110,133	83,687	31.60	77,175	60,145	28.31

Gross loans and credits	443,439	376,195	17.87	270,698	218,389	23.95

Credit loss allowance	7,610	6,845	11.17	6,664	5,829	14.33

Net loans and credits	435,829	369,350	18.00	264,033	212,560	24.22

Pro memoria: Doubtful loans	4,356	4,208	3.52	3,139	3,091	1.57
Public sector	3	3	(7.20)	3	3	(7.20)
Other residents	1,027	1,015	1.18	1,027	1,015	1.18
Non-resident sector	3,326	3,189	4.28	2,109	2,073	1.77

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Customer loans
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Public sector	5,626	6,899	6,725	5,741	5,760	5,474	5,803	5,243
Other residents	110,053	115,194	119,890	126,253	130,321	140,018	142,028	153,727
Secured loans	51,655	54,309	57,992	62,457	65,593	70,626	74,830	81,343
Other loans	58,398	60,885	61,898	63,796	64,728	69,391	67,198	72,384
Non-resident sector	75,927	78,553	84,579	244,201	251,668	264,980	281,844	284,468
Secured loans	23,233	23,029	25,026	160,514	162,396	167,637	168,223	174,335
Other loans	52,693	55,525	59,553	83,687	89,272	97,344	113,621	110,133

Gross loans and credits	191,606	200,646	211,195	376,195	387,749	410,472	429,674	443,439

Credit loss allowance	4,775	5,108	5,460	6,845	7,195	7,340	7,475	7,610

Net loans and credits	186,831	195,538	205,735	369,350	380,554	403,132	422,200	435,829

Pro memoria: Doubtful loans	2,990	3,009	3,052	4,208	4,498	4,289	4,371	4,356
Public sector	3	1	1	3	2	1	1	3
Other residents	955	903	886	1,015	907	982	1,001	1,027
Non-resident sector	2,033	2,105	2,165	3,189	3,589	3,306	3,369	3,326

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Credit risk management (*)
Million euros
	With Abbey				w/o Abbey

	31.12.05	31.12.04	Var. (%)		31.12.05	31.12.04	Var. (%)

Non-performing loans	4,342	4,115	5.51		3,125	2,998	4.24
NPL ratio (%)	0.89	1.00	(0.11	p.)	1.02	1.19	(0.17	p.)
Credit loss allowances	7,902	6,813	15.98		6,957	5,793	20.09
Specific	3,177	2,996	6.05		2,731	2,498	9.35
General-purpose	4,725	3,818	23.78		4,225	3,295	28.24
NPL coverage (%)	182.02	165.59	16.43	p.	222.62	193.22	29.40	p.

Ordinary non-performing and doubtful loans **	3,132	2,762	13.40		2,815	2,508	12.25
NPL ratio (%) **	0.64	0.67	(0.03	p.)	0.92	0.99	(0.07	p.)
NPL coverage (%) **	252.28	246.67	5.61	p.	247.13	230.99	16.14	p.

(*)	Excluding country-risk
(**)	Excluding mortgage guarantees
Note:	NPL ratio: Non-performing loans / computable assets

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Credit risk management (*)
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Non-performing loans	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342
NPL ratio (%)	1.31	1.25	1.20	1.00	1.05	0.98	0.93	0.89
Credit loss allowances	4,938	5,256	5,573	6,813	7,167	7,554	7,605	7,902
Specific	2,427	2,429	2,462	2,996	3,207	3,145	3,146	3,177
General-purpose	2,510	2,827	3,111	3,818	3,959	4,410	4,459	4,725

NPL coverage (%)	168.87	180.70	190.02	165.59	161.88	174.55	173.83	182.02

Nonperforming loans by quarter
Million euros
	Q1 '04	Q2 '04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05	Q4 ' 05

Balance at beginning of period	3,513	2,924	2,909	2,933	4,115	4,427	4,328	4,375
+ Net additions *	(159)	234	261	1,291	496	367	442	433
- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)	(467)

Balance at period-end	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342

(*).-	In Q4 04, 1,116.7 million relate to Abbey.

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Customer funds under management
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	14,966	13,998	6.91	14,966	13,998	6.91
Other residents	83,392	79,273	5.20	83,392	79,273	5.20
Demand deposits	50,124	44,259	13.25	50,124	44,259	13.25
Time deposits	18,799	19,821	(5.16)	18,799	19,821	(5.16)
REPOs	14,470	15,193	(4.76)	14,470	15,193	(4.76)
Non-resident sector	208,008	189,941	9.51	97,231	76,588	26.95
Demand deposits	113,603	95,263	19.25	35,013	29,866	17.23
Time deposits	77,195	74,934	3.02	51,377	38,102	34.84
REPOs	14,366	17,128	(16.12)	8,036	6,004	33.84
Public Sector	2,844	2,616	8.70	2,806	2,616	7.27

Customer deposits	306,365	283,212	8.18	195,589	169,859	15.15

Debt securities	148,840	113,839	30.75	86,378	61,505	40.44
Subordinated debt	28,643	27,470	4.27	17,336	16,848	2.90
Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

On-balance-sheet customer funds	528,522	466,865	13.21	307,453	254,110	20.99

Mutual funds	109,480	97,838	11.90	103,481	92,779	11.53
Pension plans	28,619	21,679	32.02	28,619	21,679	32.02
Managed portfolios	14,746	8,998	63.88	14,746	8,998	63.88

Off-balance-sheet customer funds	152,846	128,515	18.93	146,846	123,456	18.95

Customer funds under management	681,367	595,380	14.44	454,300	377,566	20.32

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Customer funds under management
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Public sector	11,467	10,504	12,401	13,998	18,172	14,555	17,613	14,966
Other residents	80,116	81,589	79,922	79,273	76,924	81,827	80,531	83,392
Demand deposits	42,306	44,753	43,908	44,259	46,123	48,454	47,536	50,124
Time deposits	18,535	18,554	19,263	19,821	17,146	18,436	18,140	18,799
REPOs	19,275	18,281	16,750	15,193	13,655	14,938	14,856	14,470
Non-resident sector	75,905	75,402	74,217	189,941	183,455	201,996	207,711	208,008
Demand deposits	28,314	28,092	28,896	95,263	98,380	111,965	111,402	113,603
Time deposits	37,474	37,349	37,690	74,934	72,600	74,746	77,870	77,195
REPOs	7,891	7,424	5,595	17,128	9,818	11,613	15,246	14,366
Public Sector	2,225	2,536	2,036	2,616	2,658	3,672	3,193	2,844

Customer deposits	167,488	167,495	166,540	283,212	278,551	298,379	305,856	306,365

Debt securities	52,716	52,251	56,751	113,839	122,335	122,756	132,765	148,840
Subordinated debt	13,903	13,359	16,057	27,470	27,335	29,557	29,304	28,643
Insurance liabilities	8,206	5,328	5,708	42,345	40,516	43,862	44,099	44,672

On-balance-sheet customer funds	242,313	238,433	245,056	466,865	468,737	494,554	512,024	528,522

Mutual funds	87,172	89,773	90,665	97,838	99,043	104,686	109,248	109,480
Pension plans	20,533	20,316	20,999	21,679	22,709	24,797	27,380	28,619
Managed portfolios	8,092	8,305	8,925	8,998	9,559	9,766	13,292	14,746

Off-balance-sheet customer funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,846

Customer funds under management	358,110	356,827	365,645	595,380	600,048	633,803	661,945	681,367

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Shareholders' equity and capital ratios
Million euros
			Variation

	31.12.05	31.12.04	Amount	%

Capital stock	3,127	3,127	—	—
Additional paid-in surplus	20,370	20,370	—	—
Reserves	8,781	6,949	1,832	26.36
Treasury stock	(53)	(104)	51	(49.06)

On-balance-sheet shareholders' equity	32,225	30,342	1,883	6.21

Net attributable income	6,220	3,606	2,614	72.50
Interim dividend distributed	(1,163)	(792)	(371)	46.90

Shareholders' equity at period-end	37,282	33,156	4,126	12.44

Interim dividend not distributed	(1,442)	(1,046)	(396)	37.91

Shareholders' equity	35,840	32,111	3,729	11.61

Valuation adjustments	3,077	1,778	1,300	73.11
Minority interests	2,848	2,085	763	36.58
Preferred securities	1,461	2,124	(663)	(31.20)
Preferred securities in subordinated debt	6,653	5,498	1,154	21.00

Shareholders' equity and minority interests	49,880	43,596	6,283	14.41

Computable basic capital	32,532	24,419	8,113	33.23
Computable supplementary capital	20,894	19,941	953	4.78

Computable capital (BIS criteria)	53,426	44,360	9,066	20.44

Risk-weighted assets (BIS criteria)	412,734	340,946	71,788	21.06

BIS ratio	12.94	13.01	(0.07)

Tier 1	7.88	7.16	0.72

Cushion (BIS ratio)	20,407	17,084	3,323	19.45

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Statement of changes in consolidated shareholders' equity
Million euros
	2005	2004

Available-for-sale financial assets	(62)	(40)
Other financial liabilities at fair value	—	—
Cash flow hedges	139	(63)
Hedges of net investments in businesses abroad	(507)	91
Exchange differences	1,813	(248)
Long-term assets for sale	—	—

Net revenues recorded in shareholders' equity	1,383	(260)

Net consolidated income (published)	6,750	3,996
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated income	6,750	3,996

Parent Bank	7,603	3,346
Minority interests	530	390

Total revenues and expenses	8,133	3,736

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Operating areas
Million euros
	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement

Net interest income	11,478	9,587	8,284	1,303	15.72	3,194	38.55

Income from companies accounted for by the equity method	35	32	37	(5)	(13.19)	(2)	(6.58)
Net fees	6,089	5,131	4,594	536	11.67	1,494	32.52
Insurance activity	813	225	165	60	36.34	649	393.74

Commercial revenue	18,415	14,975	13,081	1,894	14.48	5,334	40.78

Gains (losses) on financial transactions	1,615	1,268	863	405	47.00	752	87.21

Gross operating income	20,030	16,243	13,943	2,299	16.49	6,086	43.65

Income from non-financial services (net) and other operating income	225	189	158	31	19.46	67	42.38
General administrative expenses	(9,347)	(7,049)	(6,396)	(653)	10.21	(2,951)	46.14
Personnel	(5,560)	(4,333)	(4,043)	(290)	7.17	(1,517)	37.53
Other administrative expenses	(3,787)	(2,716)	(2,353)	(363)	15.43	(1,434)	60.94
Depreciation and amortisation	(947)	(830)	(801)	(29)	3.62	(146)	18.26

Net operating income	9,961	8,553	6,905	1,648	23.87	3,056	44.26

Net loan loss provisions	(1,563)	(1,245)	(1,538)	293	(19.05)	(25)	1.64
Other income	(350)	(426)	(283)	(142)	50.26	(66)	23.44

Income before taxes	8,047	6,882	5,083	1,799	35.39	2,964	58.31

Income from ordinary activity	5,965	5,154	3,921	1,232	31.43	2,044	52.12

Net consolidated income	5,952	5,140	3,933	1,207	30.69	2,018	51.32

Attributable income to the Group	5,570	4,759	3,630	1,130	31.12	1,941	53.47

	31.12.05		31.12.04	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Balance sheet

Loans and credits*	435,013	263,218	369,154	50,853	23.95	65,859	17.84
Trading portfolio (w/o loans)	117,126	52,159	81,046	23,039	79.12	36,080	44.52
Available-for-sale financial assets	28,931	28,913	25,946	2,981	11.50	2,985	11.50
Due from credit institutions*	107,127	94,058	114,304	994	1.07	(7,176)	(6.28)
Intangible assets and property and equipment	10,808	5,611	10,260	515	10.11	548	5.34
Other assets	79,369	32,903	71,219	720	2.24	8,150	11.44

Total assets/liabilities & shareholders' equity	778,375	476,860	671,929	79,102	19.89	106,446	15.84

Customer deposits*	304,438	193,662	281,707	25,308	15.03	22,732	8.07
Marketable debt securities*	95,687	33,224	79,130	6,428	23.99	16,557	20.92
Subordinated debt	14,678	3,371	13,452	541	19.13	1,226	9.12
Insurance liabilities	44,672	8,151	42,345	2,253	38.19	2,328	5.50
Due to credit institutions*	172,709	131,948	134,080	25,030	23.41	38,629	28.81
Other liabilities	120,941	83,562	100,937	14,612	21.19	20,003	19.82
Shareholders' equity	25,250	22,943	20,279	4,930	27.37	4,971	24.51

Off-balance-sheet funds	152,652	146,652	128,515	23,196	18.79	24,137	18.78

Mutual funds	109,480	103,481	97,838	10,702	11.53	11,642	11.90
Pension funds	28,619	28,619	21,679	6,941	32.02	6,941	32.02
Managed portfolios	14,552	14,552	8,998	5,554	61.72	5,554	61.72

Customer funds under management	612,127	385,060	545,148	57,726	17.64	66,980	12.29

Total managed funds	931,027	623,512	800,444	102,298	19.63	130,583	16.31

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.73		19.99				3.74	p.
Efficiency ratio	45.19	41.73	44.31	(2.58	p.)		0.88	p.
Efficiency ratio with depreciation and amortisation	49.84	46.76	49.96	(3.20	p.)		(0.12	p.)
NPL ratio	0.86	0.97	0.97	(0.17	p.)		(0.11	p.)
Coverage ratio	182.33	224.56	168.16	27.18	p.		14.17	p.
Number of employees (direct & indirect)	127,734	106,613	130,568	1,376		1.31	(2,834)		(2.17)
Number of branches	10,201	9,489	9,974	245		2.65	227		2.28

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Operating areas
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,995	2,054	2,095	2,140	2,591	2,789	2,946	3,153

Income from companies accounted for by the equity method	15	5	9	9	7	8	9	11
Net fees	1,109	1,178	1,152	1,155	1,387	1,467	1,583	1,651
Insurance activity	32	46	42	44	214	184	213	202

Commercial revenue	3,152	3,283	3,297	3,349	4,200	4,447	4,750	5,018

Gains (losses) on financial transactions	247	217	180	218	415	543	319	338

Gross operating income	3,399	3,500	3,477	3,567	4,615	4,990	5,069	5,356

Income from non-financial services (net) and other operating income	37	53	30	36	71	42	41	71
General administrative expenses	(1,565)	(1,578)	(1,592)	(1,659)	(2,229)	(2,300)	(2,339)	(2,479)
Personnel	(982)	(997)	(1,004)	(1,060)	(1,336)	(1,369)	(1,384)	(1,470)
Other administrative expenses	(583)	(582)	(588)	(599)	(893)	(930)	(955)	(1,009)
Depreciation and amortisation	(192)	(199)	(200)	(209)	(223)	(232)	(243)	(249)

Net operating income	1,679	1,776	1,716	1,735	2,233	2,500	2,528	2,699

Net loan loss provisions	(331)	(414)	(426)	(367)	(296)	(381)	(371)	(516)
Other income	(57)	0	(17)	(209)	(26)	(14)	(96)	(213)

Income before taxes	1,291	1,363	1,272	1,158	1,911	2,105	2,061	1,970

Income from ordinary activity	986	1,049	984	903	1,406	1,556	1,497	1,506

Net consolidated income	988	1,050	986	909	1,407	1,557	1,482	1,506

Attributable income to the Group	907	976	913	833	1,319	1,460	1,398	1,393

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	186,676	194,955	204,783	369,154	380,269	402,274	421,651	435,013
Trading portfolio (w/o loans)	29,104	28,485	28,503	81,046	87,283	102,661	111,217	117,126
Available-for-sale financial assets	27,831	27,304	26,526	25,946	26,766	28,211	29,182	28,931
Due from credit institutions*	80,478	85,370	91,478	114,304	125,012	109,424	110,256	107,127
Intangible assets and property and equipment	5,087	4,987	4,995	10,260	10,378	10,579	8,930	10,808
Other assets	24,080	24,198	25,607	71,219	71,661	69,947	73,050	79,369

Total assets/liabilities & shareholders' equity	353,256	365,299	381,892	671,929	701,369	723,096	754,286	778,375

Customer deposits*	159,953	162,571	160,331	281,707	276,467	293,065	300,563	304,438
Marketable debt securities*	23,812	23,723	26,921	79,130	82,228	80,735	83,593	95,687
Subordinated debt	2,398	2,375	2,356	13,452	13,635	15,754	15,257	14,678
Insurance liabilities	8,199	5,322	5,701	42,345	40,516	43,862	44,086	44,672
Due to credit institutions*	79,756	94,688	104,896	134,080	137,711	138,846	162,854	172,709
Other liabilities	60,709	58,965	63,576	100,937	127,526	127,168	123,908	120,941
Shareholders' equity	18,429	17,656	18,111	20,279	23,286	23,667	24,025	25,250

Off-balance-sheet funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,652

Mutual funds	87,172	89,773	90,665	97,838	99,043	104,686	109,248	109,480
Pension funds	20,533	20,316	20,999	21,679	22,709	24,797	27,380	28,619
Managed portfolios	8,092	8,305	8,925	8,998	9,559	9,766	13,292	14,552

Customer funds under management	310,159	312,385	315,898	545,148	544,158	572,665	593,419	612,127

Total managed funds	469,053	483,694	502,481	800,444	832,680	862,346	904,206	931,027

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.24	1.19	1.15	0.97	1.02	0.94	0.89	0.86
NPL coverage	173.30	183.80	193.48	168.16	161.12	172.81	174.32	182.33
Risk-weighted assets					322,356	344,784	357,051	377,143

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Continental Europe
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	5,640	4,956	684	13.80

Income from companies accounted for by the equity method	26	33	(7)	(22.12)
Net fees	3,088	2,956	132	4.47
Insurance activity	115	87	28	32.80

Commercial revenue	8,869	8,032	837	10.42

Gains (losses) on financial transactions	513	404	109	26.94

Gross operating income	9,382	8,436	946	11.22

Income from non-financial services (net) and other operating income	280	207	73	35.26
General administrative expenses	(3,735)	(3,599)	(136)	3.77
Personnel	(2,563)	(2,502)	(61)	2.45
Other administrative expenses	(1,172)	(1,097)	(74)	6.78
Depreciation and amortisation	(500)	(514)	15	(2.84)

Net operating income	5,428	4,530	898	19.83

Net loan loss provisions	(947)	(1,214)	268	(22.06)
Other income	(69)	(98)	29	(29.28)

Income before taxes	4,412	3,217	1,195	37.14

Income from ordinary activity	3,148	2,272	876	38.57

Net consolidated income	3,134	2,272	863	37.98

Attributable income to the Group	2,984	2,159	824	38.16

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	212,455	177,772	34,684	19.51
Trading portfolio (w/o loans)	26,996	14,657	12,339	84.18
Available-for-sale financial assets	13,306	12,008	1,298	10.81
Due from credit institutions*	71,900	71,819	81	0.11
Intangible assets and property and equipment	4,229	3,932	297	7.55
Other assets	15,770	22,105	(6,334)	(28.66)

Total assets/liabilities & shareholders' equity	344,657	302,292	42,365	14.01

Customer deposits*	128,575	122,635	5,940	4.84
Marketable debt securities*	27,593	21,595	5,998	27.77
Subordinated debt	2,241	2,120	121	5.68
Insurance liabilities	6,414	4,844	1,569	32.40
Due to credit institutions*	93,633	78,942	14,691	18.61
Other liabilities	71,120	59,924	11,196	18.68
Shareholders' equity	15,081	12,231	2,850	23.30

Off-balance-sheet funds	96,947	89,567	7,380	8.24

Mutual funds	80,984	77,520	3,464	4.47
Pension funds	9,924	8,322	1,603	19.26
Managed portfolios	6,038	3,726	2,312	62.06

Customer funds under management	261,769	240,762	21,007	8.73

Total managed funds	441,604	391,859	49,744	12.69

(*).-	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.05	18.21	3.84	p.
Efficiency ratio	37.74	40.85	(3.11	p.)
Efficiency ratio with depreciation and amortisation	42.91	46.79	(3.88	p.)
NPL ratio	0.75	0.81	(0.06	p.)
Coverage ratio	248.42	225.23	23.19	p.
Number of employees (direct & indirect)	43,867	44,734	(867)		(1.94)
Number of branches	5,389	5,233	156		2.98

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Continental Europe
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,191	1,231	1,253	1,282	1,329	1,416	1,430	1,466

Income from companies accounted for by the equity method	14	4	7	8	5	4	7	9
Net fees	727	767	733	730	744	765	772	806
Insurance activity	16	26	22	22	31	30	28	26

Commercial revenue	1,948	2,027	2,015	2,042	2,109	2,216	2,237	2,307

Gains (losses) on financial transactions	62	137	82	123	151	148	69	145

Gross operating income	2,010	2,164	2,097	2,165	2,260	2,364	2,306	2,452

Income from non-financial services (net) and other operating income	52	61	46	47	72	65	62	81
General administrative expenses	(880)	(895)	(897)	(927)	(909)	(928)	(929)	(969)
Personnel	(612)	(620)	(624)	(647)	(632)	(643)	(633)	(656)
Other administrative expenses	(268)	(275)	(273)	(280)	(276)	(285)	(297)	(313)
Depreciation and amortisation	(123)	(126)	(128)	(138)	(122)	(129)	(128)	(120)

Net operating income	1,059	1,204	1,118	1,148	1,301	1,372	1,311	1,444

Net loan loss provisions	(249)	(318)	(331)	(316)	(180)	(240)	(208)	(319)
Other income	(43)	(10)	(11)	(34)	(12)	(7)	(8)	(42)

Income before taxes	767	877	775	798	1,110	1,124	1,095	1,082

Income from ordinary activity	549	618	560	544	784	814	772	778

Net consolidated income	549	618	560	544	784	815	757	779

Attributable income to the Group	519	586	538	516	751	778	731	723

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	155,728	162,506	170,479	177,772	182,594	194,965	199,503	212,455
Trading portfolio (w/o loans)	17,334	16,161	14,191	14,657	19,191	26,984	25,372	26,996
Available-for-sale financial assets	14,191	13,397	12,891	12,008	12,810	13,058	12,982	13,306
Due from credit institutions*	60,175	64,722	70,126	71,819	75,884	72,218	63,170	71,900
Intangible assets and property and equipment	3,919	3,847	3,837	3,932	3,999	4,041	4,103	4,229
Other assets	14,910	15,361	16,358	22,105	21,592	16,135	17,321	15,770

Total assets/liabilities & shareholders' equity	266,257	275,994	287,882	302,292	316,070	327,402	322,452	344,657

Customer deposits*	114,667	118,199	116,781	122,635	123,205	124,257	125,690	128,575
Marketable debt securities*	18,422	18,953	20,670	21,595	23,958	25,865	26,842	27,593
Subordinated debt	1,881	1,858	1,824	2,120	2,037	2,618	1,962	2,241
Insurance liabilities	7,377	4,476	4,726	4,844	5,161	5,378	5,527	6,414
Due to credit institutions*	59,548	70,148	77,702	78,942	75,672	79,425	74,632	93,633
Other liabilities	52,581	50,713	54,234	59,924	72,216	76,323	74,070	71,120
Shareholders' equity	11,781	11,647	11,945	12,231	13,821	13,537	13,729	15,081

Off-balance-sheet funds	82,944	85,807	86,091	89,567	88,812	91,541	95,052	96,947

Mutual funds	72,570	75,342	75,108	77,520	76,493	78,803	80,993	80,984
Pension funds	7,588	7,591	7,630	8,322	8,415	8,591	9,284	9,924
Managed portfolios	2,786	2,874	3,353	3,726	3,905	4,146	4,775	6,038

Customer funds under management	225,291	229,293	230,092	240,762	243,174	249,658	255,073	261,769

Total managed funds	349,200	361,801	373,973	391,859	404,882	418,943	417,504	441,604

(*) -	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.87	0.81	0.80	0.81	0.83	0.78	0.77	0.75
NPL coverage	196.30	213.46	224.42	225.23	227.85	240.66	246.99	248.42
Risk-weighted assets					187,353	200,360	202,340	218,079

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Santander Central Hispano Network
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	2,082	1,904	178	9.35

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,547	1,483	63	4.27
Insurance activity	—	—	—	—

Commercial revenue	3,629	3,387	241	7.12

Gains (losses) on financial transactions	197	147	51	34.45

Gross operating income	3,826	3,534	292	8.26

Income from non-financial services (net) and other operating income	4	9	(5)	(51.49)
General administrative expenses	(1,493)	(1,493)	(1)	0.04
Personnel	(1,134)	(1,141)	6	(0.56)
Other administrative expenses	(359)	(352)	(7)	2.00
Depreciation and amortisation	(236)	(257)	21	(8.34)

Net operating income	2,101	1,793	308	17.18

Net loan loss provisions	(305)	(542)	237	(43.73)
Other income	(11)	(11)	(0)	2.65

Income before taxes	1,785	1,240	545	43.96

Income from ordinary activity	1,285	892	394	44.13

Net consolidated income	1,285	892	394	44.13

Attributable income to the Group	1,285	891	393	44.11

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	88,659	75,711	12,947	17.10
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	3	1	2	175.78
Due from credit institutions*	103	178	(75)	(42.11)
Intangible assets and property and equipment	1,675	1,592	83	5.23
Other assets	537	1,272	(735)	(57.76)

Total assets/liabilities & shareholders’ equity	90,977	78,755	12,222	15.52

Customer deposits*	44,122	42,943	1,179	2.74
Marketable debt securities*	2	30	(28)	(93.55)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	29	63	(35)	(54.56)
Other liabilities	40,447	30,158	10,290	34.12
Shareholders’ equity	6,377	5,561	816	14.68

Off-balance-sheet funds	53,504	47,385	6,119	12.91

Mutual funds	47,952	42,141	5,811	13.79
Pension funds	5,551	5,243	308	5.88
Managed portfolios	—	—	—	—

Customer funds under management	97,627	90,358	7,270	8.05

Total managed funds	144,481	126,140	18,341	14.54

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.83	17.78	5.05	p.
Efficiency ratio	37.87	41.08	(3.21	p.)
Efficiency ratio with depreciation and amortisation	44.01	48.32	(4.31	p.)
NPL ratio	0.59	0.60	(0.01	p.)
Coverage ratio	289.26	268.57	20.69	p.
Number of employees (direct & indirect)	19,092	19,180	(88)		(0.46)
Number of branches	2,669	2,571	98		3.81

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Santander Central Hispano Network
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	472	466	472	495	492	515	533	542

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	358	376	362	387	369	378	391	409
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	830	842	834	881	862	892	924	951

Gains (losses) on financial transactions	28	49	28	42	40	86	29	42

Gross operating income	858	891	862	923	902	979	953	993

Income from non-financial services (net) and other operating income	1	5	2	0	1	1	2	(0)
General administrative expenses	(370)	(373)	(371)	(379)	(371)	(373)	(369)	(380)
Personnel	(284)	(284)	(283)	(290)	(285)	(285)	(279)	(285)
Other administrative expenses	(86)	(89)	(87)	(89)	(86)	(88)	(90)	(95)
Depreciation and amortisation	(64)	(64)	(64)	(64)	(59)	(60)	(61)	(56)

Net operating income	424	459	429	481	474	547	524	557

Net loan loss provisions	(113)	(140)	(135)	(155)	(48)	(87)	(71)	(100)
Other income	(4)	(3)	(2)	(2)	(3)	(5)	1	(4)

Income before taxes	308	317	291	323	423	454	454	453

Income from ordinary activity	221	228	209	233	305	327	327	327

Net consolidated income	221	228	209	233	305	327	327	327

Attributable income to the Group	221	228	209	233	305	327	327	326

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	65,950	69,650	72,418	75,711	77,445	81,675	83,751	88,659
Trading portfolio (w/o loans)	0	0	0	0	0	1	0	0
Available-for-sale financial assets	1	1	1	1	1	0	1	3
Due from credit institutions*	113	155	85	178	94	181	96	103
Intangible assets and property and equipment	1,630	1,556	1,544	1,592	1,585	1,629	1,652	1,675
Other assets	862	1,413	1,344	1,272	833	1,040	842	537

Total assets/liabilities & shareholders’ equity	68,556	72,775	75,392	78,755	79,957	84,525	86,341	90,977

Customer deposits*	41,516	42,374	42,276	42,943	40,071	40,887	41,009	44,122
Marketable debt securities*	447	295	38	30	23	5	3	2
Subordinated debt	0	0	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0	0	0
Due to credit institutions*	65	55	25	63	27	53	24	29
Other liabilities	21,779	24,915	27,792	30,158	34,231	37,816	39,328	40,447
Shareholders’ equity	4,750	5,136	5,261	5,561	5,606	5,765	5,976	6,377

Off-balance-sheet funds	44,916	45,447	45,281	47,385	50,065	51,210	52,569	53,504

Mutual funds	40,146	40,673	40,488	42,141	44,750	45,969	47,156	47,952
Pension funds	4,770	4,775	4,793	5,243	5,315	5,241	5,413	5,551
Managed portfolios	0	0	0	0	0	0	0	0

Customer funds under management	86,878	88,116	87,595	90,358	90,159	92,101	93,581	97,627

Total managed funds	113,472	118,222	120,673	126,140	130,022	135,735	138,910	144,481

(*) .- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.70	0.64	0.62	0.60	0.60	0.59	0.59	0.59
NPL coverage	193.52	224.89	245.78	268.57	267.12	274.52	284.78	289.26
Risk-weighted assets					69,944	71,968	74,609	79,622

Spread	3.07	3.12	3.01	2.94	2.93	2.93	2.94	3.00

Spread loans	1.68	1.71	1.55	1.47	1.40	1.43	1.45	1.46
Spread deposits	1.39	1.41	1.46	1.47	1.53	1.50	1.49	1.54

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Banesto
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,115	1,012	103	10.20

Income from companies accounted for by the equity method	1	15	(14)	(93.88)
Net fees	547	520	28	5.33
Insurance activity	29	21	8	38.08

Commercial revenue	1,692	1,567	125	7.95

Gains (losses) on financial transactions	102	88	14	15.89

Gross operating income	1,794	1,655	139	8.37

Income from non-financial services (net) and other operating income	246	186	60	32.05
General administrative expenses	(797)	(777)	(20)	2.64
Personnel	(591)	(570)	(21)	3.61
Other administrative expenses	(206)	(206)	0	(0.05)
Depreciation and amortisation	(103)	(106)	3	(3.06)

Net operating income	1,140	959	181	18.89

Net loan loss provisions	(151)	(159)	8	(4.86)
Other income	(22)	(40)	17	(43.49)

Income before taxes	967	761	206	27.09

Income from ordinary activity	647	502	145	28.83

Net consolidated income	647	502	145	28.83

Attributable income to the Group	498	402	97	24.01

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	47,851	37,763	10,088	26.71
Trading portfolio (w/o loans)	5,595	2,547	3,048	119.65
Available-for-sale financial assets	8,882	8,160	722	8.85
Due from credit institutions*	18,447	14,357	4,090	28.49
Intangible assets and property and equipment	1,568	1,346	222	16.46
Other assets	5,864	6,183	(319)	(5.16)

Total assets/liabilities & shareholders’ equity	88,208	70,357	17,850	25.37

Customer deposits*	34,865	28,033	6,832	24.37
Marketable debt securities*	17,860	11,519	6,341	55.04
Subordinated debt	1,620	1,697	(77)	(4.53)
Insurance liabilities	1,832	1,193	639	53.59
Due to credit institutions*	20,539	15,582	4,958	31.82
Other liabilities	8,980	10,003	(1,023)	(10.23)
Shareholders’ equity	2,511	2,330	181	7.76

Off-balance-sheet funds	15,054	13,108	1,946	14.84

Mutual funds	12,269	11,399	870	7.63
Pension funds	1,513	1,327	187	14.06
Managed portfolios	1,272	383	889	232.46

Customer funds under management	71,231	55,551	15,680	28.23

Total managed funds	103,262	83,466	19,796	23.72

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.38	16.93	2.45	p.
Efficiency ratio	37.56	40.78	(3.22	p.)
Efficiency ratio with depreciation and amortisation	42.59	46.57	(3.98	p.)
NPL ratio	0.49	0.64	(0.15	p.)
Coverage ratio	371.55	273.16	98.39	p.
Number of employees (direct & indirect)	10,577	11,084	(507)		(4.57)
Number of branches	1,703	1,683	20		1.19

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Banesto
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	248	248	255	261	265	274	284	292

Income from companies accounted for by the equity method	10	0	2	2	0	0	(0)	1
Net fees	125	131	132	131	135	139	135	138
Insurance activity	5	5	4	6	7	8	7	7

Commercial revenue	389	385	394	400	408	421	425	438

Gains (losses) on financial transactions	26	20	17	25	30	26	23	24

Gross operating income	414	405	411	425	438	447	447	462

Income from non-financial services (net) and other operating income	46	53	43	45	63	57	54	72
General administrative expenses	(191)	(193)	(195)	(197)	(197)	(199)	(199)	(202)
Personnel	(141)	(142)	(143)	(144)	(146)	(148)	(147)	(150)
Other administrative expenses	(51)	(51)	(52)	(53)	(52)	(51)	(52)	(52)
Depreciation and amortisation	(24)	(26)	(25)	(31)	(25)	(27)	(27)	(24)

Net operating income	245	239	234	242	279	278	276	307

Net loan loss provisions	(34)	(38)	(41)	(46)	(39)	(35)	(34)	(43)
Other income	(9)	19	(9)	(41)	(6)	2	(9)	(9)

Income before taxes	202	220	184	155	235	245	232	255

Income from ordinary activity	131	150	125	96	159	170	151	168

Net consolidated income	131	150	125	96	159	170	151	168

Attributable income to the Group	105	119	106	71	126	133	126	113

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	32,934	34,832	36,094	37,763	39,042	43,233	44,950	47,851
Trading portfolio (w/o loans)	1,665	1,888	1,594	2,547	4,795	5,415	4,944	5,595
Available-for-sale financial assets	8,535	8,557	8,133	8,160	8,773	9,217	8,809	8,882
Due from credit institutions*	9,796	10,878	11,594	14,357	15,996	13,301	14,070	18,447
Intangible assets and property and equipment	1,342	1,321	1,314	1,346	1,462	1,499	1,542	1,568
Other assets	4,586	4,813	5,131	6,183	7,705	5,238	6,086	5,864

Total assets/liabilities & shareholders' equity	58,858	62,289	63,860	70,357	77,773	77,902	80,403	88,208

Customer deposits*	27,698	29,661	30,000	28,033	28,266	33,996	35,009	34,865
Marketable debt securities*	7,043	7,668	9,319	11,519	14,385	15,162	17,148	17,860
Subordinated debt	1,402	1,403	1,398	1,697	1,570	1,612	1,615	1,620
Insurance liabilities	1,059	1,975	1,251	1,193	1,374	1,363	1,357	1,832
Due to credit institutions*	11,773	12,091	12,308	15,582	18,139	14,750	14,365	20,539
Other liabilities	7,379	7,154	7,254	10,003	11,308	8,495	8,384	8,980
Shareholders' equity	2,503	2,338	2,330	2,330	2,731	2,523	2,524	2,511

Off-balance-sheet funds	12,285	12,631	12,730	13,108	13,308	13,613	14,285	15,054

Mutual funds	10,833	11,151	11,209	11,399	11,524	11,634	11,860	12,269
Pension funds	1,214	1,220	1,221	1,327	1,342	1,371	1,406	1,513
Managed portfolios	238	260	300	383	442	609	1,019	1,272

Customer funds under management	49,488	53,338	54,699	55,551	58,903	65,748	69,415	71,231

Total managed funds	71,143	74,920	76,590	83,466	91,081	91,515	94,688	103,262

(*).- Includes all stock of concept classified in the balance sheet

Other information

NPL ratio	0.69	0.65	0.64	0.64	0.57	0.54	0.49	0.49
NPL coverage	273.18	284.00	283.73	273.16	336.68	349.50	380.09	371.55
Risk-weighted assets					44,254	49,491	49,251	49,715

Spread (Retail Banking)	3.08	3.01	2.92	2.83	2.80	2.79	2.75	2.84

Spread loans	1.73	1.67	1.54	1.47	1.50	1.48	1.46	1.43
Spread deposits	1.35	1.34	1.38	1.36	1.30	1.31	1.29	1.41

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Santander Consumer
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,422	1,070	352	32.95

Income from companies accounted for by the equity method	25	18	7	39.32
Net fees	99	166	(67)	(40.16)
Insurance activity	—	—	—	—

Commercial revenue	1,546	1,253	293	23.36

Gains (losses) on financial transactions	58	21	37	181.15

Gross operating income	1,604	1,274	330	25.92

Income from non-financial services (net) and other operating income	38	24	13	55.63
General administrative expenses	(518)	(449)	(69)	15.39
Personnel	(243)	(214)	(29)	13.38
Other administrative expenses	(275)	(235)	(40)	17.22
Depreciation and amortisation	(50)	(40)	(11)	26.82

Net operating income	1,073	809	264	32.61

Net loan loss provisions	(371)	(315)	(57)	18.07
Other income	(6)	(16)	10	(62.21)

Income before taxes	696	479	217	45.39

Income from ordinary activity	488	333	154	46.32

Net consolidated income	488	333	154	46.32

Attributable income to the Group	487	333	154	46.29

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	29,535	23,553	5,981		25.40
Trading portfolio (w/o loans)	6	2	4		184.44
Available-for-sale financial assets	41	55	(14)		(26.00)
Due from credit institutions*	5,023	4,669	354		7.59
Intangible assets and property and equipment	376	400	(24)		(5.90)
Other assets	1,474	1,049	425		40.51

Total assets/liabilities & shareholders' equity	36,454	29,728	6,727		22.63

Customer deposits*	13,598	11,592	2,006		17.30
Marketable debt securities*	4,869	3,691	1,178		31.92
Subordinated debt	87	116	(29)		(24.72)
Insurance liabilities	—	—	—		—
Due to credit institutions*	15,053	12,554	2,500		19.91
Other liabilities	1,248	1,131	118		10.41
Shareholders' equity	1,600	645	954		147.89

Off-balance-sheet funds	315	243	72		29.82

Mutual funds	273	219	54		24.63
Pension funds	43	24	19		77.03
Managed portfolios	—	—	—		—

Customer funds under management	18,868	15,641	3,227		20.63

Total managed funds	36,770	29,971	6,799		22.69

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data

ROE	46.13	47.64	(1.51	p.)
Efficiency ratio	30.79	34.57	(3.78	p.)
Efficiency ratio with depreciation and amortisation	33.88	37.62	(3.74	p.)
NPL ratio	2.40	2.28	0.12	p.
Coverage ratio	125.20	124.82	0.38	p.
Number of employees (direct & indirect)	5,118	5,245	(127)		(2.42)
Number of branches	267	256	11		4.30

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Santander Consumer
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	230	259	283	299	320	352	367	383

Income from companies accounted for by the equity method	4	4	4	6	5	4	7	8
Net fees	50	56	46	15	27	33	26	14
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	283	319	333	319	352	389	400	406

Gains (losses) on financial transactions	(8)	29	(1)	0	11	8	14	25

Gross operating income	274	348	332	319	363	397	414	431

Income from non-financial services (net) and other operating income	8	6	5	5	10	9	10	9
General administrative expenses	(102)	(111)	(114)	(122)	(116)	(126)	(136)	(141)
Personnel	(48)	(52)	(55)	(59)	(57)	(60)	(63)	(64)
Other administrative expenses	(54)	(59)	(60)	(62)	(59)	(66)	(73)	(77)
Depreciation and amortisation	(8)	(9)	(11)	(12)	(13)	(13)	(13)	(11)

Net operating income	173	234	212	191	245	267	275	287

Net loan loss provisions	(80)	(88)	(70)	(77)	(75)	(91)	(92)	(114)
Other income	(4)	(9)	(4)	0	(7)	1	1	(1)

Income before taxes	89	137	138	114	163	177	184	172

Income from ordinary activity	63	99	97	74	111	125	129	122

Net consolidated income	63	99	97	74	111	125	129	122

Attributable income to the Group	63	100	97	74	111	125	129	122

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	18,208	19,006	21,984	23,553	24,689	26,770	28,046	29,535
Trading portfolio (w/o loans)	2	(6)	4	2	3	2	1	6
Available-for-sale financial assets	296	62	59	55	53	47	48	41
Due from credit institutions*	3,804	4,066	4,896	4,669	5,108	6,341	4,468	5,023
Intangible assets and property and equipment	393	402	399	400	358	360	355	376
Other assets	790	807	1,019	1,049	940	906	1,085	1,474

Total assets/liabilities & shareholders' equity	23,493	24,336	28,360	29,728	31,151	34,425	34,003	36,454

Customer deposits*	10,482	11,075	11,255	11,592	12,350	13,279	13,280	13,598
Marketable debt securities*	4,551	3,066	4,643	3,691	3,887	4,255	4,221	4,869
Subordinated debt	129	116	116	116	156	94	102	87
Insurance liabilities	0	0	0	0	0	0	0	0
Due to credit institutions*	7,098	8,728	11,775	12,554	12,957	14,502	14,122	15,053
Other liabilities	618	776	(127)	1,131	726	1,257	1,217	1,248
Shareholders' equity	615	575	698	645	1,075	1,039	1,062	1,600

Off-balance-sheet funds	213	216	233	243	255	270	298	315

Mutual funds	193	196	213	219	229	244	263	273
Pension funds	20	20	20	24	26	27	35	43
Managed portfolios	0	0	0	0	0	0	0	0

Customer funds under management	15,375	14,473	16,247	15,641	16,648	17,898	17,900	18,868

Total managed funds	23,705	24,552	28,593	29,971	31,406	34,696	34,301	36,770

(*)	.- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.95	1.98	2.17	2.28	2.36	2.18	2.28	2.40
NPL coverage	131.27	134.48	128.24	124.82	127.23	128.63	124.66	125.20
Risk-weighted assets					24,875	26,890	27,795	28,474

Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68	4.55

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Portugal
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	641	605	36	5.96

Income from companies accounted for by the equity method	—	—	—	—
Net fees	303	276	27	9.74
Insurance activity	22	16	6	35.42

Commercial revenue	966	898	69	7.65

Gains (losses) on financial transactions	29	31	(2)	(6.70)

Gross operating income	995	928	67	7.17

Income from non-financial services (net) and other operating income	(5)	(11)	5	(48.75)
General administrative expenses	(433)	(427)	(5)	1.29
Personnel	(278)	(281)	3	(1.01)
Other administrative expenses	(155)	(146)	(8)	5.70
Depreciation and amortisation	(58)	(59)	1	(1.80)

Net operating income	498	431	67	15.63

Net loan loss provisions	(53)	(75)	22	(29.90)
Other income	(19)	(29)	11	(36.85)

Income before taxes	427	327	101	30.78

Income from ordinary activity	347	266	81	30.29

Net consolidated income	347	266	81	30.29

Attributable income to the Group	345	255	91	35.70

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	25,861	22,867	2,995	13.10
Trading portfolio (w/o loans)	826	530	296	55.80
Available-for-sale financial assets	2,482	2,574	(91)	(3.55)
Due from credit institutions*	10,023	13,047	(3,023)	(23.17)
Intangible assets and property and equipment	447	435	12	2.83
Other assets	3,653	3,015	638	21.17

Total assets/liabilities & shareholders' equity	43,293	42,467	826	1.94

Customer deposits*	12,809	12,526	284	2.26
Marketable debt securities*	3,294	3,926	(632)	(16.10)
Subordinated debt	533	307	226	73.59
Insurance liabilities	2,795	2,013	782	38.86
Due to credit institutions*	20,866	18,991	1,875	9.88
Other liabilities	1,520	3,200	(1,681)	(52.51)
Shareholders' equity	1,475	1,504	(28)	(1.89)

Off-balance-sheet funds	7,182	6,130	1,052	17.17

Mutual funds	5,858	5,029	829	16.48
Pension funds	1,011	946	65	6.86
Managed portfolios	312	154	158	102.82

Customer funds under management	26,613	24,902	1,712	6.87

Total managed funds	50,475	48,596	1,878	3.86

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.79	16.55	4.24	p.
Efficiency ratio	43.51	46.04	(2.53	p.)
Efficiency ratio with depreciation and amortisation	49.36	52.42	(3.06	p.)
NPL ratio	0.78	1.06	(0.28	p.)
Coverage ratio	243.19	194.05	49.14	p.
Number of employees (direct & indirect)	6,308	6,478	(170)		(2.62)
Number of branches	693	671	22		3.28

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Portugal
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	143	164	153	146	156	170	153	162

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	65	70	71	71	74	73	83	74
Insurance activity	4	4	3	4	5	7	6	4

Commercial revenue	212	238	227	221	235	250	242	240

Gains (losses) on financial transactions	22	(16)	17	8	18	4	5	2

Gross operating income	234	222	243	229	253	254	247	242

Income from non-financial services (net) and other operating income	(3)	(2)	(3)	(2)	(2)	(2)	(2)	2
General administrative expenses	(107)	(106)	(107)	(108)	(106)	(109)	(108)	(109)
Personnel	(70)	(71)	(71)	(69)	(70)	(71)	(70)	(67)
Other administrative expenses	(37)	(35)	(35)	(39)	(36)	(38)	(38)	(42)
Depreciation and amortisation	(13)	(14)	(15)	(17)	(14)	(14)	(15)	(15)

Net operating income	111	100	119	101	130	128	122	119

Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)	(2)
Other income	(22)	(20)	3	10	1	(4)	2	(18)

Income before taxes	91	61	95	80	129	89	111	100

Income from ordinary activity	80	48	85	53	94	79	95	78

Net consolidated income	80	48	85	53	94	79	95	78

Attributable income to the Group	77	46	81	50	94	79	95	78

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	20,531	21,098	22,045	22,867	23,036	24,037	24,418	25,861
Trading portfolio (w/o loans)	495	840	837	530	566	903	977	826
Available-for-sale financial assets	2,910	2,830	2,692	2,574	2,465	1,907	2,111	2,482
Due from credit institutions*	13,606	16,149	15,252	13,047	10,172	11,346	9,413	10,023
Intangible assets and property and equipment	414	425	428	435	436	440	442	447
Other assets	2,268	2,805	2,762	3,015	2,975	3,161	3,345	3,653

Total assets/liabilities & shareholders' equity	40,223	44,147	44,016	42,467	39,650	41,796	40,705	43,293

Customer deposits*	11,520	12,030	11,415	12,526	11,444	13,097	12,583	12,809
Marketable debt securities*	3,480	4,326	4,035	3,926	3,968	3,193	3,163	3,294
Subordinated debt	350	339	310	307	311	246	245	533
Insurance liabilities	1,596	1,696	1,864	2,013	2,108	2,302	2,437	2,795
Due to credit institutions*	18,981	21,077	21,424	18,991	16,922	19,389	18,338	20,866
Other liabilities	2,743	3,138	3,424	3,200	3,003	1,995	2,356	1,520
Shareholders' equity	1,554	1,540	1,543	1,504	1,894	1,574	1,583	1,475

Off-balance-sheet funds	5,656	5,790	5,956	6,130	6,409	6,541	6,942	7,182

Mutual funds	4,675	4,795	4,905	5,029	5,250	5,371	5,681	5,858
Pension funds	872	860	848	946	986	980	986	1,011
Managed portfolios	110	135	202	154	174	189	276	312

Customer funds under management	22,602	24,181	23,581	24,902	24,240	25,378	25,370	26,613

Total managed funds	45,880	49,937	49,971	48,596	46,059	48,336	47,648	50,475

(*) .- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.30	1.16	0.95	1.06	1.23	1.03	0.87	0.78
NPL coverage	156.49	172.70	204.78	194.05	182.44	216.93	244.38	243.19
Risk-weighted assets					22,156	21,569	22,320	22,960

Spread (Retail Banking)	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

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United Kingdom (Abbey)
Million euros
2005

Income statement

Net interest income	1,891

Income from companies accounted for by the equity method	2
Net fees	958
Insurance activity	589

Commercial revenue	3,440

Gains (losses) on financial transactions	347

Gross operating income	3,787

Income from non-financial services (net) and other operating income	36
General administrative expenses	(2,298)
Personnel	(1,228)
Other administrative expenses	(1,071)
Depreciation and amortisation	(117)

Net operating income	1,408

Net loan loss provisions	(318)
Other income	76

Income before taxes	1,165

Income from ordinary activity	811

Net consolidated income	811

Attributable income to the Group	811

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	171,796	156,790	15,006	9.57
Trading portfolio (w/o loans)	64,968	51,926	13,042	25.12
Available-for-sale financial assets	18	14	4	25.60
Due from credit institutions*	13,070	21,240	(8,170)	(38.47)
Intangible assets and property and equipment	5,197	5,164	33	0.64
Other assets	46,467	39,036	7,430	19.03

Total assets/liabilities & shareholders' equity	301,515	274,171	27,344	9.97

Customer deposits*	110,776	113,353	(2,576)	(2.27)
Marketable debt securities*	62,462	52,333	10,129	19.35
Subordinated debt	11,308	10,622	685	6.45
Insurance liabilities	36,521	36,446	75	0.21
Due to credit institutions*	40,761	27,162	13,599	50.06
Other liabilities	37,379	31,988	5,391	16.85
Shareholders' equity	2,307	2,265	41	1.82

Off-balance-sheet funds	5,999	5,059	941	18.59

Mutual funds	5,999	5,059	941	18.59
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	227,068	217,814	9,254	4.25

Total managed funds	307,514	279,230	28,284	10.13

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	35.66
Efficiency ratio	60.11
Efficiency ratio with depreciation and amortisation	63.18
NPL ratio	0.67	0.70	(0.03)
Coverage ratio	77.72	91.39	(13.67)
Number of employees (direct & indirect)	21,121	25,331	(4,210)	(16.62)
Number of branches	712	730	(18)	(2.47)

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United Kingdom (Abbey)
Million euros

	Q1'04	Q2'04	Q3'04	Q4'04	Q1'05	Q2'05	Q3'05	Q4'05

Income statement

Net interest income					422	467	492	510

Income from companies accounted for by the equity method					1	1	0	1
Net fees					214	221	262	261
Insurance activity					161	129	152	146

Commercial revenue					797	819	906	918

Gains (losses) on financial transactions					71	126	72	77

Gross operating income					868	945	978	995

Income from non-financial services (net) and other operating income					18	(1)	8	12
General administrative expenses					(598)	(575)	(555)	(570)
Personnel					(310)	(298)	(295)	(325)
Other administrative expenses					(289)	(277)	(259)	(245)
Depreciation and amortisation					(29)	(28)	(28)	(33)

Net operating income					260	341	404	404

Net loan loss provisions					(58)	(101)	(86)	(74)
Other income					19	41	4	12

Income before taxes					221	281	322	341

Income from ordinary activity					146	204	215	246

Net consolidated income					146	204	215	246

Attributable income to the Group					146	204	215	246

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*				156,790	160,433	164,251	174,901	171,796
Trading portfolio (w/o loans)				51,926	51,327	56,082	63,534	64,968
Available-for-sale financial assets				14	15	23	22	18
Due from credit institutions*				21,240	29,953	15,252	20,670	13,070
Intangible assets and property and equipment				5,164	5,220	5,217	3,463	5,197
Other assets				39,036	38,936	40,673	41,593	46,467

Total assets/liabilities & shareholders' equity				274,171	285,885	281,498	304,184	301,515

Customer deposits*				113,353	103,285	109,379	112,237	110,776
Marketable debt securities*				52,333	53,156	51,076	51,988	62,462
Subordinated debt				10,622	10,824	12,295	12,026	11,308
Insurance liabilities				36,446	34,197	37,071	36,964	36,521
Due to credit institutions*				27,162	36,150	30,580	52,639	40,761
Other liabilities				31,988	46,190	38,810	36,087	37,379
Shareholders' equity				2,265	2,084	2,286	2,244	2,307

Off-balance-sheet funds				5,059	5,785	5,646	6,378	5,999

Mutual funds				5,059	5,785	5,646	6,378	5,999
Pension funds				—	—	—	—	—
Managed portfolios				—	—	—	—	—

Customer funds under management				217,814	207,247	215,468	219,592	227,068

Total managed funds				279,230	291,670	287,144	310,562	307,514

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.70	0.84	0.80	0.74	0.67
NPL coverage	91.39	71.81	73.73	70.69	77.72
Risk-weighted assets		92,025	92,903	102,634	101,567

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United Kingdom (Abbey)
Million pound sterling

2005

Income statement

Net interest income	1,293

Income from companies accounted for by the equity method	2
Net fees	655
Insurance activity	403

Commercial revenue	2,353

Gains (losses) on financial transactions	237

Gross operating income	2,590

Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,572)
Personnel	(839)
Other administrative expenses	(732)
Depreciation and amortisation	(80)

Net operating income	963

Net loan loss provisions	(218)
Other income	52

Income before taxes	797

Income from ordinary activity	555

Net consolidated income	555

Attributable income to the Group	555

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	117,732	110,545	7,187	6.50
Trading portfolio (w/o loans)	44,522	36,610	7,912	21.61
Available-for-sale financial assets	12	10	2	22.08
Due from credit institutions*	8,957	14,975	(6,019)	(40.19)
Intangible assets and property and equipment	3,562	3,641	(80)	(2.18)
Other assets	31,844	27,523	4,321	15.70

Total assets/liabilities & shareholders' equity	206,628	193,304	13,324	6.89

Customer deposits*	75,915	79,919	(4,004)	(5.01)
Marketable debt securities*	42,806	36,898	5,908	16.01
Subordinated debt	7,749	7,489	260	3.47
Insurance liabilities	25,028	25,697	(668)	(2.60)
Due to credit institutions*	27,934	19,151	8,783	45.86
Other liabilities	25,616	22,553	3,062	13.58
Shareholders' equity	1,581	1,597	(16)	(1.03)

Off-balance-sheet funds	4,111	3,567	545	15.27

Mutual funds	4,111	3,567	545	15.27
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	155,609	153,570	2,040	1.33

Total managed funds	210,739	196,871	13,868	7.04

(*).- Includes all stock of concept classified in the balance sheet

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United Kingdom (Abbey)
Million pound sterling

	Q1'04	Q2'04	Q3'04	Q4'04	Q1'05	Q2'05	Q3'05	Q4'05

Income statement

Net interest income					292	317	336	347

Income from companies accounted for by the equity method					0	1	0	0
Net fees					148	150	179	178
Insurance activity					112	87	104	99

Commercial revenue					553	556	619	625

Gains (losses) on financial transactions					49	86	49	52

Gross operating income					602	642	669	677

Income from non-financial services (net) and other operating income					13	(1)	5	8
General administrative expenses					(415)	(390)	(379)	(388)
Personnel					(215)	(202)	(202)	(221)
Other administrative expenses					(200)	(188)	(177)	(167)
Depreciation and amortisation					(20)	(19)	(19)	(22)

Net operating income					180	232	276	275

Net loan loss provisions					(40)	(69)	(58)	(50)
Other income					13	28	3	8

Income before taxes					153	191	220	232

Income from ordinary activity					101	139	147	167

Net consolidated income					101	139	147	167

Attributable income to the Group					101	139	147	167

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*				110,545	110,458	110,738	119,274	117,732
Trading portfolio (w/o loans)				36,610	35,339	37,810	43,327	44,522
Available-for-sale financial assets				10	10	15	15	12
Due from credit institutions*				14,975	20,622	10,283	14,096	8,957
Intangible assets and property and equipment				3,641	3,594	3,517	2,362	3,562
Other assets				27,523	26,808	27,422	28,364	31,844

Total assets/liabilities & shareholders' equity				193,304	196,832	189,786	207,438	206,628

Customer deposits*				79,919	71,111	73,743	76,540	75,915
Marketable debt securities*				36,898	36,598	34,435	35,453	42,806
Subordinated debt				7,489	7,452	8,290	8,201	7,749
Insurance liabilities				25,697	23,545	24,994	25,208	25,028
Due to credit institutions*				19,151	24,889	20,617	35,897	27,934
Other liabilities				22,553	31,802	26,166	24,609	25,616
Shareholders' equity				1,597	1,435	1,541	1,530	1,581

Off-balance-sheet funds				3,567	3,983	3,807	4,349	4,111

Mutual funds				3,567	3,983	3,807	4,349	4,111
Pension funds				—	—	—	—	—
Managed portfolios				—	—	—	—	—

Customer funds under management				153,570	142,689	145,268	149,751	155,609

Total managed funds				196,871	200,815	193,592	211,788	210,739

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,946	3,328	619	18.59

Income from companies accounted for by the equity method	7	4	2	51.94
Net fees	2,043	1,639	404	24.68
Insurance activity	109	78	31	40.27

Commercial revenue	6,106	5,049	1,057	20.93

Gains (losses) on financial transactions	755	458	296	64.70

Gross operating income	6,860	5,507	1,353	24.57

Income from non-financial services (net) and other operating income	(91)	(49)	(42)	86.58
General administrative expenses	(3,314)	(2,797)	(517)	18.50
Personnel	(1,770)	(1,541)	(229)	14.83
Other administrative expenses	(1,545)	(1,256)	(289)	23.00
Depreciation and amortisation	(330)	(287)	(44)	15.19

Net operating income	3,125	2,375	750	31.58

Net loan loss provisions	(299)	(324)	25	(7.75)
Other income	(356)	(185)	(171)	92.45

Income before taxes	2,470	1,866	604	32.36

Income from ordinary activity	2,006	1,650	356	21.59

Net consolidated income	2,006	1,661	345	20.74

Attributable income to the Group	1,776	1,470	305	20.77

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	50,762	34,593	16,169	46.74
Trading portfolio (w/o loans)	25,163	14,463	10,700	73.98
Available-for-sale financial assets	15,607	13,924	1,683	12.09
Due from credit institutions*	22,158	21,245	913	4.30
Intangible assets and property and equipment	1,382	1,163	218	18.77
Other assets	17,132	10,078	7,054	69.99

Total assets/liabilities & shareholders' equity	132,203	95,466	36,737	38.48

Customer deposits*	65,087	45,718	19,369	42.37
Marketable debt securities*	5,631	5,201	430	8.27
Subordinated debt	1,130	709	421	59.30
Insurance liabilities	1,737	1,054	683	64.79
Due to credit institutions*	38,314	27,975	10,339	36.96
Other liabilities	12,442	9,025	3,417	37.86
Shareholders' equity	7,862	5,783	2,079	35.96

Off-balance-sheet funds	49,705	33,889	15,817	46.67

Mutual funds	22,497	15,259	7,237	47.43
Pension funds	18,695	13,357	5,338	39.97
Managed portfolios	8,514	5,272	3,242	61.48

Customer funds under management	123,291	86,572	36,719	42.41

Total managed funds	181,909	129,355	52,554	40.63

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.15	24.05	(0.90	p.)
Efficiency ratio	47.37	49.73	(2.36	p.)
Efficiency ratio with depreciation and amortisation	52.18	54.93	(2.75	p.)
NPL ratio	1.91	2.94	(1.03	p.)
Coverage ratio	183.36	155.00	28.36	p.
Number of employees (direct & indirect)	62,746	60,503	2,243		3.71
Number of branches	4,100	4,011	89		2.22

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Latin America
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	804	823	842	858	841	905	1,024	1,177

Income from companies accounted for by the equity method	1	0	2	1	1	2	2	2
Net fees	383	411	419	426	429	480	549	585
Insurance activity	16	21	19	22	22	25	32	30

Commercial revenue	1,204	1,256	1,283	1,307	1,293	1,412	1,607	1,793

Gains (losses) on financial transactions	185	79	98	96	193	268	177	116

Gross operating income	1,389	1,335	1,381	1,402	1,487	1,680	1,784	1,909

Income from non-financial services (net) and other operating income	(15)	(7)	(16)	(11)	(20)	(21)	(29)	(21)
General administrative expenses	(686)	(683)	(695)	(733)	(722)	(796)	(855)	(940)
Personnel	(371)	(377)	(380)	(414)	(394)	(429)	(457)	(490)
Other administrative expenses	(315)	(306)	(315)	(319)	(328)	(367)	(399)	(450)
Depreciation and amortisation	(69)	(73)	(73)	(71)	(73)	(75)	(86)	(96)

Net operating income	619	571	597	587	672	788	814	852

Net loan loss provisions	(82)	(96)	(95)	(51)	(58)	(41)	(77)	(122)
Other income	(14)	10	(6)	(176)	(34)	(48)	(92)	(183)

Income before taxes	523	486	496	361	580	699	644	546

Income from ordinary activity	436	431	423	359	476	538	510	481

Net consolidated income	439	432	426	365	476	538	510	481

Attributable income to the Group	388	390	376	317	422	478	452	424

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	30,949	32,450	34,304	34,593	37,242	43,058	47,247	50,762
Trading portfolio (w/o loans)	11,770	12,324	14,312	14,463	16,765	19,595	22,310	25,163
Available-for-sale financial assets	13,640	13,906	13,634	13,924	13,941	15,130	16,178	15,607
Due from credit institutions*	20,303	20,647	21,352	21,245	19,176	21,953	26,415	22,158
Intangible assets and property and equipment	1,168	1,141	1,158	1,163	1,159	1,321	1,363	1,382
Other assets	9,170	8,837	9,249	10,078	11,133	13,139	14,136	17,132

Total assets/liabilities & shareholders' equity	86,999	89,305	94,010	95,466	99,415	114,197	127,650	132,203

Customer deposits*	45,286	44,372	43,550	45,718	49,977	59,429	62,637	65,087
Marketable debt securities*	5,390	4,769	6,251	5,201	5,114	3,795	4,764	5,631
Subordinated debt	517	517	532	709	775	840	1,268	1,130
Insurance liabilities	822	846	975	1,054	1,158	1,412	1,594	1,737
Due to credit institutions*	20,208	24,539	27,194	27,975	25,889	28,841	35,584	38,314
Other liabilities	8,128	8,252	9,341	9,025	9,120	12,035	13,751	12,442
Shareholders' equity	6,648	6,009	6,166	5,783	7,382	7,844	8,052	7,862

Off-balance-sheet funds	32,853	32,588	34,498	33,889	36,713	42,062	48,491	49,705

Mutual funds	14,603	14,431	15,556	15,259	16,765	20,237	21,878	22,497
Pension funds	12,945	12,726	13,369	13,357	14,294	16,205	18,096	18,695
Managed portfolios	5,306	5,431	5,572	5,272	5,654	5,620	8,517	8,514

Customer funds under management	84,868	83,091	85,806	86,572	93,737	107,539	118,754	123,291

Total managed funds	119,852	121,892	128,507	129,355	136,128	156,259	176,141	181,909

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.20	3.20	2.99	2.94	2.73	2.17	1.95	1.91
NPL coverage	140.36	143.89	150.02	155.00	160.16	180.81	183.16	183.36
Risk-weighted assets					42,977	51,521	52,076	57,498

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Latin America
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,907	4,130	777	18.82

Income from companies accounted for by the equity method	9	6	3	52.25
Net fees	2,541	2,034	507	24.93
Insurance activity	136	97	39	40.55

Commercial revenue	7,593	6,266	1,327	21.17

Gains (losses) on financial transactions	938	569	370	65.03

Gross operating income	8,531	6,835	1,696	24.82

Income from non-financial services (net) and other operating income	(113)	(60)	(53)	86.96
General administrative expenses	(4,121)	(3,471)	(650)	18.73
Personnel	(2,201)	(1,913)	(288)	15.06
Other administrative expenses	(1,921)	(1,558)	(362)	23.25
Depreciation and amortisation	(411)	(356)	(55)	15.43

Net operating income	3,886	2,948	939	31.84

Net loan loss provisions	(371)	(402)	30	(7.56)
Other income	(443)	(230)	(213)	92.83

Income before taxes	3,071	2,316	756	32.62

Income from ordinary activity	2,494	2,047	447	21.84

Net consolidated income	2,494	2,062	433	20.98

Attributable income to the Group	2,208	1,824	383	21.02

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	59,884	47,119	12,765	27.09
Trading portfolio (w/o loans)	29,684	19,700	9,984	50.68
Available-for-sale financial assets	18,411	18,965	(554)	(2.92)
Due from credit institutions*	26,139	28,937	(2,798)	(9.67)
Intangible assets and property and equipment	1,630	1,585	45	2.87
Other assets	20,211	13,728	6,483	47.23

Total assets/liabilities & shareholders' equity	155,960	130,034	25,926	19.94

Customer deposits*	76,783	62,273	14,510	23.30
Marketable debt securities*	6,643	7,085	(441)	(6.23)
Subordinated debt	1,333	966	367	37.97
Insurance liabilities	2,049	1,436	614	42.72
Due to credit institutions*	45,199	38,105	7,094	18.62
Other liabilities	14,677	12,293	2,384	19.40
Shareholders' equity	9,275	7,876	1,398	17.75

Off-balance-sheet funds	58,637	46,160	12,478	27.03

Mutual funds	26,539	20,785	5,754	27.69
Pension funds	22,054	18,193	3,861	21.22
Managed portfolios	10,044	7,182	2,862	39.86

Customer funds under management	145,446	117,919	27,527	23.34

Total managed funds	214,598	176,194	38,404	21.80

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million dollars

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	1,004	992	1,029	1,105	1,102	1,141	1,252	1,413

Income from companies accounted for by the equity method	2	0	2	1	2	3	2	2
Net fees	478	496	513	548	563	605	672	701
Insurance activity	20	25	23	28	29	32	40	35

Commercial revenue	1,504	1,513	1,567	1,682	1,696	1,781	1,965	2,151

Gains (losses) on financial transactions	231	93	120	124	254	339	213	133

Gross operating income	1,735	1,606	1,687	1,807	1,950	2,120	2,179	2,283

Income from non-financial services (net) and other operating income	(18)	(8)	(20)	(14)	(26)	(27)	(36)	(25)
General administrative expenses	(857)	(822)	(849)	(943)	(947)	(1,004)	(1,044)	(1,126)
Personnel	(463)	(454)	(464)	(532)	(517)	(541)	(557)	(586)
Other administrative expenses	(393)	(369)	(385)	(411)	(430)	(463)	(487)	(540)
Depreciation and amortisation	(87)	(89)	(89)	(92)	(96)	(95)	(106)	(115)

Net operating income	774	687	730	758	881	994	993	1,018

Net loan loss provisions	(102)	(116)	(116)	(68)	(76)	(51)	(95)	(149)
Other income	(18)	13	(7)	(218)	(44)	(61)	(114)	(224)

Income before taxes	654	584	606	472	761	883	783	645

Income from ordinary activity	545	518	517	467	625	679	620	571

Net consolidated income	548	520	520	475	625	679	620	571

Attributable income to the Group	484	469	459	412	553	603	549	503

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	37,832	39,442	42,568	47,119	48,280	52,066	56,895	59,884
Trading portfolio (w/o loans)	14,387	14,979	17,760	19,700	21,734	23,695	26,866	29,684
Available-for-sale financial assets	16,674	16,903	16,919	18,965	18,073	18,295	19,481	18,411
Due from credit institutions*	24,818	25,097	26,495	28,937	24,860	26,546	31,809	26,139
Intangible assets and property and equipment	1,428	1,386	1,437	1,585	1,502	1,597	1,642	1,630
Other assets	11,209	10,742	11,477	13,728	14,433	15,888	17,023	20,211

Total assets/liabilities & shareholders’ equity	106,348	108,550	116,656	130,034	128,882	138,086	153,716	155,960

Customer deposits*	55,357	53,934	54,041	62,273	64,790	71,862	75,427	76,783
Marketable debt securities*	6,588	5,797	7,757	7,085	6,630	4,589	5,736	6,643
Subordinated debt	632	628	661	966	1,005	1,016	1,527	1,333
Insurance liabilities	1,005	1,028	1,209	1,436	1,501	1,708	1,920	2,049
Due to credit institutions*	24,703	29,828	33,745	38,105	33,563	34,874	42,850	45,199
Other liabilities	9,936	10,031	11,592	12,293	11,824	14,553	16,560	14,677
Shareholders’ equity	8,126	7,304	7,651	7,876	9,570	9,485	9,696	9,275

Off-balance-sheet funds	40,160	39,610	42,808	46,160	47,595	50,862	58,393	58,637

Mutual funds	17,850	17,541	19,304	20,785	21,734	24,471	26,346	26,539
Pension funds	15,823	15,468	16,590	18,193	18,531	19,595	21,791	22,054
Managed portfolios	6,486	6,601	6,914	7,182	7,330	6,796	10,256	10,044

Customer funds under management	103,743	100,998	106,477	117,919	121,521	130,036	143,003	145,446

Total managed funds	146,508	148,160	159,465	176,194	176,477	188,948	212,109	214,598

(*) .- Includes all stock of concept classified in the balance sheet

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Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable income to the Group

	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	2,697	32.91	1,226	42.62	591	3.89
Mexico	1,572	22.34	656	24.12	376	16.02
Chile	1,101	22.14	596	29.92	338	45.19
Puerto Rico	266	2.86	92	10.60	49	2.50
Venezuela	409	8.44	186	3.11	133	38.39
Colombia	116	24.15	44	33.99	40	81.83
Argentina	384	31.80	157	63.21	78	188.04
Rest	316	16.30	168	23.98	171	12.57

Total	6,860	24.57	3,125	31.58	1,776	20.77

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Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable income to the Group

	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	3,354	33.17	1,524	42.90	734	4.10
Mexico	1,955	22.59	816	24.37	468	16.25
Chile	1,369	22.38	742	30.18	420	45.48
Puerto Rico	330	3.07	115	10.83	60	2.71
Venezuela	508	8.66	231	3.32	165	38.67
Colombia	144	24.40	55	34.26	50	82.19
Argentina	477	32.07	196	63.54	97	188.62
Rest	393	16.54	208	24.23	213	12.80

Total	8,531	24.82	3,886	31.84	2,208	21.02

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Brazil
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,381	1,154	227	19.70

Income from companies accounted for by the equity method	1	1	1	80.54
Net fees	717	501	216	43.15
Insurance activity	43	30	13	45.03

Commercial revenue	2,142	1,685	457	27.14

Gains (losses) on financial transactions	555	345	210	61.09

Gross operating income	2,697	2,029	668	32.91

Income from non-financial services (net) and other operating income	1	1	(1)	(50.11)
General administrative expenses	(1,314)	(1,058)	(257)	24.25
Personnel	(703)	(593)	(110)	18.59
Other administrative expenses	(611)	(465)	(146)	31.47
Depreciation and amortisation	(158)	(114)	(44)	39.05

Net operating income	1,226	859	366	42.62

Net loan loss provisions	(165)	(193)	28	(14.42)
Other income	(198)	(15)	(184)	—

Income before taxes	862	652	211	32.31

Income from ordinary activity	603	582	21	3.62

Net consolidated income	603	582	21	3.62

Attributable income to the Group	591	569	22	3.89

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	10,667	5,698	4,970	87.22
Trading portfolio (w/o loans)	5,048	1,774	3,274	184.54
Available-for-sale financial assets	5,942	5,417	525	9.70
Due from credit institutions*	6,932	5,779	1,154	19.96
Intangible assets and property and equipment	364	360	4	1.15
Other assets	8,560	4,000	4,560	114.00

Total assets/liabilities & shareholders' equity	37,513	23,027	14,486	62.91

Customer deposits*	11,041	6,615	4,427	66.93
Marketable debt securities*	688	476	213	44.67
Subordinated debt	420	—	420	—
Insurance liabilities	1,124	631	493	78.06
Due to credit institutions*	16,036	8,796	7,240	82.30
Other liabilities	6,062	4,706	1,356	28.81
Shareholders’ equity	2,142	1,802	339	18.82

Off-balance-sheet funds	11,728	7,355	4,373	59.45

Mutual funds	11,151	6,973	4,177	59.90
Pension funds	—	—	—	—
Managed portfolios	577	382	195	51.17

Customer funds under management	25,001	15,077	9,924	65.82

Total managed funds	49,241	30,382	18,859	62.07

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.07	31.03	(7.96	p.)
Efficiency ratio	46.62	50.10	(3.48	p.)
Efficiency ratio with depreciation and amortisation	52.48	55.69	(3.21	p.)
NPL ratio	2.88	2.85	0.03	p.
Coverage ratio	138.52	188.17	(49.65	p.)
Number of employees (direct & indirect)	20,600	21,245	(645)		(3.04)
Number of branches	1,897	1,888	9		0.48

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Brazil
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	306	291	287	269	284	292	359	445

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	1
Net fees	118	116	132	135	139	164	199	214
Insurance activity	4	7	8	11	10	5	13	15

Commercial revenue	429	413	428	415	433	462	571	676

Gains (losses) on financial transactions	87	92	62	102	95	230	121	109

Gross operating income	516	506	490	517	528	691	693	785

Income from non-financial services (net) and other operating income	1	2	(1)	0	2	(1)	(2)	2
General administrative expenses	(256)	(251)	(253)	(298)	(283)	(314)	(340)	(376)
Personnel	(138)	(137)	(141)	(177)	(156)	(164)	(185)	(197)
Other administrative expenses	(118)	(113)	(112)	(121)	(127)	(150)	(155)	(179)
Depreciation and amortisation	(25)	(26)	(28)	(34)	(35)	(34)	(42)	(46)

Net operating income	236	230	208	185	211	342	308	364

Net loan loss provisions	(48)	(35)	(56)	(55)	(33)	(21)	(39)	(72)
Other income	1	1	18	(34)	16	(23)	(41)	(150)

Income before taxes	190	197	169	95	194	299	228	142

Income from ordinary activity	141	161	135	145	138	186	154	125

Net consolidated income	141	161	135	145	138	186	154	125

Attributable income to the Group	137	158	132	142	135	182	151	123

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	4,645	4,855	5,552	5,698	6,273	8,356	9,559	10,667
Trading portfolio (w/o loans)	1,246	1,048	1,267	1,774	3,206	3,184	3,335	5,048
Available-for-sale financial assets	5,654	4,925	5,175	5,417	5,275	5,752	5,971	5,942
Due from credit institutions*	5,718	6,073	6,593	5,779	5,572	7,203	10,691	6,932
Intangible assets and property and equipment	329	307	324	360	354	433	462	364
Other assets	3,667	3,532	3,858	4,000	4,463	5,141	5,983	8,560

Total assets/liabilities & shareholders' equity	21,258	20,740	22,769	23,027	25,143	30,070	36,002	37,513

Customer deposits*	5,269	5,074	5,848	6,615	7,155	9,427	10,441	11,041
Marketable debt securities*	742	676	667	476	499	550	438	688
Subordinated debt	—	—	—	—	—	—	408	420
Insurance liabilities	403	421	546	631	684	884	1,010	1,124
Due to credit institutions*	8,308	8,700	8,880	8,796	9,827	10,120	14,052	16,036
Other liabilities	4,449	4,183	4,970	4,706	4,622	6,274	7,015	6,062
Shareholders' equity	2,087	1,685	1,859	1,802	2,356	2,815	2,637	2,142

Off-balance-sheet funds	6,991	6,811	7,399	7,355	8,083	10,411	11,381	11,728

Mutual funds	6,652	6,474	7,022	6,973	7,681	9,912	10,815	11,151
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	339	338	378	382	403	499	565	577

Customer funds under management	13,405	12,983	14,460	15,077	16,421	21,272	23,678	25,001

Total managed funds	28,249	27,552	30,169	30,382	33,226	40,481	47,382	49,241

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.67	2.38	2.08	2.85	2.70	2.89	2.92	2.88
NPL coverage	213.06	222.68	237.13	188.17	188.11	164.62	147.80	138.52
Risk-weighted assets					10,025	14,186	13,606	14,979

Spread (Retail Banking)	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

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Brazil
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,717	1,432	285	19.94

Income from companies accounted for by the equity method	2	1	1	80.90
Net fees	891	621	270	43.43
Insurance activity	53	37	17	45.32

Commercial revenue	2,664	2,091	573	27.40

Gains (losses) on financial transactions	690	428	263	61.41

Gross operating income	3,354	2,518	835	33.17

Income from non-financial services (net) and other operating income	1	2	(1)	(50.01)
General administrative expenses	(1,634)	(1,313)	(322)	24.50
Personnel	(874)	(735)	(138)	18.83
Other administrative expenses	(760)	(577)	(183)	31.73
Depreciation and amortisation	(196)	(141)	(55)	39.32

Net operating income	1,524	1,066	458	42.90

Net loan loss provisions	(205)	(240)	34	(14.25)
Other income	(246)	(18)	(228)	—

Income before taxes	1,072	809	263	32.57

Income from ordinary activity	749	722	28	3.83

Net consolidated income	749	722	28	3.83

Attributable income to the Group	734	706	29	4.10

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	12,584	7,761	4,823	62.15
Trading portfolio (w/o loans)	5,955	2,416	3,538	146.44
Available-for-sale financial assets	7,010	7,378	(368)	(4.99)
Due from credit institutions*	8,178	7,871	307	3.90
Intangible assets and property and equipment	430	490	(61)	(12.40)
Other assets	10,099	5,448	4,650	85.35

Total assets/liabilities & shareholders' equity	44,255	31,365	12,890	41.10

Customer deposits*	13,026	9,010	4,016	44.57
Marketable debt securities*	812	648	164	25.29
Subordinated debt	495	—	495	—
Insurance liabilities	1,326	860	466	54.22
Due to credit institutions*	18,918	11,982	6,936	57.89
Other liabilities	7,152	6,410	741	11.56
Shareholders' equity	2,527	2,455	71	2.91

Off-balance-sheet funds	13,835	10,019	3,817	38.10

Mutual funds	13,154	9,498	3,656	38.49
Pension funds	—	—	—	—
Managed portfolios	681	520	161	30.93

Customer funds under management	29,494	20,536	8,958	43.62

Total managed funds	58,090	41,384	16,706	40.37

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	383	350	351	349	373	368	440	537

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	1
Net fees	148	139	161	173	183	207	244	258
Insurance activity	5	8	10	14	13	6	16	18

Commercial revenue	535	497	522	536	568	582	700	813

Gains (losses) on financial transactions	109	111	76	131	124	292	146	128

Gross operating income	645	608	599	667	692	874	846	941

Income from non-financial services (net) and other operating income	1	2	(2)	0	2	(1)	(2)	2
General administrative expenses	(320)	(302)	(309)	(383)	(371)	(396)	(416)	(451)
Personnel	(172)	(165)	(172)	(226)	(205)	(206)	(226)	(236)
Other administrative expenses	(148)	(136)	(137)	(156)	(167)	(190)	(189)	(215)
Depreciation and amortisation	(31)	(32)	(34)	(44)	(47)	(43)	(52)	(55)

Net operating income	295	277	254	240	276	434	376	437

Net loan loss provisions	(59)	(41)	(68)	(70)	(43)	(26)	(48)	(88)
Other income	1	2	22	(42)	21	(29)	(52)	(186)

Income before taxes	237	237	207	128	254	379	276	164

Income from ordinary activity	176	194	165	187	180	236	187	147

Net consolidated income	176	194	165	187	180	236	187	147

Attributable income to the Group	171	190	162	183	177	231	183	144

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	5,678	5,902	6,889	7,761	8,132	10,104	11,511	12,584
Trading portfolio (w/o loans)	1,523	1,274	1,572	2,416	4,156	3,851	4,016	5,955
Available-for-sale financial assets	6,911	5,986	6,422	7,378	6,839	6,956	7,191	7,010
Due from credit institutions*	6,990	7,382	8,181	7,871	7,224	8,710	12,874	8,178
Intangible assets and property and equipment	403	374	403	490	459	524	557	430
Other assets	4,482	4,293	4,788	5,448	5,785	6,217	7,205	10,099

Total assets/liabilities & shareholders' equity	25,986	25,209	28,254	31,365	32,595	36,361	43,353	44,255

Customer deposits*	6,441	6,168	7,256	9,010	9,276	11,399	12,573	13,026
Marketable debt securities*	907	822	827	648	647	666	527	812
Subordinated debt	—	—	—	—	—	—	491	495
Insurance liabilities	493	512	678	860	887	1,069	1,217	1,326
Due to credit institutions*	10,155	10,575	11,019	11,982	12,739	12,237	16,922	18,918
Other liabilities	5,439	5,085	6,167	6,410	5,992	7,586	8,448	7,152
Shareholders' equity	2,552	2,048	2,307	2,455	3,054	3,404	3,175	2,527

Off-balance-sheet funds	8,545	8,279	9,182	10,019	10,479	12,589	13,704	13,835

Mutual funds	8,131	7,869	8,713	9,498	9,957	11,986	13,024	13,154
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	414	411	469	520	522	603	681	681

Customer funds under management	16,386	15,781	17,943	20,536	21,289	25,722	28,513	29,494

Total managed funds	34,531	33,489	37,436	41,384	43,074	48,949	57,058	58,090

(*) .- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,152	4,191	(39)	(0.92)

Income from companies accounted for by the equity method	4	3	1	49.44
Net fees	2,155	1,819	336	18.49
Insurance activity	129	107	22	20.05

Commercial revenue	6,441	6,120	321	5.24

Gains (losses) on financial transactions	1,669	1,252	417	33.34

Gross operating income	8,110	7,372	738	10.01

Income from non-financial services (net) and other operating income	2	5	(3)	(58.71)
General administrative expenses	(3,952)	(3,842)	(109)	2.85
Personnel	(2,113)	(2,153)	40	(1.84)
Other administrative expenses	(1,839)	(1,690)	(149)	8.82
Depreciation and amortisation	(475)	(412)	(62)	15.10

Net operating income	3,685	3,122	564	18.05

Net loan loss provisions	(497)	(701)	205	(29.16)
Other income	(595)	(53)	(543)	—

Income before taxes	2,593	2,368	225	9.52

Income from ordinary activity	1,812	2,113	(301)	(14.23)

Net consolidated income	1,812	2,113	(301)	(14.23)

Attributable income to the Group	1,776	2,065	(289)	(14.01)

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	29,278	20,613	8,665	42.03
Trading portfolio (w/o loans)	13,853	6,418	7,436	115.87
Available-for-sale financial assets	16,308	19,596	(3,288)	(16.78)
Due from credit institutions*	19,026	20,906	(1,880)	(8.99)
Intangible assets and property and equipment	999	1,302	(303)	(23.27)
Other assets	23,494	14,471	9,023	62.35

Total assets/liabilities & shareholders' equity	102,958	83,305	19,653	23.59

Customer deposits*	30,304	23,930	6,374	26.64
Marketable debt securities*	1,889	1,722	168	9.75
Subordinated debt	1,152	—	1,152	—
Insurance liabilities	3,084	2,283	801	35.09
Due to credit institutions*	44,012	31,823	12,189	38.30
Other liabilities	16,638	17,026	(388)	(2.28)
Shareholders' equity	5,878	6,521	(643)	(9.86)

Off-balance-sheet funds	32,188	26,610	5,578	20.96

Mutual funds	30,603	25,228	5,376	21.31
Pension funds	—	—	—	—
Managed portfolios	1,585	1,382	203	14.68

Customer funds under management	68,618	54,545	14,073	25.80

Total managed funds	135,146	109,915	25,231	22.96

(*) .- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,109	1,066	1,045	972	993	905	1,029	1,225

Income from companies accounted for by the equity method	0	0	1	1	0	2	1	2
Net fees	428	425	480	486	487	512	573	583
Insurance activity	15	24	29	39	33	15	38	42

Commercial revenue	1,551	1,515	1,555	1,498	1,513	1,434	1,642	1,852

Gains (losses) on financial transactions	317	338	227	370	331	737	327	274

Gross operating income	1,868	1,853	1,782	1,869	1,844	2,171	1,969	2,126

Income from non-financial services (net) and other operating income	3	7	(5)	0	6	(2)	(6)	5
General administrative expenses	(926)	(918)	(920)	(1,078)	(989)	(978)	(967)	(1,017)
Personnel	(498)	(503)	(512)	(640)	(546)	(508)	(528)	(532)
Other administrative expenses	(427)	(415)	(408)	(439)	(444)	(470)	(440)	(485)
Depreciation and amortisation	(90)	(97)	(102)	(124)	(124)	(106)	(121)	(124)

Net operating income	855	844	756	667	736	1,085	875	989

Net loan loss provisions	(172)	(127)	(204)	(199)	(115)	(63)	(114)	(205)
Other income	3	5	64	(125)	56	(78)	(129)	(445)

Income before taxes	687	722	616	343	677	945	632	339

Income from ordinary activity	510	590	491	522	481	586	428	317

Net consolidated income	510	590	491	522	481	586	428	317

Attributable income to the Group	496	578	481	511	471	574	420	311

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	16,522	18,377	19,623	20,613	21,761	23,690	25,550	29,278
Trading portfolio (w/o loans)	4,432	3,967	4,477	6,418	11,122	9,028	8,914	13,853
Available-for-sale financial assets	20,111	18,641	18,294	19,596	18,301	16,308	15,960	16,308
Due from credit institutions*	20,340	22,987	23,304	20,906	19,330	20,421	28,573	19,026
Intangible assets and property and equipment	1,172	1,163	1,147	1,302	1,228	1,227	1,236	999
Other assets	13,042	13,367	13,638	14,471	15,481	14,576	15,991	23,494

Total assets/liabilities & shareholders' equity	75,620	78,502	80,483	83,305	87,224	85,251	96,223	102,958

Customer deposits*	18,742	19,207	20,670	23,930	24,822	26,726	27,907	30,304
Marketable debt securities*	2,639	2,559	2,356	1,722	1,732	1,560	1,170	1,889
Subordinated debt	—	—	—	—	—	—	1,090	1,152
Insurance liabilities	1,435	1,593	1,930	2,283	2,372	2,506	2,701	3,084
Due to credit institutions*	29,552	32,931	31,388	31,823	34,090	28,691	37,558	44,012
Other liabilities	15,826	15,834	17,568	17,026	16,035	17,786	18,750	16,638
Shareholders' equity	7,425	6,378	6,571	6,521	8,173	7,982	7,048	5,878

Off-balance-sheet funds	24,867	25,782	26,154	26,610	28,042	29,515	30,417	32,188

Mutual funds	23,662	24,503	24,819	25,228	26,646	28,101	28,907	30,603
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,204	1,279	1,335	1,382	1,397	1,414	1,511	1,585

Customer funds under management	47,683	49,141	51,111	54,545	56,969	60,307	63,284	68,618

Total managed funds	100,486	104,284	106,637	109,915	115,266	114,766	126,640	135,146

(*) .- Includes all stock of concept classified in the balance sheet

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Mexico
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,027	884	143	16.12

Income from companies accounted for by the equity method	0	—	0	—
Net fees	466	419	47	11.18
Insurance activity	17	10	7	64.62

Commercial revenue	1,509	1,313	196	14.92

Gains (losses) on financial transactions	63	(28)	91	—

Gross operating income	1,572	1,285	287	22.34

Income from non-financial services (net) and other operating income	(63)	(46)	(18)	38.68
General administrative expenses	(787)	(659)	(129)	19.55
Personnel	(376)	(336)	(40)	11.84
Other administrative expenses	(412)	(323)	(89)	27.57
Depreciation and amortisation	(65)	(52)	(13)	25.37

Net operating income	656	529	128	24.12

Net loan loss provisions	(49)	(18)	(31)	179.45
Other income	(55)	(12)	(43)	374.20

Income before taxes	552	500	53	10.55

Income from ordinary activity	516	449	67	14.85

Net consolidated income	516	449	67	14.85

Attributable income to the Group	376	324	52	16.02

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	13,238	9,801	3,436	35.06
Trading portfolio (w/o loans)	18,089	10,603	7,486	70.60
Available-for-sale financial assets	4,750	3,656	1,093	29.90
Due from credit institutions*	7,442	9,576	(2,133)	(22.28)
Intangible assets and property and equipment	338	275	63	22.97
Other assets	4,168	2,664	1,504	56.45

Total assets/liabilities & shareholders' equity	48,025	36,576	11,449	31.30

Customer deposits*	23,310	16,569	6,741	40.68
Marketable debt securities*	2,657	2,081	577	27.73
Subordinated debt	64	18	46	248.79
Insurance liabilities	67	42	25	59.25
Due to credit institutions*	16,585	14,427	2,159	14.96
Other liabilities	3,270	2,074	1,196	57.64
Shareholders' equity	2,071	1,364	706	51.77

Off-balance-sheet funds	10,088	6,663	3,426	51.42

Mutual funds	6,708	4,072	2,636	64.74
Pension funds	3,381	2,591	790	30.48
Managed portfolios	—	—	—	—

Customer funds under management	36,187	25,373	10,814	42.62

Total managed funds	58,113	43,238	14,875	34.40

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.42	22.56	(2.14	p.)
Efficiency ratio	49.91	51.12	(1.21	p.)
Efficiency ratio with depreciation and amortisation	54.06	55.18	(1.12	p.)
NPL ratio	0.89	1.28	(0.39	p.)
Coverage ratio	273.43	213.46	59.97	p.
Number of employees (direct & indirect)	14,618	12,565	2,053		16.34
Number of branches	1,005	1,020	(15)		(1.47)

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Mexico
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	200	210	232	243	243	235	261	288

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—	—
Net fees	94	114	106	106	104	119	118	126
Insurance activity	3	2	4	1	2	7	5	3

Commercial revenue	297	325	341	351	349	361	383	417

Gains (losses) on financial transactions	50	(50)	3	(32)	12	8	33	11

Gross operating income	347	275	344	319	361	368	416	427

Income from non-financial services (net) and other operating income	(11)	(10)	(13)	(12)	(15)	(16)	(19)	(13)
General administrative expenses	(167)	(152)	(163)	(177)	(171)	(191)	(199)	(225)
Personnel	(83)	(83)	(85)	(85)	(87)	(95)	(95)	(98)
Other administrative expenses	(83)	(69)	(78)	(92)	(84)	(96)	(105)	(127)
Depreciation and amortisation	(13)	(15)	(15)	(9)	(14)	(15)	(16)	(21)

Net operating income	157	98	154	120	161	145	182	168

Net loan loss provisions	(13)	(10)	(13)	19	(13)	(12)	(9)	(15)
Other income	4	2	(8)	(10)	(10)	1	(28)	(18)

Income before taxes	147	90	133	129	138	134	145	135

Income from ordinary activity	137	84	122	106	135	126	127	128

Net consolidated income	137	84	122	106	135	126	127	128

Attributable income to the Group	101	60	88	76	100	90	93	94

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	9,449	9,400	9,797	9,801	10,710	12,235	12,750	13,238
Trading portfolio (w/o loans)	8,408	9,507	11,069	10,603	11,744	14,015	16,773	18,089
Available-for-sale financial assets	3,146	3,576	3,670	3,656	4,341	4,831	5,555	4,750
Due from credit institutions*	7,527	8,599	8,197	9,576	6,528	7,697	7,882	7,442
Intangible assets and property and equipment	309	299	297	275	284	311	318	338
Other assets	2,095	2,517	2,388	2,664	3,281	3,429	4,134	4,168

Total assets/liabilities & shareholders' equity	30,933	33,898	35,418	36,576	36,888	42,518	47,412	48,025

Customer deposits*	18,115	18,095	15,631	16,569	18,543	22,283	22,513	23,310
Marketable debt securities*	1,803	1,319	2,968	2,081	2,494	1,342	2,357	2,657
Subordinated debt	—	—	—	18	58	62	63	64
Insurance liabilities	39	40	42	42	47	54	60	67
Due to credit institutions*	7,358	10,713	13,070	14,427	11,550	14,050	16,787	16,585
Other liabilities	2,188	2,208	2,228	2,074	2,495	2,811	3,666	3,270
Shareholders' equity	1,431	1,523	1,480	1,364	1,701	1,915	1,966	2,071

Off-balance-sheet funds	6,613	6,533	6,868	6,663	7,414	8,795	9,383	10,088

Mutual funds	3,947	3,947	4,189	4,072	4,627	5,602	6,180	6,708
Pension funds	2,667	2,586	2,679	2,591	2,787	3,194	3,203	3,381
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	26,569	25,988	25,509	25,373	28,556	32,538	34,376	36,187

Total managed funds	37,546	40,431	42,286	43,238	44,303	51,313	56,795	58,113

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.36	1.27	1.23	1.28	0.89	0.89	0.85	0.89
NPL coverage	242.74	255.41	253.30	213.46	290.07	286.56	280.50	273.43
Risk-weighted assets					10,143	12,453	11,237	13,621

Spread (Retail Banking)	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

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Mexico
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,277	1,097	179	16.35

Income from companies accounted for by the equity method	0	—	0	—
Net fees	580	520	59	11.40
Insurance activity	21	13	8	64.95

Commercial revenue	1,877	1,630	247	15.15

Gains (losses) on financial transactions	78	(35)	113	—

Gross operating income	1,955	1,595	360	22.59

Income from non-financial services (net) and other operating income	(79)	(57)	(22)	38.96
General administrative expenses	(979)	(817)	(162)	19.79
Personnel	(467)	(417)	(50)	12.06
Other administrative expenses	(512)	(401)	(111)	27.82
Depreciation and amortisation	(81)	(65)	(17)	25.62

Net operating income	816	656	160	24.37

Net loan loss provisions	(61)	(22)	(39)	180.01
Other income	(68)	(14)	(54)	375.15

Income before taxes	687	620	67	10.77

Income from ordinary activity	642	558	84	15.08

Net consolidated income	642	558	84	15.08

Attributable income to the Group	468	402	65	16.25

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	15,616	13,350	2,266	16.98
Trading portfolio (w/o loans)	21,340	14,443	6,897	47.76
Available-for-sale financial assets	5,603	4,980	623	12.50
Due from credit institutions*	8,780	13,043	(4,263)	(32.69)
Intangible assets and property and equipment	399	374	24	6.50
Other assets	4,917	3,629	1,288	35.50

Total assets/liabilities & shareholders' equity	56,655	49,820	6,835	13.72

Customer deposits*	27,499	22,569	4,930	21.85
Marketable debt securities*	3,135	2,834	301	10.62
Subordinated debt	75	25	50	202.08
Insurance liabilities	79	58	22	37.93
Due to credit institutions*	19,566	19,650	(85)	(0.43)
Other liabilities	3,858	2,825	1,032	36.53
Shareholders' equity	2,443	1,858	584	31.44

Off-balance-sheet funds	11,901	9,075	2,826	31.14

Mutual funds	7,913	5,546	2,367	42.68
Pension funds	3,988	3,529	459	13.00
Managed portfolios	—	—	—	—

Customer funds under management	42,690	34,561	8,130	23.52

Total managed funds	68,556	58,895	9,662	16.40

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million dollars

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	249	253	283	312	318	295	318	345

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	117	137	129	137	137	150	143	150
Insurance activity	4	2	5	2	3	9	6	3

Commercial revenue	371	392	417	451	458	454	467	498

Gains (losses) on financial transactions	63	(62)	4	(40)	15	10	41	12

Gross operating income	433	330	421	411	473	464	508	510

Income from non-financial services (net) and other operating income	(13)	(12)	(15)	(16)	(20)	(21)	(23)	(15)
General administrative expenses	(208)	(183)	(199)	(227)	(224)	(241)	(243)	(270)
Personnel	(104)	(100)	(103)	(109)	(114)	(120)	(115)	(117)
Other administrative expenses	(104)	(83)	(96)	(118)	(110)	(122)	(128)	(153)
Depreciation and amortisation	(17)	(18)	(18)	(12)	(18)	(19)	(20)	(25)

Net operating income	196	117	188	156	211	182	222	200

Net loan loss provisions	(17)	(12)	(16)	23	(16)	(16)	(11)	(18)
Other income	5	3	(9)	(12)	(13)	1	(35)	(22)

Income before taxes	184	107	163	166	181	168	177	161

Income from ordinary activity	171	100	149	138	176	159	154	152

Net consolidated income	171	100	149	138	176	159	154	152

Attributable income to the Group	126	71	107	98	131	113	113	111

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	11,550	11,425	12,158	13,350	13,885	14,794	15,353	15,616
Trading portfolio (w/o loans)	10,278	11,556	13,736	14,443	15,225	16,947	20,198	21,340
Available-for-sale financial assets	3,846	4,346	4,554	4,980	5,627	5,842	6,689	5,603
Due from credit institutions*	9,201	10,452	10,172	13,043	8,463	9,308	9,492	8,780
Intangible assets and property and equipment	377	363	368	374	368	376	383	399
Other assets	2,560	3,060	2,963	3,629	4,254	4,147	4,979	4,917

Total assets/liabilities & shareholders’ equity	37,812	41,203	43,950	49,820	47,822	51,413	57,093	56,655

Customer deposits*	22,144	21,995	19,397	22,569	24,040	26,945	27,110	27,499
Marketable debt securities*	2,204	1,604	3,682	2,834	3,234	1,623	2,839	3,135
Subordinated debt	—	—	—	25	75	76	76	75
Insurance liabilities	47	49	53	58	61	66	72	79
Due to credit institutions*	8,994	13,022	16,218	19,650	14,973	16,989	20,214	19,566
Other liabilities	2,675	2,683	2,764	2,825	3,235	3,399	4,415	3,858
Shareholders’ equity	1,749	1,851	1,836	1,858	2,206	2,316	2,368	2,443

Off-balance-sheet funds	8,084	7,941	8,522	9,075	9,612	10,635	11,300	11,901

Mutual funds	4,824	4,798	5,198	5,546	5,999	6,773	7,442	7,913
Pension funds	3,260	3,144	3,324	3,529	3,613	3,862	3,857	3,988
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	32,478	31,588	31,654	34,561	37,020	39,344	41,396	42,690

Total managed funds	45,896	49,144	52,472	58,895	57,434	62,048	68,393	68,556

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	13,893	12,387	1,506	12.16

Income from companies accounted for by the equity method	0	—	0	—
Net fees	6,308	5,874	434	7.38
Insurance activity	226	142	84	59.01

Commercial revenue	20,427	18,404	2,024	11.00

Gains (losses) on financial transactions	851	(397)	1,248	—

Gross operating income	21,278	18,006	3,272	18.17

Income from non-financial services (net) and other operating income	(856)	(639)	(217)	33.95
General administrative expenses	(10,657)	(9,229)	(1,428)	15.47
Personnel	(5,082)	(4,705)	(377)	8.02
Other administrative expenses	(5,575)	(4,524)	(1,050)	23.22
Depreciation and amortisation	(885)	(731)	(154)	21.09

Net operating income	8,880	7,408	1,473	19.88

Net loan loss provisions	(662)	(245)	(417)	169.91
Other income	(744)	(162)	(581)	358.01

Income before taxes	7,474	7,000	474	6.78

Income from ordinary activity	6,983	6,295	688	10.93

Net consolidated income	6,983	6,295	688	10.93

Attributable income to the Group	5,092	4,544	548	12.06

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	166,588

		149,252	17,336	11.62
Trading portfolio (w/o loans)	227,644	161,465	66,179	40.99
Available-for-sale financial assets	59,771	55,680	4,091	7.35
Due from credit institutions*	93,656	145,817	(52,161)	(35.77)
Intangible assets and property and equipment	4,255	4,187	68	1.62
Other assets	52,455	40,571	11,884	29.29

Total assets/liabilities & shareholders’ equity	604,369	556,972	47,397	8.51

Customer deposits*	293,349	252,316	41,033	16.26
Marketable debt securities*	33,441	31,682	1,759	5.55
Subordinated debt	804	279	525	188.24
Insurance liabilities	847	643	203	31.61
Due to credit institutions*	208,717	219,687	(10,970)	(4.99)
Other liabilities	41,152	31,588	9,564	30.28
Shareholders’ equity	26,059	20,777	5,282	25.42

Off-balance-sheet funds	126,957	101,458	25,499	25.13

Mutual funds	84,413	62,002	22,411	36.14
Pension funds	42,544	39,456	3,088	7.83
Managed portfolios	—	—	—	—

Customer funds under management	455,398	386,378	69,019	17.86

Total managed funds	731,325	658,430	72,895	11.07

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	2,742	2,876	3,237	3,533	3,560	3,228	3,403	3,702

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	1,288	1,558	1,476	1,552	1,528	1,643	1,530	1,607
Insurance activity	44	24	55	19	30	101	60	35

Commercial revenue	4,073	4,459	4,768	5,104	5,119	4,972	4,992	5,344

Gains (losses) on financial transactions	691	(684)	44	(449)	171	104	447	129

Gross operating income	4,765	3,775	4,812	4,655	5,290	5,076	5,439	5,473

Income from non-financial services (net) and other operating income	(146)	(138)	(175)	(181)	(227)	(228)	(243)	(159)
General administrative expenses	(2,287)	(2,087)	(2,281)	(2,574)	(2,509)	(2,647)	(2,602)	(2,900)
Personnel	(1,145)	(1,142)	(1,183)	(1,235)	(1,280)	(1,314)	(1,233)	(1,255)
Other administrative expenses	(1,142)	(945)	(1,098)	(1,340)	(1,229)	(1,332)	(1,369)	(1,644)
Depreciation and amortisation	(183)	(202)	(208)	(138)	(199)	(208)	(210)	(268)

Net operating income	2,150	1,347	2,149	1,762	2,356	1,993	2,383	2,147

Net loan loss provisions	(183)	(138)	(182)	258	(183)	(171)	(115)	(193)
Other income	52	30	(106)	(138)	(148)	16	(377)	(235)

Income before taxes	2,018	1,239	1,860	1,882	2,025	1,839	1,891	1,720

Income from ordinary activity	1,880	1,152	1,706	1,557	1,972	1,737	1,647	1,628

Net consolidated income	1,880	1,152	1,706	1,557	1,972	1,737	1,647	1,628

Attributable income to the Group	1,390	817	1,224	1,113	1,462	1,232	1,207	1,191

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	129,084	132,259	138,403	149,252	155,519	159,236	165,436	166,588
Trading portfolio (w/o loans)	114,862	133,767	156,366	161,465	170,533	182,410	217,641	227,644
Available-for-sale financial assets	42,979	50,311	51,839	55,680	63,030	62,877	72,078	59,771
Due from credit institutions*	102,834	120,996	115,795	145,817	94,795	100,184	102,275	93,656
Intangible assets and property and equipment	4,218	4,208	4,192	4,187	4,119	4,043	4,122	4,255
Other assets	28,615	35,422	33,736	40,571	47,649	44,632	53,645	52,455

Total assets/liabilities & shareholders’ equity	422,592	476,962	500,330	556,972	535,644	553,383	615,196	604,369

Customer deposits*	247,478	254,609	220,813	252,316	269,263	290,021	292,122	293,349
Marketable debt securities*	24,626	18,565	41,920	31,682	36,221	17,470	30,589	33,441
Subordinated debt	—	—	—	279	837	813	814	804
Insurance liabilities	528	562	598	643	678	708	775	847
Due to credit institutions*	100,519	150,740	184,626	219,687	167,709	182,858	217,816	208,717
Other liabilities	29,895	31,064	31,469	31,588	36,230	36,587	47,568	41,152
Shareholders’ equity	19,546	21,423	20,904	20,777	24,706	24,926	25,513	26,059

Off-balance-sheet funds	90,346	91,930	97,015	101,458	107,658	114,473	121,756	126,957

Mutual funds	53,916	55,538	59,172	62,002	67,189	72,905	80,192	84,413
Pension funds	36,430	36,391	37,843	39,456	40,468	41,568	41,564	42,544
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	362,978	365,665	360,347	386,378	414,657	423,484	446,056	455,398

Total managed funds	512,938	568,892	597,345	658,430	643,302	667,855	736,953	731,325

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million euros

			Variation

	2005	2004	Amount	%

Income statement

Net interest income	782	609	173	28.40

Income from companies accounted for by the equity method	1	0	0	9.83
Net fees	276	216	60	27.62
Insurance activity	23	18	6	32.04

Commercial revenue	1,082	844	238	28.27

Gains (losses) on financial transactions	18	57	(39)	(67.82)

Gross operating income	1,101	901	200	22.14

Income from non-financial services (net) and other operating income	(4)	(5)	0	(6.02)
General administrative expenses	(451)	(378)	(73)	19.19
Personnel	(273)	(235)	(37)	15.91
Other administrative expenses	(178)	(143)	(35)	24.58
Depreciation and amortisation	(49)	(59)	10	(16.93)

Net operating income	596	459	137	29.92

Net loan loss provisions	(103)	(77)	(26)	33.92
Other income	(19)	(58)	39	(67.06)

Income before taxes	474	324	150	46.43

Income from ordinary activity	397	267	130	48.79

Net consolidated income	397	278	118	42.53

Attributable income to the Group	338	233	105	45.19

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	14,967	9,986	4,981	49.88
Trading portfolio (w/o loans)	1,087	1,490	(403)	(27.06)
Available-for-sale financial assets	1,169	1,313	(145)	(11.02)
Due from credit institutions*	3,370	1,723	1,647	95.63
Intangible assets and property and equipment	352	266	87	32.56
Other assets	2,353	1,748	605	34.63

Total assets/liabilities & shareholders' equity	23,298	16,525	6,773	40.98

Customer deposits*	13,186	9,171	4,015	43.78
Marketable debt securities*	1,701	1,774	(73)	(4.11)
Subordinated debt	647	691	(45)	(6.44)
Insurance liabilities	46	27	19	68.46
Due to credit institutions*	4,838	2,820	2,017	71.53
Other liabilities	1,355	886	469	53.00
Shareholders' equity	1,525	1,156	369	31.94

Off-balance-sheet funds	10,038	7,012	3,026	43.16

Mutual funds	2,684	1,921	763	39.73
Pension funds	7,354	5,091	2,263	44.45
Managed portfolios	—	—	—	—

Customer funds under management	25,618	18,675	6,942	37.17

Total managed funds	33,335	23,537	9,799	41.63

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.03	19.53	5.50	p.
Efficiency ratio	40.94	41.95	(1.01	p.)
Efficiency ratio with depreciation and amortisation	45.42	48.54	(3.12	p.)
NPL ratio	2.31	3.53	(1.22	p.)
Coverage ratio	165.57	126.84	38.73	p.
Number of employees (direct & indirect)	11,162	11,184	(22)		(0.20)
Number of branches	401	346	55		15.90

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Chile
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	127	159	157	166	138	199	210	235

Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0	0
Net fees	50	52	53	60	55	59	76	86
Insurance activity	4	4	5	5	4	5	7	7

Commercial revenue	181	215	216	231	198	264	293	328

Gains (losses) on financial transactions	30	8	16	3	34	8	1	(25)

Gross operating income	212	224	232	233	232	272	295	302

Income from non-financial services (net) and other operating income	(1)	(1)	(2)	(1)	(0)	(1)	(1)	(2)
General administrative expenses	(98)	(100)	(103)	(77)	(98)	(106)	(123)	(123)
Personnel	(58)	(61)	(61)	(55)	(57)	(68)	(72)	(75)
Other administrative expenses	(40)	(40)	(42)	(22)	(41)	(38)	(51)	(48)
Depreciation and amortisation	(15)	(16)	(14)	(14)	(11)	(11)	(14)	(13)

Net operating income	97	106	114	142	123	154	156	164

Net loan loss provisions	(14)	(31)	(14)	(17)	(21)	(17)	(29)	(36)
Other income	(9)	(2)	(6)	(41)	(2)	(17)	(5)	5

Income before taxes	74	73	93	84	99	120	122	133

Income from ordinary activity	59	64	75	68	81	99	102	115

Net consolidated income	61	65	77	74	81	99	102	115

Attributable income to the Group	52	55	66	59	71	86	84	97

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	9,355	9,574	10,034	9,986	10,539	12,077	13,710	14,967
Trading portfolio (w/o loans)	1,496	1,226	1,438	1,490	1,238	1,609	1,340	1,087
Available-for-sale financial assets	1,538	1,292	1,022	1,313	1,325	1,177	1,058	1,169
Due from credit institutions*	1,743	1,448	1,824	1,723	2,412	2,311	2,815	3,370
Intangible assets and property and equipment	272	268	274	266	257	285	313	352
Other assets	1,642	1,298	1,502	1,748	1,639	2,548	1,954	2,353

Total assets/liabilities & shareholders' equity	16,046	15,106	16,095	16,525	17,409	20,006	21,191	23,298

Customer deposits*	8,889	8,214	8,976	9,171	9,658	11,363	12,326	13,186
Marketable debt securities*	1,898	1,752	1,685	1,774	1,605	1,518	1,519	1,701
Subordinated debt	517	517	532	691	718	777	798	647
Insurance liabilities	23	24	26	27	30	35	41	46
Due to credit institutions*	2,764	2,738	2,916	2,820	3,162	3,718	3,782	4,838
Other liabilities	587	739	797	886	847	1,309	1,295	1,355
Shareholders' equity	1,368	1,123	1,163	1,156	1,390	1,287	1,431	1,525

Off-balance-sheet funds	6,424	6,540	7,085	7,012	7,165	8,155	9,844	10,038

Mutual funds	1,801	1,938	2,168	1,921	1,926	2,193	2,922	2,684
Pension funds	4,623	4,601	4,917	5,091	5,239	5,963	6,922	7,354
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	17,751	17,047	18,305	18,675	19,175	21,848	24,527	25,618

Total managed funds	22,470	21,646	23,181	23,537	24,575	28,161	31,035	33,335

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	4.00	3.66	3.36	3.53	3.42	2.98	2.45	2.31
NPL coverage	109.51	114.41	124.41	126.84	130.95	141.12	160.75	165.57
Risk-weighted assets					10,460	11,858	12,997	13,730

Spread (Retail Banking)	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

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Chile
Million dollars

			Variation

	2005	2004	Amount	%

Income statement

Net interest income	973	756	217	28.66

Income from companies accounted for by the equity method	1	1	0	10.05
Net fees	343	268	75	27.88
Insurance activity	29	22	7	32.30

Commercial revenue	1,346	1,047	299	28.52

Gains (losses) on financial transactions	23	71	(48)	(67.75)

Gross operating income	1,369	1,118	250	22.38

Income from non-financial services (net) and other operating income	(5)	(6)	0	(5.84)
General administrative expenses	(560)	(469)	(91)	19.43
Personnel	(339)	(292)	(47)	16.15
Other administrative expenses	(221)	(177)	(44)	24.83
Depreciation and amortisation	(61)	(74)	12	(16.77)

Net operating income	742	570	172	30.18

Net loan loss provisions	(128)	(95)	(33)	34.19
Other income	(24)	(72)	48	(66.99)

Income before taxes	590	402	188	46.72

Income from ordinary activity	494	331	163	49.09

Net consolidated income	494	346	148	42.82

Attributable income to the Group	420	289	131	45.48

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	17,657	13,602	4,055	29.81
Trading portfolio (w/o loans)	1,282	2,029	(747)	(36.83)
Available-for-sale financial assets	1,379	1,789	(410)	(22.93)
Due from credit institutions*	3,976	2,346	1,629	69.43
Intangible assets and property and equipment	416	362	54	14.81
Other assets	2,776	2,381	395	16.60

Total assets/liabilities & shareholders' equity	27,484	22,509	4,975	22.10

Customer deposits*	15,556	12,491	3,064	24.53
Marketable debt securities*	2,007	2,417	(410)	(16.95)
Subordinated debt	763	941	(179)	(18.97)
Insurance liabilities	54	37	17	45.90
Due to credit institutions*	5,707	3,842	1,866	48.56
Other liabilities	1,599	1,206	392	32.52
Shareholders' equity	1,799	1,574	225	14.27

Off-balance-sheet funds	11,841	9,551	2,291	23.99

Mutual funds	3,166	2,616	550	21.02
Pension funds	8,675	6,934	1,741	25.11
Managed portfolios	—	—	—	—

Customer funds under management	30,221	25,437	4,784	18.81

Total managed funds	39,326	32,060	7,266	22.66

(*) .- Includes all stock of concept classified in the balance sheet

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Chile
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	159	192	192	213	181	252	258	282

Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0	0
Net fees	63	63	65	77	72	75	93	103
Insurance activity	5	5	6	6	6	7	8	8

Commercial revenue	226	260	264	296	259	334	359	394

Gains (losses) on financial transactions	38	9	20	4	45	10	1	(32)

Gross operating income	264	269	284	301	304	343	360	362

Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(1)	(2)	(3)
General administrative expenses	(123)	(121)	(126)	(100)	(128)	(134)	(151)	(147)
Personnel	(73)	(73)	(75)	(71)	(75)	(86)	(88)	(90)
Other administrative expenses	(50)	(48)	(51)	(29)	(54)	(48)	(63)	(57)
Depreciation and amortisation	(19)	(19)	(17)	(18)	(14)	(14)	(17)	(16)

Net operating income	121	128	139	182	161	194	190	196

Net loan loss provisions	(17)	(38)	(17)	(22)	(27)	(21)	(35)	(44)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)	7

Income before taxes	92	88	114	108	130	151	149	160

Income from ordinary activity	74	77	92	88	106	126	125	137

Net consolidated income	77	79	94	96	106	126	125	137

Attributable income to the Group	65	67	81	77	93	109	102	117

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	11,436	11,638	12,452	13,602	13,662	14,603	16,510	17,657
Trading portfolio (w/o loans)	1,828	1,490	1,785	2,029	1,605	1,945	1,613	1,282
Available-for-sale financial assets	1,880	1,571	1,268	1,789	1,718	1,423	1,275	1,379
Due from credit institutions*	2,131	1,760	2,264	2,346	3,127	2,795	3,390	3,976
Intangible assets and property and equipment	332	325	340	362	333	345	377	416
Other assets	2,008	1,578	1,864	2,381	2,125	3,081	2,353	2,776

Total assets/liabilities & shareholders' equity	19,615	18,362	19,973	22,509	22,569	24,192	25,518	27,484

Customer deposits*	10,866	9,984	11,139	12,491	12,520	13,740	14,842	15,556
Marketable debt securities*	2,320	2,129	2,091	2,417	2,080	1,835	1,829	2,007
Subordinated debt	632	628	661	941	930	940	961	763
Insurance liabilities	28	29	32	37	39	42	49	54
Due to credit institutions*	3,379	3,328	3,618	3,842	4,099	4,495	4,554	5,707
Other liabilities	718	898	988	1,206	1,098	1,583	1,560	1,599
Shareholders' equity	1,672	1,365	1,444	1,574	1,802	1,556	1,723	1,799

Off-balance-sheet funds	7,853	7,949	8,792	9,551	9,289	9,861	11,854	11,841

Mutual funds	2,202	2,356	2,691	2,616	2,497	2,651	3,519	3,166
Pension funds	5,651	5,593	6,102	6,934	6,792	7,210	8,336	8,675
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	21,698	20,720	22,715	25,437	24,859	26,419	29,535	30,221

Total managed funds	27,468	26,311	28,765	32,060	31,858	34,053	37,372	39,326

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	543,045	461,010	82,035	17.79

Income from companies accounted for by the equity method	357	354	3	0.76
Net fees	191,535	163,587	27,948	17.08
Insurance activity	16,308	13,463	2,845	21.13

Commercial revenue	751,245	638,414	112,831	17.67

Gains (losses) on financial transactions	12,841	43,495	(30,654)	(70.48)

Gross operating income	764,086	681,909	82,177	12.05

Income from non-financial services (net) and other operating income	(3,054)	(3,542)	488	(13.79)
General administrative expenses	(312,756)	(286,032)	(26,725)	9.34
Personnel	(189,329)	(178,041)	(11,288)	6.34
Other administrative expenses	(123,427)	(107,991)	(15,437)	14.29
Depreciation and amortisation	(34,283)	(44,987)	10,704	(23.79)

Net operating income	413,993	347,349	66,644	19.19

Net loan loss provisions	(71,349)	(58,072)	(13,277)	22.86
Other income	(13,340)	(44,140)	30,799	(69.78)

Income before taxes	329,303	245,137	84,166	34.33

Income from ordinary activity	275,506	201,828	73,678	36.51

Net consolidated income	275,506	210,698	64,807	30.76

Attributable income to the Group	234,571	176,107	58,463	33.20

			Variation

	31.12.05	31.12.04	Amount	%
Balance sheet
Loans and credits*	9,051,808	7,586,388	1,465,420	19.32
Trading portfolio (w/o loans)	657,217	1,131,879	(474,662)	(41.94)
Available-for-sale financial assets	706,734	997,713	(290,980)	(29.16)
Due from credit institutions*	2,038,051	1,308,697	729,354	55.73
Intangible assets and property and equipment	213,014	201,857	11,158	5.53
Other assets	1,423,028	1,327,831	95,197	7.17

Total assets/liabilities & shareholders' equity	14,089,853	12,554,365	1,535,488	12.23

Customer deposits*	7,974,530	6,967,078	1,007,452	14.46
Marketable debt securities*	1,028,913	1,347,958	(319,045)	(23.67)
Subordinated debt	391,022	525,018	(133,996)	(25.52)
Insurance liabilities	27,794	20,726	7,068	34.10
Due to credit institutions*	2,925,791	2,142,641	783,150	36.55
Other liabilities	819,619	672,923	146,696	21.80
Shareholders' equity	922,184	878,021	44,163	5.03

Off-balance-sheet funds	6,070,542	5,326,885	743,658	13.96

Mutual funds	1,623,092	1,459,179	163,912	11.23
Pension funds	4,447,451	3,867,705	579,745	14.99
Managed portfolios	—	—	—	—

Customer funds under management	15,492,801	14,187,665	1,305,137	9.20

Total managed funds	20,160,396	17,881,250	2,279,146	12.75

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	93,579	120,126	120,317	126,989	104,489	146,404	142,366	149,787

Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)	54
Net fees	36,853	39,510	41,000	46,225	41,761	43,311	51,629	54,834
Insurance activity	2,807	2,943	3,901	3,812	3,389	3,965	4,654	4,300

Commercial revenue	133,225	162,820	165,570	176,801	149,851	193,772	198,648	208,974

Gains (losses) on financial transactions	22,369	6,395	12,585	2,145	25,820	5,658	(103)	(18,534)

Gross operating income	155,594	169,214	178,155	178,946	175,671	199,430	198,545	190,440

Income from non-financial services (net) and other operating income	(1,052)	(879)	(1,158)	(453)	(30)	(667)	(857)	(1,500)
General administrative expenses	(72,263)	(75,807)	(78,908)	(59,053)	(74,193)	(77,793)	(83,338)	(77,432)
Personnel	(42,940)	(45,836)	(46,970)	(42,295)	(43,186)	(50,126)	(48,479)	(47,538)
Other administrative expenses	(29,323)	(29,971)	(31,938)	(16,758)	(31,007)	(27,667)	(34,860)	(29,894)
Depreciation and amortisation	(11,325)	(12,086)	(10,943)	(10,633)	(8,375)	(8,258)	(9,497)	(8,153)

Net operating income	70,954	80,442	87,147	108,807	93,073	112,712	104,852	103,356

Net loan loss provisions	(10,145)	(23,574)	(11,072)	(13,281)	(15,765)	(12,492)	(19,594)	(23,498)
Other income	(6,636)	(1,492)	(4,602)	(31,410)	(1,843)	(12,545)	(3,298)	4,347

Income before taxes	54,174	55,375	71,473	64,116	75,465	87,675	81,959	84,204

Income from ordinary activity	43,471	48,621	57,498	52,239	61,223	72,978	68,676	72,629

Net consolidated income	45,119	49,539	59,101	56,940	61,223	72,978	68,676	72,629

Attributable income to the Group	38,116	41,988	50,422	45,583	53,580	63,015	56,328	61,647

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	7,044,541	7,384,022	7,548,805	7,586,388	8,019,724	8,462,628	8,745,938	9,051,808
Trading portfolio (w/o loans)	1,126,162	945,377	1,082,126	1,131,879	942,293	1,127,249	854,547	657,217
Available-for-sale financial assets	1,157,843	996,818	768,974	997,713	1,008,181	824,659	675,215	706,734
Due from credit institutions*	1,312,541	1,116,814	1,372,517	1,308,697	1,835,677	1,619,600	1,796,052	2,038,051
Intangible assets and property and equipment	204,684	206,327	205,882	201,857	195,243	199,641	199,645	213,014
Other assets	1,236,791	1,001,243	1,130,166	1,327,831	1,247,144	1,785,218	1,246,641	1,423,028

Total assets/liabilities & shareholders' equity	12,082,562	11,650,602	12,108,471	12,554,365	13,248,263	14,018,995	13,518,038	14,089,853

Customer deposits*	6,693,277	6,335,033	6,752,774	6,967,078	7,349,417	7,962,494	7,862,762	7,974,530
Marketable debt securities*	1,429,093	1,351,035	1,267,674	1,347,958	1,221,174	1,063,405	968,729	1,028,913
Subordinated debt	389,516	398,733	400,442	525,018	546,030	544,780	508,891	391,022
Insurance liabilities	16,963	18,443	19,545	20,726	22,952	24,365	25,889	27,794
Due to credit institutions*	2,081,634	2,111,591	2,193,551	2,142,641	2,406,387	2,605,076	2,412,685	2,925,791
Other liabilities	442,086	569,714	599,221	672,923	644,250	917,363	826,346	819,619
Shareholders' equity	1,029,993	866,053	875,263	878,021	1,058,053	901,513	912,737	922,184

Off-balance-sheet funds	4,837,359	5,043,684	5,330,395	5,326,885	5,452,675	5,714,556	6,279,882	6,070,542

Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179	1,465,991	1,536,433	1,863,974	1,623,092
Pension funds	3,481,007	3,548,819	3,699,192	3,867,705	3,986,684	4,178,122	4,415,908	4,447,451
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	13,366,208	13,146,929	13,770,830	14,187,665	14,592,248	15,309,599	15,646,152	15,492,801

Total managed funds	16,919,921	16,694,286	17,438,866	17,881,250	18,700,938	19,733,551	19,797,920	20,160,396

(*).- Includes all stock of concept classified in the balance sheet

Back to Contents

Financial Management and Equity Stakes
Million euros
			Variation

	2005	2004	Amount	%

Income statement
Net interest income (w/o dividends)	(866)	(756)	(110)	14.53
Dividends	124	233	(109)	(46.74)

Net interest income	(742)	(523)	(219)	41.84

Income from companies accounted for by the equity method	584	412	173	41.93
Net fees	(18)	(12)	(6)	50.99
Insurance activity	2	(3)	5	—

Commercial revenue	(173)	(126)	(47)	37.00

Gains (losses) on financial transactions	(49)	238	(288)	—

Gross operating income	(222)	112	(334)	—

Income from non-financial services (net) and other operating income	(25)	(19)	(6)	34.73
General administrative expenses	(354)	(299)	(55)	18.57
Personnel	(183)	(193)	10	(4.96)
Other administrative expenses	(171)	(106)	(65)	61.48
Depreciation and amortisation	(74)	(38)	(36)	95.91

Net operating income	(676)	(243)	(433)	177.93

Net loan loss provisions	(52)	(35)	(17)	49.33
Other results	(128)	(224)	96	(42.82)

Income before taxes [ordinary]	(855)	(502)	(354)	70.50

Net income from ordinary activity	(210)	63	(273)	—

Net consolidated income [ordinary]	(210)	63	(273)	—

Attributable income to the Group [ordinary]	(358)	(24)	(335)	—

Attributable income to the Group	650	(24)	674	—

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Trading portfolio (w/o loans)	1,276	1,190	86	7.21
Available-for-sale financial assets	45,014	18,576	26,439	142.33
Investments	2,811	3,529	(719)	(20.36)
Goodwill	14,111	15,025	(914)	(6.08)
Liquidity lent to the Group	39,509	33,735	5,775	17.12
Capital assigned to Group areas	25,250	20,279	4,971	24.51
Other assets	30,592	20,116	10,477	52.08

Total assets/liabilities & shareholders' equity	158,564	112,449	46,114	41.01

Customer deposits*	1,927	1,505	422	28.03
Marketable debt securities*	53,154	34,709	18,445	53.14
Subordinated debt	13,965	14,018	(53)	(0.38)
Preferred securities	—	894	(894)	(100.00)
Other liabilities	57,292	30,981	26,312	84.93
Group capital and reserves	32,225	30,342	1,883	6.21

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	69,046	50,232	18,814	37.45

Total managed funds	158,564	112,449	46,114	41.01

(*) .- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,462	1,433	29	2.02

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Financial Management and Equity Stakes
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement
Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(186.3)	(234.9)	(206.6)	(238.0)
Dividends	20.1	147.3	54.7	11.0	5.3	88.3	17.5	13.1

Net interest income	(152)	(36)	(148)	(188)	(181)	(147)	(189)	(225)

Income from companies accounted for by the equity method	110	77	124	101	133	181	145	125
Net fees	(8)	(4)	(10)	10	(24)	(4)	9	1
Insurance activity	(1)	(1)	(1)	(1)	(1)	(1)	3	1

Commercial revenue	(50)	37	(35)	(78)	(73)	30	(33)	(98)

Gains (losses) on financial transactions	71	108	85	(26)	(7)	(82)	(6)	46

Gross operating income	20	145	50	(104)	(80)	(52)	(39)	(52)

Income from non-financial services (net) and other operating income	(5)	(4)	(6)	(3)	(3)	(5)	(7)	(10)
General administrative expenses	(68)	(79)	(68)	(84)	(92)	(74)	(98)	(90)
Personnel	(34)	(41)	(44)	(73)	(51)	(35)	(52)	(45)
Other administrative expenses	(34)	(38)	(24)	(11)	(42)	(39)	(46)	(45)
Depreciation and amortisation	(8)	(10)	(9)	(12)	(12)	(2)	3	(63)

Net operating income	(60)	53	(32)	(203)	(187)	(132)	(141)	(215)

Net loan loss provisions	3	(23)	(45)	30	13	(12)	(28)	(25)
Other results	(80)	(42)	40	(142)	(121)	(105)	(60)	158

Income before taxes [ordinary]	(138)	(12)	(37)	(315)	(296)	(249)	(229)	(82)

Net income from ordinary activity	(22)	70	56	(41)	(103)	(50)	(38)	(20)

Net consolidated income [ordinary]	(22)	70	56	(41)	(103)	(50)	(38)	(20)

Attributable income to the Group [ordinary]	(51)	56	34	(62)	(134)	(94)	(71)	(59)

Attributable income to the Group	(51)	415	506	(894)	(134)	(94)	(71)	949

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Trading portfolio (w/o loans)	1,444	1,591	1,555	1,190	572	1,132	393	1,276
Available-for-sale financial assets	32,503	32,816	24,931	18,576	14,318	18,478	30,353	45,014
Investments	3,402	3,375	3,430	3,529	3,640	3,796	2,816	2,811
Goodwill	4,823	4,838	4,988	15,025	15,369	15,858	15,852	14,111
Liquidity lent to the Group	33,365	28,886	31,829	33,735	42,311	43,027	41,607	39,509
Capital assigned to Group areas	18,429	17,656	18,111	20,279	24,279	23,667	24,025	25,250
Other assets	18,906	14,757	21,654	20,116	25,045	28,920	33,271	30,592

Total assets/liabilities & shareholders' equity	112,871	103,920	106,497	112,449	125,534	134,878	148,316	158,564

Customer deposits*	7,535	4,924	6,209	1,505	2,084	5,314	5,293	1,927
Marketable debt securities*	28,904	28,528	29,830	34,709	40,107	42,021	49,172	53,154
Subordinated debt	11,505	10,984	13,701	14,018	13,699	13,804	14,048	13,965
Preferred securities	2,592	2,273	932	894	409	438	249	—
Other liabilities	43,030	39,378	38,258	30,981	35,245	41,185	47,353	57,292
Group capital and reserves	19,306	17,832	17,566	30,342	33,990	32,116	32,201	32,225

Off-balance-sheet funds	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	47,950	44,443	49,747	50,232	55,890	61,138	68,525	69,046

Total managed funds	112,871	103,920	106,497	112,449	125,534	134,878	148,316	158,564

(*) .- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120	35,591

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Spain
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,862	3,518	344	9.78

Income from companies accounted for by the equity method	26	33	(7)	(22.12)
Net fees	2,653	2,463	190	7.73
Insurance activity	93	71	23	32.20

Commercial revenue	6,634	6,084	550	9.04

Gains (losses) on financial transactions	464	363	102	28.08

Gross operating income	7,098	6,447	652	10.11

Income from non-financial services (net) and other operating income	267	218	49	22.27
General administrative expenses	(2,826)	(2,755)	(71)	2.59
Personnel	(2,026)	(1,991)	(36)	1.80
Other administrative expenses	(800)	(764)	(36)	4.65
Depreciation and amortisation	(390)	(413)	23	(5.60)

Net operating income	4,149	3,497	652	18.65

Net loan loss provisions	(625)	(885)	260	(29.39)
Other income	(47)	(54)	7	(13.34)

Income before taxes	3,478	2,559	919	35.93

Income from ordinary activity	2,477	1,801	677	37.59

Net consolidated income	2,472	1,801	671	37.28

Attributable income to the Group	2,322	1,700	622	36.61

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	159,804	134,863	24,941	18.49
Trading portfolio (w/o loans)	25,382	13,953	11,429	81.91
Available-for-sale financial assets	9,799	8,529	1,269	14.88
Due from credit institutions*	49,671	42,978	6,693	15.57
Intangible assets and property and equipment	3,666	3,394	273	8.04
Other assets	11,113	18,232	(7,119)	(39.05)

Total assets/liabilities & shareholders' equity	259,435	221,948	37,487	16.89

Customer deposits*	100,109	95,301	4,807	5.04
Marketable debt securities*	20,434	13,902	6,532	46.98
Subordinated debt	1,620	1,697	(77)	(4.53)
Insurance liabilities	3,619	2,831	787	27.81
Due to credit institutions*	53,439	43,355	10,084	23.26
Other liabilities	67,981	55,302	12,679	22.93
Shareholders' equity	12,233	9,559	2,674	27.98

Off-balance-sheet funds	89,765	83,419	6,346	7.61

Mutual funds	75,126	72,490	2,635	3.64
Pension funds	8,913	7,357	1,556	21.15
Managed portfolios	5,726	3,572	2,154	60.31

Customer funds under management	215,547	197,151	18,395	9.33

Total managed funds	349,199	305,367	43,833	14.35

(*) .- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.99	18.19	3.80	p.
Efficiency ratio	37.35	40.38	(3.03	p.)
Efficiency ratio with depreciation and amortisation	42.63	46.57	(3.94	p.)
NPL ratio	0.57	0.64	(0.07	p.)
Coverage ratio	317.86	262.57	55.29	p.
Number of employees (direct & indirect)	33,196	33,640	(444)		(1.32)
Number of branches	4,510	4,396	114		2.59

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Spain
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	874	868	879	897	913	966	980	1,003

Income from companies accounted for by the equity method	14	4	7	8	5	4	7	9
Net fees	601	629	606	626	635	658	653	707
Insurance activity	12	21	19	18	26	23	22	22

Commercial revenue	1,501	1,523	1,511	1,550	1,579	1,651	1,662	1,742

Gains (losses) on financial transactions	33	148	65	116	133	141	62	129

Gross operating income	1,534	1,671	1,576	1,666	1,712	1,792	1,724	1,870

Income from non-financial services (net) and other operating income	55	63	49	49	70	63	60	74
General administrative expenses	(680)	(684)	(685)	(705)	(694)	(701)	(701)	(729)
Personnel	(492)	(493)	(495)	(511)	(502)	(508)	(498)	(519)
Other administrative expenses	(187)	(191)	(190)	(195)	(192)	(194)	(204)	(210)
Depreciation and amortisation	(102)	(103)	(101)	(108)	(95)	(102)	(101)	(92)

Net operating income	808	948	840	902	993	1,052	981	1,123

Net loan loss provisions	(178)	(245)	(224)	(238)	(109)	(167)	(121)	(227)
Other income	(14)	15	(12)	(43)	(6)	(7)	(12)	(21)

Income before taxes	616	718	604	621	877	878	848	875

Income from ordinary activity	432	505	433	431	628	629	590	630

Net consolidated income	432	505	433	431	628	629	584	630

Attributable income to the Group	405	475	414	405	595	593	559	575

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	119,226	125,179	128,937	134,863	138,832	148,307	151,059	159,804
Trading portfolio (w/o loans)	16,495	15,243	13,160	13,953	17,639	25,525	23,874	25,382
Available-for-sale financial assets	10,275	9,318	8,925	8,529	9,303	10,263	9,771	9,799
Due from credit institutions*	32,473	32,020	38,824	42,978	49,457	44,193	43,541	49,671
Intangible assets and property and equipment	3,428	3,327	3,310	3,394	3,463	3,497	3,552	3,666
Other assets	11,681	11,899	12,646	18,232	17,368	12,049	12,666	11,113

Total assets/liabilities & shareholders’equity	193,578	196,986	205,802	221,948	236,061	243,835	244,463	259,435

Customer deposits*	89,302	91,994	90,567	95,301	96,810	95,335	97,544	100,109
Marketable debt securities*	9,890	9,584	11,554	13,902	17,196	18,162	20,223	20,434
Subordinated debt	1,402	1,403	1,398	1,697	1,570	2,279	1,615	1,620
Insurance liabilities	5,781	3,587	2,862	2,831	3,054	3,076	3,090	3,619
Due to credit institutions*	29,249	34,674	39,499	43,355	40,199	41,345	41,402	53,439
Other liabilities	48,588	46,552	50,630	55,302	66,582	72,954	69,805	67,981
Shareholders’equity	9,367	9,190	9,293	9,559	10,651	10,685	10,783	12,233

Off-balance-sheet funds	77,287	80,017	80,136	83,419	82,403	85,000	88,109	89,765

Mutual funds	67,895	70,546	70,203	72,490	71,243	73,432	75,312	75,126
Pension funds	6,717	6,731	6,781	7,357	7,429	7,611	8,298	8,913
Managed portfolios	2,676	2,740	3,151	3,572	3,731	3,957	4,499	5,726

Customer funds under management	183,662	186,586	186,516	197,151	201,032	203,851	210,582	215,547

Total managed funds	270,865	277,002	285,938	305,367	318,464	328,835	332,572	349,199

(*) .- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.73	0.67	0.66	0.64	0.61	0.59	0.58	0.57
NPL coverage	212.59	237.55	253.41	262.57	286.12	299.57	311.67	317.86

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Retail Banking
Million euros

	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement

Net interest income	11,010	8,951	7,590	1,361	17.94	3,420	45.06

Income from companies accounted for by the equity method	35	32	42	(10)	(22.80)	(7)	(16.92)
Net fees	4,949	4,124	3,750	373	9.95	1,198	31.95
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	15,993	13,107	11,382	1,725	15.16	4,611	40.51

Gains (losses) on financial transactions	927	581	324	257	79.15	602	185.82

Gross operating income	16,920	13,688	11,706	1,982	16.93	5,214	44.54

Income from non-financial services (net) and other operating income	248	212	180	31	17.30	67	37.41
General administrative expenses	(8,141)	(6,216)	(5,661)	(556)	9.81	(2,481)	43.82
Personnel	(4,913)	(3,832)	(3,593)	(238)	6.63	(1,320)	36.73
Other administrative expenses	(3,228)	(2,385)	(2,067)	(317)	15.34	(1,161)	56.14
Depreciation and amortisation	(872)	(757)	(734)	(23)	3.13	(138)	18.78

Net operating income	8,154	6,926	5,492	1,434	26.12	2,663	48.49

Net loan loss provisions	(1,500)	(1,182)	(1,377)	195	(14.16)	(123)	8.95
Other income	(365)	(441)	(280)	(161)	57.36	(85)	30.26

Income before taxes	6,289	5,303	3,835	1,469	38.30	2,455	64.01

	31.12.05		31.12.04	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Business volumes
Total assets	627,954	326,439	531,345	69,265	26.93	96,609	18.18
Loans and credits	407,660	235,865	344,544	48,111	25.62	63,117	18.32
Customer deposits	269,146	158,369	244,397	27,325	20.85	24,749	10.13

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Retail Banking
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	1,796	1,888	1,920	1,987	2,435	2,664	2,850	3,061

Income from companies accounted for by the equity method	15	9	9	9	6	8	9	11
Net fees	897	960	950	943	1,143	1,198	1,282	1,326
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	2,708	2,858	2,878	2,938	3,585	3,870	4,141	4,398

Gains (losses) on financial transactions	80	106	49	90	256	284	221	166

Gross operating income	2,788	2,963	2,926	3,028	3,841	4,154	4,362	4,564

Income from non-financial services (net) and other operating income	43	57	37	42	77	45	48	79
General administrative expenses	(1,392)	(1,398)	(1,409)	(1,461)	(1,964)	(2,006)	(2,040)	(2,132)
Personnel	(876)	(887)	(893)	(938)	(1,193)	(1,213)	(1,219)	(1,288)
Other administrative expenses	(516)	(510)	(516)	(523)	(770)	(792)	(821)	(844)
Depreciation and amortisation	(175)	(182)	(184)	(193)	(206)	(215)	(224)	(227)

Net operating income	1,264	1,441	1,371	1,416	1,748	1,978	2,146	2,283

Net loan loss provisions	(296)	(374)	(357)	(349)	(272)	(399)	(370)	(460)
Other income	(53)	(4)	(19)	(205)	(43)	(19)	(99)	(204)

Income before taxes	916	1,062	995	862	1,433	1,561	1,677	1,618

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes
Total assets	227,370	237,134	247,864	531,345	560,456	579,139	610,423	627,954
Loans and credits	160,072	169,044	179,408	344,544	354,966	375,931	396,785	407,660
Customer deposits	127,948	130,461	130,512	244,397	235,111	260,365	266,201	269,146

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Retail Banking Continental Europe
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	5,259	4,574	684	14.96

Income from companies accounted for by the equity method	26	37	(12)	(31.78)
Net fees	2,530	2,463	67	2.71
Insurance activity	—	—	—	—

Commercial revenue	7,815	7,075	739	10.45

Gains (losses) on financial transactions	357	268	90	33.48

Gross operating income	8,172	7,343	829	11.29

Income from non-financial services (net) and other operating income	282	209	74	35.28
General administrative expenses	(3,255)	(3,168)	(87)	2.73
Personnel	(2,261)	(2,225)	(36)	1.62
Other administrative expenses	(994)	(943)	(51)	5.36
Depreciation and amortisation	(452)	(468)	16	(3.38)

Net operating income	4,747	3,915	832	21.25

Net loan loss provisions	(897)	(1,096)	198	(18.10)
Other income	(61)	(96)	36	(37.10)

Income before taxes	3,789	2,723	1,066	39.14

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Retail Banking Continental Europe
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	1,087	1,133	1,159	1,196	1,230	1,309	1,339	1,381

Income from companies accounted for by the equity method	14	9	7	8	5	4	7	9
Net fees	603	637	617	606	612	631	642	644
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,704	1,779	1,783	1,810	1,847	1,945	1,987	2,035

Gains (losses) on financial transactions	62	75	58	73	94	118	62	84

Gross operating income	1,766	1,854	1,841	1,882	1,941	2,063	2,049	2,119

Income from non-financial services (net) and other operating income	52	61	47	48	72	65	63	81
General administrative expenses	(776)	(789)	(793)	(809)	(798)	(814)	(811)	(832)
Personnel	(546)	(553)	(557)	(569)	(563)	(570)	(560)	(569)
Other administrative expenses	(230)	(236)	(236)	(240)	(235)	(244)	(251)	(263)
Depreciation and amortisation	(111)	(115)	(116)	(126)	(111)	(116)	(117)	(108)

Net operating income	931	1,011	978	995	1,104	1,198	1,185	1,260

Net loan loss provisions	(227)	(290)	(273)	(306)	(168)	(255)	(209)	(265)
Other income	(39)	(13)	(11)	(34)	(14)	(7)	(6)	(34)

Income before taxes	666	708	694	655	923	936	970	961

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Retail Banking Spain
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,563	3,225	338	10.49

Income from companies accounted for by the equity method	26	37	(12)	(31.78)
Net fees	2,184	2,055	128	6.25
Insurance activity	—	—	—	—

Commercial revenue	5,772	5,318	455	8.55

Gains (losses) on financial transactions	351	269	82	30.40

Gross operating income	6,124	5,587	537	9.61

Income from non-financial services (net) and other operating income	269	220	49	22.20
General administrative expenses	(2,486)	(2,453)	(33)	1.35
Personnel	(1,816)	(1,799)	(17)	0.94
Other administrative expenses	(670)	(654)	(16)	2.47
Depreciation and amortisation	(356)	(381)	26	(6.73)

Net operating income	3,551	2,973	578	19.45

Net loan loss provisions	(580)	(785)	205	(26.16)
Other income	(32)	(53)	21	(39.24)

Income before taxes	2,939	2,134	805	37.70

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Retail Banking Spain
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	795	791	806	834	837	879	908	939

Income from companies accounted for by the equity method	14	9	7	8	5	4	7	9
Net fees	500	521	510	524	523	542	547	571
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,308	1,321	1,322	1,366	1,366	1,425	1,462	1,519

Gains (losses) on financial transactions	51	92	50	77	84	122	68	77

Gross operating income	1,359	1,413	1,372	1,443	1,450	1,547	1,530	1,596

Income from non-financial services (net) and other operating income	55	64	50	50	70	63	60	75
General administrative expenses	(606)	(611)	(611)	(624)	(614)	(620)	(619)	(633)
Personnel	(446)	(447)	(448)	(458)	(453)	(456)	(448)	(458)
Other administrative expenses	(160)	(163)	(163)	(167)	(161)	(164)	(171)	(174)
Depreciation and amortisation	(93)	(95)	(93)	(100)	(88)	(92)	(92)	(84)

Net operating income	715	771	717	769	819	898	879	955

Net loan loss provisions	(164)	(208)	(195)	(218)	(110)	(157)	(130)	(183)
Other income	(16)	15	(12)	(41)	(8)	(6)	(10)	(9)

Income before taxes	535	578	511	510	701	736	739	763

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Retail Banking Portugal
Million euros
		Variation

	2005	2004	Amount	%

Income statement

Net interest income	625	579	46	7.99

Income from companies accounted for by the equity method	—	—	—	—
Net fees	266	240	26	10.92
Insurance activity	—	—	—	—

Commercial revenue	891	818	72	8.85

Gains (losses) on financial transactions	(6)	7	(14)	—

Gross operating income	884	826	59	7.10

Income from non-financial services (net) and other operating income	(6)	(11)	5	(48.32)
General administrative expenses	(398)	(403)	4	(1.09)
Personnel	(259)	(267)	8	(3.07)
Other administrative expenses	(139)	(136)	(4)	2.81
Depreciation and amortisation	(56)	(56)	1	(0.94)

Net operating income	425	356	69	19.31

Net loan loss provisions	(53)	(75)	23	(30.02)
Other income	(18)	(30)	11	(38.56)

Income before taxes	354	251	103	40.93

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Retail Banking Portugal
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	136	157	147	139	149	165	151	159

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	56	60	62	61	65	65	73	62
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	192	217	209	200	214	231	224	221

Gains (losses) on financial transactions	15	(25)	13	4	11	(5)	(5)	(8)

Gross operating income	207	193	222	204	225	226	219	214

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)	2
General administrative expenses	(101)	(100)	(101)	(101)	(101)	(103)	(97)	(98)
Personnel	(66)	(67)	(68)	(65)	(66)	(68)	(63)	(61)
Other administrative expenses	(35)	(32)	(33)	(36)	(34)	(35)	(34)	(37)
Depreciation and amortisation	(12)	(14)	(14)	(16)	(13)	(14)	(14)	(15)

Net operating income	91	77	104	84	109	107	106	103

Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)	(2)
Other income	(22)	(21)	3	9	1	(4)	2	(18)

Income before taxes	70	37	80	63	108	68	95	83

Other information

Spread	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

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Retail Banking United Kingdom (Abbey)
Million euros
2005

Income statement

Net interest income	2,059

Income from companies accounted for by the equity method	2
Net fees	825
Insurance activity	—

Commercial revenue	2,886

Gains (losses) on financial transactions	346

Gross operating income	3,232

Income from non-financial services (net) and other operating income	36
General administrative expenses	(1,925)
Personnel	(1,082)
Other administrative expenses	(844)
Depreciation and amortisation	(115)

Net operating income	1,228

Net loan loss provisions	(318)
Other income	76

Income before taxes	986

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Retail Banking United Kingdom (Abbey)
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income					444	490	555	570

Income from companies accounted for by the equity method					1	1	0	1
Net fees					190	198	216	221
Insurance activity					—	—	—	—

Commercial revenue					635	690	771	791

Gains (losses) on financial transactions					71	123	74	78

Gross operating income					706	813	845	869

Income from non-financial services (net) and other operating income					18	(1)	8	12
General administrative expenses					(520)	(476)	(465)	(464)
Personnel					(280)	(262)	(256)	(284)
Other administrative expenses					(241)	(214)	(209)	(180)
Depreciation and amortisation					(27)	(29)	(27)	(32)

Net operating income					177	307	360	384

Net loan loss provisions					(58)	(101)	(86)	(74)
Other income					19	41	4	11

Income before taxes					138	248	278	322

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Retail Banking United Kingdom (Abbey)
Million pound sterling
2005

Income statement

Net interest income	1,408

Income from companies accounted for by the equity method	2
Net fees	564
Insurance activity	—

Commercial revenue	1,974

Gains (losses) on financial transactions	236

Gross operating income	2,210

Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,316)
Personnel	(740)
Other administrative expenses	(577)
Depreciation and amortisation	(79)

Net operating income	840

Net loan loss provisions	(218)
Other income	52

Income before taxes	674

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Retail Banking United Kingdom (Abbey)
Million pound sterling
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income					308	333	379	388

Income from companies accounted for by the equity method					0	1	0	0
Net fees					132	135	148	150
Insurance activity					—	—	—	—

Commercial revenue					440	468	527	538

Gains (losses) on financial transactions					49	84	50	53

Gross operating income					489	552	577	591

Income from non-financial services (net) and other operating income					13	(1)	5	8
General administrative expenses					(361)	(323)	(318)	(315)
Personnel					(194)	(177)	(175)	(193)
Other administrative expenses					(167)	(145)	(143)	(122)
Depreciation and amortisation					(19)	(19)	(18)	(22)

Net operating income					123	209	246	262

Net loan loss provisions					(40)	(69)	(58)	(50)
Other income					13	28	3	8

Income before taxes					96	169	190	219

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Retail Banking Latin America
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,692	3,016	677	22.45

Income from companies accounted for by the equity method	7	4	2	51.98
Net fees	1,593	1,287	307	23.82
Insurance activity	—	—	—	—

Commercial revenue	5,293	4,307	986	22.89

Gains (losses) on financial transactions	224	57	167	294.71

Gross operating income	5,516	4,364	1,153	26.42

Income from non-financial services (net) and other operating income	(71)	(28)	(42)	149.76
General administrative expenses	(2,962)	(2,492)	(469)	18.82
Personnel	(1,571)	(1,368)	(202)	14.80
Other administrative expenses	(1,391)	(1,124)	(267)	23.72
Depreciation and amortisation	(305)	(266)	(39)	14.57

Net operating income	2,179	1,576	603	38.22

Net loan loss provisions	(284)	(281)	(3)	1.16
Other income	(380)	(184)	(196)	106.97

Income before taxes	1,514	1,112	403	36.23

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Retail Banking Latin America
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	709	755	761	791	762	864	957	1,110

Income from companies accounted for by the equity method	1	0	2	1	0	3	2	2
Net fees	294	323	333	337	341	368	424	461
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,004	1,079	1,095	1,129	1,103	1,235	1,382	1,572

Gains (losses) on financial transactions	18	31	(10)	17	92	43	85	4

Gross operating income	1,023	1,110	1,085	1,146	1,194	1,278	1,468	1,576

Income from non-financial services (net) and other operating income	(9)	(4)	(9)	(6)	(14)	(19)	(23)	(14)
General administrative expenses	(616)	(608)	(616)	(652)	(646)	(716)	(763)	(836)
Personnel	(330)	(334)	(335)	(369)	(351)	(382)	(403)	(435)
Other administrative expenses	(286)	(274)	(281)	(283)	(295)	(334)	(361)	(402)
Depreciation and amortisation	(65)	(68)	(68)	(66)	(68)	(70)	(80)	(87)

Net operating income	333	430	393	421	467	473	601	639

Net loan loss provisions	(69)	(84)	(85)	(43)	(46)	(42)	(75)	(121)
Other income	(14)	9	(7)	(171)	(48)	(53)	(97)	(182)

Income before taxes	249	354	301	207	373	378	429	336

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Retail Banking Latin America
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,592	3,742	849	22.69

Income from companies accounted for by the equity method	9	6	3	52.29
Net fees	1,981	1,597	384	24.07
Insurance activity	—	—	—	—

Commercial revenue	6,582	5,345	1,237	23.13

Gains (losses) on financial transactions	278	70	208	295.51

Gross operating income	6,860	5,415	1,444	26.67

Income from non-financial services (net) and other operating income	(88)	(35)	(53)	150.26
General administrative expenses	(3,683)	(3,093)	(589)	19.06
Personnel	(1,953)	(1,698)	(255)	15.03
Other administrative expenses	(1,730)	(1,395)	(334)	23.96
Depreciation and amortisation	(379)	(331)	(49)	14.80

Net operating income	2,710	1,956	753	38.50

Net loan loss provisions	(354)	(349)	(5)	1.36
Other income	(473)	(228)	(245)	107.39

Income before taxes	1,883	1,380	504	36.51

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Retail Banking Latin America
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1’ 05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	885	910	929	1,018	999	1,090	1,170	1,333

Income from companies accounted for by the equity method	2	0	2	1	1	4	2	2
Net fees	368	389	406	434	447	464	518	553
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,255	1,300	1,338	1,452	1,446	1,558	1,690	1,887

Gains (losses) on financial transactions	23	38	(12)	22	120	53	105	0

Gross operating income	1,277	1,338	1,326	1,474	1,566	1,611	1,795	1,888

Income from non-financial services (net) and other operating income	(12)	(5)	(11)	(8)	(18)	(24)	(28)	(17)
General administrative expenses	(769)	(732)	(753)	(839)	(847)	(903)	(932)	(1,001)
Personnel	(412)	(402)	(410)	(474)	(460)	(481)	(491)	(520)
Other administrative expenses	(358)	(330)	(343)	(365)	(386)	(422)	(441)	(481)
Depreciation and amortisation	(81)	(81)	(83)	(86)	(89)	(88)	(98)	(104)

Net operating income	416	520	480	542	612	595	736	766

Net loan loss provisions	(86)	(101)	(103)	(58)	(60)	(53)	(93)	(147)
Other income	(18)	11	(9)	(212)	(63)	(67)	(120)	(223)

Income before taxes	312	429	367	271	488	475	524	396

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Retail Banking Brazil
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,304	1,073	231	21.56

Income from companies accounted for by the equity method	1	1	1	80.54
Net fees	629	460	169	36.68
Insurance activity	—	—	—	—

Commercial revenue	1,935	1,534	401	26.13

Gains (losses) on financial transactions	218	50	168	336.03

Gross operating income	2,153	1,584	569	35.92

Income from non-financial services (net) and other operating income	(2)	3	(4)	—
General administrative expenses	(1,225)	(995)	(230)	23.11
Personnel	(650)	(556)	(93)	16.81
Other administrative expenses	(575)	(439)	(136)	31.09
Depreciation and amortisation	(153)	(110)	(42)	38.59

Net operating income	774	482	292	60.70

Net loan loss provisions	(145)	(173)	28	(16.03)
Other income	(226)	(14)	(213)	—

Income before taxes	403	295	107	36.31

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Retail Banking Brazil
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	258	283	269	263	265	290	338	411

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	1
Net fees	108	106	122	124	125	141	174	189
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	367	389	391	387	390	431	512	601

Gains (losses) on financial transactions	17	12	(0)	22	40	52	90	36

Gross operating income	383	401	391	409	431	483	602	637

Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(4)	(1)	2
General administrative expenses	(242)	(236)	(236)	(280)	(265)	(292)	(317)	(351)
Personnel	(130)	(128)	(131)	(167)	(145)	(150)	(170)	(185)
Other administrative expenses	(112)	(108)	(105)	(114)	(120)	(142)	(147)	(167)
Depreciation and amortisation	(24)	(25)	(27)	(33)	(35)	(33)	(41)	(44)

Net operating income	118	142	126	96	133	155	242	244

Net loan loss provisions	(42)	(30)	(51)	(50)	(23)	(20)	(34)	(68)
Other income	1	(2)	18	(31)	3	(30)	(50)	(150)

Income before taxes	77	110	93	15	114	105	159	25

Other information

Spread	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

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Retail Banking Brazil
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,622	1,332	290	21.81

Income from companies accounted for by the equity method	2	1	1	80.90
Net fees	783	571	211	36.95
Insurance activity	—	—	—	—

Commercial revenue	2,406	1,904	502	26.38

Gains (losses) on financial transactions	271	62	209	336.90

Gross operating income	2,678	1,966	712	36.20

Income from non-financial services (net) and other operating income	(2)	3	(5)	—
General administrative expenses	(1,523)	(1,235)	(288)	23.35
Personnel	(808)	(690)	(118)	17.04
Other administrative expenses	(715)	(545)	(171)	31.35
Depreciation and amortisation	(190)	(137)	(53)	38.87

Net operating income	962	598	365	61.02

Net loan loss provisions	(180)	(214)	34	(15.86)
Other income	(282)	(17)	(265)	—

Income before taxes	501	366	134	36.59

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Retail Banking Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	322	341	329	339	347	366	413	495

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	1
Net fees	135	128	149	159	164	177	214	228
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	458	469	478	499	512	544	627	723

Gains (losses) on financial transactions	21	14	(0)	28	53	66	112	41

Gross operating income	479	483	478	527	565	610	739	764

Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(5)	(2)	2
General administrative expenses	(302)	(284)	(289)	(360)	(347)	(368)	(387)	(421)
Personnel	(162)	(154)	(161)	(213)	(190)	(188)	(208)	(221)
Other administrative expenses	(140)	(130)	(128)	(146)	(157)	(179)	(179)	(200)
Depreciation and amortisation	(30)	(30)	(33)	(43)	(46)	(41)	(50)	(52)

Net operating income	148	171	154	125	174	195	299	294

Net loan loss provisions	(53)	(35)	(62)	(64)	(30)	(25)	(42)	(84)
Other income	1	(2)	22	(38)	5	(38)	(63)	(185)

Income before taxes	96	134	114	23	149	132	195	25

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Retail Banking Brazil
Million brazilian real
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,922	3,897	24	0.63

Income from companies accounted for by the equity method	4	3	1	49.44
Net fees	1,892	1,672	220	13.14
Insurance activity	—	—	—	—

Commercial revenue	5,818	5,573	246	4.41

Gains (losses) on financial transactions	656	182	474	260.92

Gross operating income	6,474	5,755	720	12.51

Income from non-financial services (net) and other operating income	(6)	9	(15)	—
General administrative expenses	(3,683)	(3,614)	(69)	1.90
Personnel	(1,953)	(2,020)	67	(3.31)
Other administrative expenses	(1,730)	(1,594)	(136)	8.51
Depreciation and amortisation	(459)	(400)	(59)	14.72

Net operating income	2,327	1,749	578	33.02

Net loan loss provisions	(436)	(627)	191	(30.49)
Other income	(681)	(50)	(631)	—

Income before taxes	1,210	1,073	138	12.83

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Retail Banking Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	934	1,036	979	948	926	903	966	1,127

Income from companies accounted for by the equity method	0	0	1	1	0	2	1	2
Net fees	392	389	443	447	437	438	502	516
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,327	1,426	1,423	1,397	1,363	1,342	1,469	1,645

Gains (losses) on financial transactions	60	43	(1)	80	141	164	267	85

Gross operating income	1,387	1,469	1,422	1,477	1,504	1,506	1,735	1,729

Income from non-financial services (net) and other operating income	4	8	(4)	2	6	(14)	(4)	6
General administrative expenses	(875)	(866)	(859)	(1,014)	(924)	(907)	(902)	(950)
Personnel	(469)	(470)	(478)	(603)	(507)	(463)	(485)	(498)
Other administrative expenses	(406)	(396)	(381)	(410)	(418)	(444)	(417)	(452)
Depreciation and amortisation	(88)	(92)	(99)	(121)	(122)	(102)	(118)	(118)

Net operating income	428	518	459	345	464	483	712	668

Net loan loss provisions	(154)	(108)	(185)	(180)	(79)	(62)	(99)	(196)
Other income	4	(6)	64	(112)	12	(98)	(153)	(442)

Income before taxes	278	403	338	53	397	323	460	30

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Retail Banking Mexico
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	955	753	203	26.91

Income from companies accounted for by the equity method	0	—	0	—
Net fees	332	299	34	11.22
Insurance activity	—	—	—	—

Commercial revenue	1,287	1,051	236	22.46

Gains (losses) on financial transactions	(24)	(11)	(13)	114.35

Gross operating income	1,263	1,040	223	21.45

Income from non-financial services (net) and other operating income	(42)	(29)	(13)	46.74
General administrative expenses	(694)	(582)	(112)	19.27
Personnel	(322)	(292)	(30)	10.31
Other administrative expenses	(372)	(290)	(82)	28.30
Depreciation and amortisation	(59)	(47)	(12)	25.52

Net operating income	468	382	85	22.35

Net loan loss provisions	(41)	(7)	(34)	453.33
Other income	(57)	(13)	(44)	335.00

Income before taxes	369	362	8	2.18

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Retail Banking Mexico
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	173	178	197	206	200	228	244	282

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—	—
Net fees	62	82	77	77	77	83	81	91
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	235	260	274	283	277	311	325	374

Gains (losses) on financial transactions	12	3	(13)	(13)	8	(23)	5	(14)

Gross operating income	246	263	261	270	285	288	330	360

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(10)	(11)	(13)	(7)
General administrative expenses	(148)	(134)	(143)	(157)	(151)	(170)	(175)	(198)
Personnel	(73)	(73)	(73)	(73)	(76)	(83)	(81)	(83)
Other administrative expenses	(75)	(61)	(70)	(84)	(75)	(87)	(95)	(115)
Depreciation and amortisation	(12)	(13)	(14)	(8)	(12)	(14)	(14)	(18)

Net operating income	79	108	98	97	111	93	127	136

Net loan loss provisions	(11)	(8)	(10)	21	(10)	(10)	(9)	(13)
Other income	4	4	(10)	(10)	(11)	1	(28)	(19)

Income before taxes	72	104	77	108	90	85	90	105

Other information

Spread	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

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Retail Banking Mexico
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,188	934	254	27.16

Income from companies accounted for by the equity method	0	—	0	—
Net fees	413	371	42	11.45
Insurance activity	—	—	—	—

Commercial revenue	1,601	1,305	296	22.70

Gains (losses) on financial transactions	(30)	(14)	(16)	114.78

Gross operating income	1,570	1,291	280	21.69

Income from non-financial services (net) and other operating income	(53)	(36)	(17)	47.04
General administrative expenses	(864)	(723)	(141)	19.51
Personnel	(401)	(363)	(38)	10.53
Other administrative expenses	(463)	(360)	(103)	28.56
Depreciation and amortisation	(73)	(58)	(15)	25.78

Net operating income	581	474	107	22.59

Net loan loss provisions	(51)	(9)	(42)	454.44
Other income	(71)	(16)	(55)	335.87

Income before taxes	459	449	11	2.38

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Retail Banking Mexico
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	215	214	241	264	263	288	298	339

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	78	99	94	99	101	104	98	109
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	293	313	335	363	364	393	396	448

Gains (losses) on financial transactions	15	4	(16)	(16)	10	(30)	6	(17)

Gross operating income	308	317	319	347	374	362	403	431

Income from non-financial services (net) and other operating income	(9)	(9)	(8)	(10)	(14)	(14)	(16)	(8)
General administrative expenses	(185)	(161)	(175)	(202)	(198)	(214)	(213)	(238)
Personnel	(91)	(87)	(90)	(95)	(100)	(104)	(98)	(99)
Other administrative expenses	(94)	(74)	(85)	(107)	(99)	(110)	(116)	(139)
Depreciation and amortisation	(15)	(16)	(17)	(10)	(16)	(17)	(18)	(22)

Net operating income	99	131	120	125	146	117	155	163

Net loan loss provisions	(13)	(9)	(13)	26	(13)	(12)	(11)	(15)
Other income	5	4	(12)	(13)	(15)	1	(35)	(23)

Income before taxes	90	126	94	138	119	106	109	125

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Retail Banking Mexico
Million new mexican peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	12,929	10,548	2,381	22.58

Income from companies accounted for by the equity method	0	—	0	—
Net fees	4,494	4,183	311	7.43
Insurance activity	—	—	—	—

Commercial revenue	17,423	14,731	2,692	18.28

Gains (losses) on financial transactions	(331)	(160)	(171)	107.03

Gross operating income	17,092	14,571	2,521	17.30

Income from non-financial services (net) and other operating income	(573)	(404)	(169)	41.74
General administrative expenses	(9,398)	(8,158)	(1,240)	15.20
Personnel	(4,362)	(4,094)	(268)	6.55
Other administrative expenses	(5,036)	(4,064)	(972)	23.92
Depreciation and amortisation	(794)	(655)	(139)	21.24

Net operating income	6,327	5,354	973	18.17

Net loan loss provisions	(557)	(104)	(453)	434.44
Other income	(770)	(183)	(587)	320.15

Income before taxes	5,000	5,067	(66)	(1.31)

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Retail Banking Mexico
Million new mexican peso
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	2,368	2,435	2,754	2,990	2,938	3,159	3,191	3,640

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	853	1,127	1,080	1,123	1,127	1,144	1,050	1,173
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	3,221	3,563	3,834	4,113	4,065	4,304	4,241	4,814

Gains (losses) on financial transactions	160	43	(179)	(184)	116	(336)	70	(182)

Gross operating income	3,381	3,606	3,655	3,929	4,181	3,968	4,311	4,632

Income from non-financial services (net) and other operating income	(96)	(99)	(95)	(114)	(153)	(155)	(177)	(87)
General administrative expenses	(2,037)	(1,838)	(2,001)	(2,282)	(2,216)	(2,347)	(2,283)	(2,552)
Personnel	(1,000)	(995)	(1,028)	(1,071)	(1,113)	(1,142)	(1,046)	(1,062)
Other administrative expenses	(1,036)	(843)	(974)	(1,211)	(1,103)	(1,206)	(1,237)	(1,490)
Depreciation and amortisation	(163)	(184)	(189)	(118)	(178)	(188)	(189)	(239)

Net operating income	1,085	1,486	1,369	1,414	1,634	1,277	1,663	1,753

Net loan loss provisions	(148)	(103)	(147)	293	(146)	(132)	(113)	(166)
Other income	51	51	(139)	(146)	(162)	17	(381)	(243)

Income before taxes	989	1,433	1,084	1,561	1,326	1,162	1,168	1,344

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Retail Banking Chile
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	725	560	165	29.50

Income from companies accounted for by the equity method	1	0	0	9.83
Net fees	207	154	53	34.80
Insurance activity	—	—	—	—

Commercial revenue	932	714	219	30.63

Gains (losses) on financial transactions	(30)	(5)	(25)	517.37

Gross operating income	903	709	194	27.33

Income from non-financial services (net) and other operating income	(6)	(5)	(1)	15.94
General administrative expenses	(388)	(323)	(65)	20.03
Personnel	(238)	(203)	(34)	16.90
Other administrative expenses	(151)	(120)	(30)	25.30
Depreciation and amortisation	(42)	(52)	11	(20.55)

Net operating income	468	329	139	42.30

Net loan loss provisions	(110)	(72)	(38)	52.32
Other income	(20)	(58)	39	(66.28)

Income before taxes	338	198	140	70.69

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Retail Banking Chile
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	120	145	142	153	130	177	197	220

Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0	0
Net fees	35	39	38	42	41	45	58	63
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	156	184	180	194	171	223	255	284

Gains (losses) on financial transactions	(4)	(0)	0	(1)	13	3	(15)	(31)

Gross operating income	151	184	181	193	184	226	240	253

Income from non-financial services (net) and other operating income	(1)	(1)	(1)	(1)	(0)	(1)	(2)	(2)
General administrative expenses	(85)	(87)	(89)	(62)	(84)	(93)	(107)	(104)
Personnel	(51)	(53)	(53)	(46)	(50)	(60)	(63)	(65)
Other administrative expenses	(34)	(34)	(36)	(16)	(34)	(32)	(44)	(40)
Depreciation and amortisation	(14)	(14)	(12)	(12)	(9)	(10)	(12)	(11)

Net operating income	51	81	78	118	91	122	119	135

Net loan loss provisions	(12)	(27)	(12)	(20)	(23)	(19)	(32)	(36)
Other income	(9)	(2)	(6)	(41)	(3)	(17)	(5)	5

Income before taxes	30	52	60	57	66	86	82	104

Other information

Spread	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

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Retail Banking Chile
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	901	695	207	29.76

Income from companies accounted for by the equity method	1	1	0	10.05
Net fees	258	191	67	35.08
Insurance activity	—	—	—	—

Commercial revenue	1,159	886	274	30.89

Gains (losses) on financial transactions	(37)	(6)	(31)	518.61

Gross operating income	1,123	880	243	27.59

Income from non-financial services (net) and other operating income	(7)	(6)	(1)	16.17
General administrative expenses	(483)	(401)	(81)	20.27
Personnel	(295)	(252)	(43)	17.14
Other administrative expenses	(187)	(149)	(38)	25.55
Depreciation and amortisation	(52)	(65)	13	(20.39)

Net operating income	581	408	174	42.59

Net loan loss provisions	(137)	(90)	(47)	52.62
Other income	(24)	(72)	48	(66.22)

Income before taxes	420	245	174	71.03

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Retail Banking Chile
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	150	175	173	196	170	225	242	264

Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0	0
Net fees	44	46	46	54	54	57	71	76
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	194	222	220	249	225	282	313	341

Gains (losses) on financial transactions	(5)	(0)	0	(1)	17	3	(19)	(38)

Gross operating income	189	222	221	248	242	285	293	303

Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(2)	(2)	(3)
General administrative expenses	(107)	(105)	(108)	(81)	(110)	(117)	(131)	(125)
Personnel	(64)	(64)	(64)	(60)	(65)	(76)	(77)	(77)
Other administrative expenses	(43)	(41)	(44)	(21)	(45)	(41)	(54)	(47)
Depreciation and amortisation	(17)	(17)	(15)	(16)	(12)	(12)	(15)	(13)

Net operating income	64	98	95	150	119	154	146	162

Net loan loss provisions	(15)	(33)	(15)	(26)	(30)	(24)	(39)	(44)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)	7

Income before taxes	37	63	73	73	86	108	100	126

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Retail Banking Chile
Million chilean peso
			Variation

	2005	2004	Amount	%

Income statement
Net interest income	503,077	423,462	79,615	18.80

Income from companies accounted for by the equity method	357	354	3	0.76

Net fees	143,790	116,268	27,522	23.67
Insurance activity	—	—	—	—

Commercial revenue	647,223	540,084	107,140	19.84

Gains (losses) on financial transactions	(20,564)	(3,631)	(16,933)	466.38

Gross operating income	626,660	536,453	90,207	16.82

Income from non-financial services (net) and other operating income	(3,921)	(3,687)	(235)	6.37
General administrative expenses	(269,377)	(244,637)	(24,740)	10.11
Personnel	(164,872)	(153,727)	(11,144)	7.25
Other administrative expenses	(104,505)	(90,910)	(13,595)	14.95
Depreciation and amortisation	(28,810)	(39,525)	10,715	(27.11)

Net operating income	324,552	248,604	75,948	30.55

Net loan loss provisions	(76,516)	(54,758)	(21,759)	39.74
Other income	(13,663)	(44,173)	30,510	(69.07)

Income before taxes	234,373	149,674	84,699	56.59

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Retail Banking Chile
Million chilean peso
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	88,245	109,466	108,691	117,061	98,579	130,404	133,696	140,398

Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)	54
Net fees	26,073	29,175	29,110	31,910	31,097	33,038	39,154	40,501
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	114,304	138,881	138,152	148,746	129,888	163,534	172,848	180,953

Gains (losses) on financial transactions	(3,059)	(199)	205	(578)	9,972	2,039	(11,289)	(21,286)

Gross operating income	111,245	138,682	138,357	148,169	139,859	165,574	161,559	159,667

Income from non-financial services (net) and other operating income	(988)	(939)	(1,089)	(671)	(4)	(1,101)	(1,161)	(1,656)
General administrative expenses	(62,738)	(65,959)	(67,942)	(47,998)	(63,884)	(67,783)	(72,197)	(65,513)
Personnel	(37,476)	(40,092)	(40,467)	(35,692)	(37,732)	(44,177)	(42,280)	(40,682)
Other administrative expenses	(25,262)	(25,867)	(27,475)	(12,305)	(26,151)	(23,606)	(29,917)	(24,830)
Depreciation and amortisation	(10,016)	(10,667)	(9,553)	(9,290)	(7,002)	(7,103)	(8,042)	(6,663)

Net operating income	37,503	61,117	59,774	90,210	68,970	89,587	80,160	85,835

Net loan loss provisions	(9,095)	(20,636)	(9,629)	(15,398)	(17,230)	(13,932)	(21,909)	(23,446)
Other income	(6,596)	(1,638)	(4,591)	(31,347)	(1,922)	(12,763)	(3,348)	4,370

Income before taxes	21,812	38,843	45,554	43,465	49,819	62,892	54,902	66,759

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Asset Management and Insurance
Million euros
	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement
Net interest income	(146)	22	17	4	25.58	(163)	—
Income from companies accounted for by the equity method	—	—	(5)	5	(100.00)	5	(100.00)
Net fees	667	535	452	83	18.31	216	47.73
Insurance activity	813	225	165	60	36.34	649	393.74

Commercial revenue	1,335	781	629	152	24.10	706	112.14

Gains (losses) on financial transactions	32	31	11	20	175.27	20	184.03

Gross operating income	1,367	812	640	171	26.73	726	113.39

Income from non-financial services (net) and other operating income	(0)	(0)	1	(1)	—	(1)	—
General administrative expenses	(662)	(289)	(250)	(39)	15.73	(413)	165.04
Personnel	(308)	(162)	(151)	(11)	7.51	(157)	104.32
Other administrative expenses	(354)	(127)	(99)	(28)	28.24	(255)	257.43
Depreciation and amortisation	(19)	(17)	(16)	(1)	3.28	(3)	17.69

Net operating income	685	506	375	130	34.71	310	82.51

Net loan loss provisions	0	0	2	(2)	(91.79)	(2)	(98.88)
Other income	3	3	(6)	9	—	9	—

Income before taxes	688	509	371	138	37.23	318	85.61

	31.12.05		31.12.04	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Business volumes
Total assets	9,172	9,172	6,957	2,214	31.83	2,214	31.83
Loans and credits	194	194	476	(282)	(59.20)	(282)	(59.20)
Customer deposits	21	21	36	(16)	(43.24)	(16)	(43.24)

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Asset Management and Insurance
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	3	4	5	5	(18)	(15)	(58)	(55)

Income from companies accounted for by the equity method	—	(5)	0	(0)	—	—	—	—
Net fees	109	115	114	114	141	149	181	196
Insurance activity	32	46	42	44	214	184	213	202

Commercial revenue	145	161	160	163	337	318	336	343

Gains (losses) on financial transactions	3	0	4	4	14	9	5	4

Gross operating income	148	161	164	167	352	327	341	347

Income from non-financial services (net) and other operating income	(0)	2	(1)	0	0	(0)	0	(0)
General administrative expenses	(58)	(62)	(64)	(66)	(138)	(161)	(163)	(200)
Personnel	(36)	(38)	(38)	(39)	(65)	(73)	(82)	(87)
Other administrative expenses	(22)	(24)	(26)	(27)	(73)	(88)	(81)	(113)
Depreciation and amortisation	(4)	(5)	(3)	(4)	(5)	(4)	(6)	(4)

Net operating income	86	97	95	97	208	162	172	143

Net loan loss provisions	(1)	2	1	0	(4)	4	0	0
Other income	1	(2)	1	(5)	9	1	(5)	(1)

Income before taxes	85	97	97	92	213	166	168	142

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes
Total assets	10,285	6,251	6,594	6,957	7,266	8,087	8,496	9,172
Loans and credits	1,116	374	405	476	369	249	251	194
Customer deposits	20	20	23	36	24	23	18	21

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Global Wholesale Banking
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	614	677	(63)	(9.33)

Income from companies accounted for by the equity method	—	0	(0)	(100.00)
Net fees	473	392	80	20.48
Insurance activity	—	—	—	—

Commercial revenue	1,087	1,069	17	1.61

Gains (losses) on financial transactions	656	527	129	24.52

Gross operating income	1,743	1,597	146	9.17

Income from non-financial services (net) and other operating income	(22)	(23)	1	(2.75)
General administrative expenses	(543)	(485)	(58)	11.99
Personnel	(339)	(299)	(40)	13.46
Other administrative expenses	(204)	(186)	(18)	9.65
Depreciation and amortisation	(56)	(50)	(5)	10.82

Net operating income	1,121	1,038	83	8.04

Net loan loss provisions	(63)	(163)	100	(61.08)
Other income	12	3	9	320.90

Income before taxes	1,069	878	192	21.87

			Variation

	31.12.05	31.12.04	Amount	%

Business volumes
Total assets	141,249	133,627	7,622	5.70
Loans and credits	27,158	24,134	3,024	12.53
Customer deposits	35,272	37,273	(2,001)	(5.37)

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Global Wholesale Banking
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	196	162	171	148	173	140	153	147

Income from companies accounted for by the equity method	—	0	0	0	1	(1)	—	—
Net fees	103	102	89	99	103	120	120	129
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	298	264	260	247	278	259	273	277

Gains (losses) on financial transactions	164	111	127	125	145	250	93	168

Gross operating income	463	375	387	372	423	509	367	445

Income from non-financial services (net) and other operating income	(5)	(6)	(6)	(6)	(6)	(2)	(7)	(7)
General administrative expenses	(115)	(119)	(119)	(132)	(127)	(133)	(136)	(147)
Personnel	(71)	(72)	(73)	(84)	(78)	(83)	(83)	(95)
Other administrative expenses	(44)	(47)	(46)	(49)	(50)	(50)	(53)	(52)
Depreciation and amortisation	(13)	(12)	(12)	(13)	(12)	(14)	(13)	(17)

Net operating income	329	238	250	221	277	360	210	274

Net loan loss provisions	(34)	(41)	(70)	(19)	(21)	14	(1)	(56)
Other income	(5)	6	0	1	8	4	7	(8)

Income before taxes	290	203	181	204	265	378	217	210

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes
Total assets	115,602	121,913	127,434	133,627	133,648	135,871	135,368	141,249
Loans and credits	25,488	25,537	24,970	24,134	24,934	26,094	24,615	27,158
Customer deposits	31,985	32,090	29,796	37,273	41,332	32,676	34,344	35,272

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NPL ratio
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	0.87	0.81	0.80	0.81	0.83	0.78	0.77	0.75

Santander Central Hispano Netwok	0.70	0.64	0.62	0.60	0.60	0.59	0.59	0.59
Banesto	0.69	0.65	0.64	0.64	0.57	0.54	0.49	0.49
Santander Consumer	1.95	1.98	2.17	2.28	2.36	2.18	2.28	2.40
Portugal	1.30	1.16	0.95	1.06	1.23	1.03	0.87	0.78

United Kingdom (Abbey)				0.70	0.84	0.80	0.74	0.67

Latin America	3.20	3.20	2.99	2.94	2.73	2.17	1.95	1.91

Brazil	2.67	2.38	2.08	2.85	2.70	2.89	2.92	2.88
Mexico	1.36	1.27	1.23	1.28	0.89	0.89	0.85	0.89
Chile	4.00	3.66	3.36	3.53	3.42	2.98	2.45	2.31

Operating Areas	1.24	1.19	1.15	0.97	1.02	0.94	0.89	0.86

Spain	0.73	0.67	0.66	0.64	0.61	0.59	0.58	0.57

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NPL coverage
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	196.30	213.46	224.42	225.23	227.85	240.66	246.99	248.42

Santander Central Hispano Netwok	193.52	224.89	245.78	268.57	267.12	274.52	284.78	289.26
Banesto	273.18	284.00	283.73	273.16	336.68	349.50	380.09	371.55
Santander Consumer	131.27	134.48	128.24	124.82	127.23	128.63	124.66	125.20
Portugal	156.49	172.70	204.78	194.05	182.44	216.93	244.38	243.19

United Kingdom (Abbey)				91.39	71.81	73.73	70.69	77.72

Latin America	140.36	143.89	150.02	155.00	160.16	180.81	183.16	183.36

Brazil	213.06	222.68	237.13	188.17	188.11	164.62	147.80	138.52
Mexico	242.74	255.41	253.30	213.46	290.07	286.56	280.50	273.43
Chile	109.51	114.41	124.41	126.84	130.95	141.12	160.75	165.57

Operating Areas	173.30	183.80	193.48	168.16	161.12	172.81	174.32	182.33

Spain	212.59	237.55	253.41	262.57	286.12	299.57	311.67	317.86

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Spreads loans and deposits
%
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Santander Central Hispano Network
Spread loans	1.68	1.71	1.55	1.47	1.40	1.43	1.45	1.46
Spread deposits	1.39	1.41	1.46	1.47	1.53	1.50	1.49	1.54

SUM	3.07	3.12	3.01	2.94	2.93	2.93	2.94	3.00

Retail Banking Banesto
Spread loans	1.73	1.67	1.54	1.47	1.50	1.48	1.46	1.43
Spread deposits	1.35	1.34	1.38	1.36	1.30	1.31	1.29	1.41

SUM	3.08	3.01	2.92	2.83	2.80	2.79	2.75	2.84

Santander Consumer
Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68	4.55

Retail Banking Portugal
Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

SUM	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Retail Banking Brazil
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

SUM	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Retail Banking Mexico
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

SUM	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Retail Banking Chile
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

SUM	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

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Risk-weighted assets
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	187,353	200,360	202,340	218,079

Santander Central Hispano Network	69,944	71,968	74,609	79,622
Banesto	44,254	49,491	49,251	49,715
Santander Consumer	24,875	26,890	27,795	28,474
Portugal	22,156	21,569	22,320	22,960

United Kingdom (Abbey)	92,025	92,903	102,634	101,567

Latin America	42,977	51,521	52,076	57,498

Brazil	10,025	14,186	13,606	14,979
Mexico	10,143	12,453	11,237	13,621
Chile	10,460	11,858	12,997	13,730

Operating Areas	322,356	344,784	357,051	377,143

Financial management and equity stakes	36,478	39,644	44,120	35,591

Total	358,834	384,428	401,171	412,734

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SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 13, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President